Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

UAL Corporation

Continental Airlines, Inc.

and

JT Merger Sub Inc.

Dated as of May 2, 2010

Page

ARTICLE I	THE MERGER

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects	2
1.5	Certificates of Incorporation and By-Laws	2
1.6	Alternative Structure	3

ARTICLE II	EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

2.1	Effect on Capital Stock	3
2.2	Exchange of Certificates	4

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF UNITED AND MERGER SUB

3.1	Corporate Organization	7
3.2	Capitalization	8
3.3	Authority; No Violation	10
3.4	Consents and Approvals	12
3.5	Reports	13
3.6	Financial Statements	13
3.7	Brokers’ Fees	14
3.8	Absence of Certain Changes or Events	15
3.9	Legal Proceedings	15
3.10	Taxes and Tax Returns	15
3.11	Employee Benefit Plans	16
3.12	Labor and Employment Matters	20
3.13	Internal Control	20
3.14	Compliance with Laws; Licenses	20
3.15	Certain Contracts	21
3.16	Environmental Liability	22
3.17	State Takeover Laws	24
3.18	United Information	24
3.19	Affiliate Transactions	24
3.20	Aircraft	24
3.21	United Slots and Operating Rights	26
3.22	Intellectual Property	26
3.23	Major United Airports	27
3.24	Foreign Corrupt Practices Act	27

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(continued)

Page

3.25	U.S. Citizen; Air Carrier	28
3.26	Fairness Opinions	28

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF CONTINENTAL

4.1	Corporate Organization	28
4.2	Capitalization	29
4.3	Authority; No Violation	31
4.4	Consents and Approvals	32
4.5	Reports	32
4.6	Financial Statements	33
4.7	Brokers’ Fees	34
4.8	Absence of Certain Changes or Events	34
4.9	Legal Proceedings	34
4.10	Taxes and Tax Returns	34
4.11	Employee Benefit Plans	35
4.12	Labor and Employment Matters	39
4.13	Internal Control	39
4.14	Compliance with Laws; Licenses	39
4.15	Certain Contracts	40
4.16	Environmental Liability	41
4.17	State Takeover Laws	42
4.18	Continental Information	42
4.19	Affiliate Transactions	42
4.20	Aircraft	42
4.21	Continental Slots and Operating Rights	44
4.22	Intellectual Property	44
4.23	Major Continental Airports	45
4.24	Foreign Corrupt Practices Act	45
4.25	U.S. Citizen; Air Carrier	46
4.26	Fairness Opinions	46

ARTICLE V	COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	46
5.2	United Forbearances	47
5.3	Continental Forbearances	51
5.4	Control of Other Party’s Business	56
5.5	No Solicitation	57

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(continued)

Page

ARTICLE VI	ADDITIONAL AGREEMENTS

6.1	Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings	61
6.2	Access to Information; Confidentiality	63
6.3	Required Actions	64
6.4	Stock Plans	67
6.5	Actions with Respect to Certain Continental Debt	69
6.6	Indemnification and Directors and Officers Insurance	70
6.7	Fees and Expenses	70
6.8	Certain Tax Matters	73
6.9	Transaction Litigation	73
6.10	Section 16 Matters	74
6.11	Governance Matters	74
6.12	Employee Matters	76
6.13	Collective Bargaining Agreement Commitments	78

ARTICLE VII	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation To Effect the Merger	78
7.2	Conditions to Obligations of United	79
7.3	Conditions to Obligations of Continental	80

ARTICLE VIII	TERMINATION AND AMENDMENT

8.1	Termination	80
8.2	Effect of Termination	82
8.3	Amendment	82
8.4	Extension; Waiver	82

ARTICLE IX	GENERAL PROVISIONS

9.1	Nonsurvival of Representations and Warranties	83
9.2	Notices	83
9.3	Definitions	84
9.4	Interpretation	89
9.5	Severability	90
9.6	Counterparts	90
9.7	Entire Agreement; No Third Party Beneficiaries	90
9.8	GOVERNING LAW	91
9.9	Assignment	91

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(continued)

Page

9.10	Specific Enforcement	91
9.11	Jurisdiction	92
9.12	Waiver of Jury Trial	92
9.13	Publicity	92

Annex A	Cross-Reference Table	A-1
Annex B	Continental Employee Commitments	B-1

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B-1	Restated Charter of United
Exhibit B-2	Restated Bylaws of United

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AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 2, 2010 among UAL Corporation, a Delaware corporation (“United”), Continental Airlines, Inc., a Delaware corporation (“Continental”), and JT Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of United (“Merger Sub”).

WHEREAS the respective Boards of Directors of United and Continental deem it advisable and in the best interests of each corporation and its respective stockholders that United and Continental engage in a “merger of equals” business combination in order to advance the long-term strategic business interests of each of United and Continental;

WHEREAS the respective Boards of Directors of United and Continental have determined that such “merger of equals” business combination shall be effected pursuant to the terms of this Agreement through the Merger (as defined in Section 1.1);

WHEREAS the respective Boards of Directors of United, Continental and Merger Sub have approved this Agreement and determined that the terms of this Agreement are in the respective best interests of United, Continental or Merger Sub, as the case may be, and their respective stockholders;

WHEREAS the respective Boards of Directors of Continental and Merger Sub have declared the advisability of this Agreement and recommended adoption of this Agreement by their respective stockholders;

WHEREAS for U.S. Federal income Tax purposes, it is intended that (a) the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (such Tax treatment being referred to as the “Intended Tax Treatment”), (b) this Agreement be, and is hereby, adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and (c) United, Continental and Merger Sub each be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and

WHEREAS United, Continental and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:

ARTICLE I
THE MERGER

                1.1          The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “Delaware Law”), on the Closing Date, Merger Sub shall be merged with and into Continental (the “Merger”).  At the Effective Time, the separate corporate existence of Merger Sub shall cease and Continental shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).  As a result of the Merger, Continental shall become a wholly-owned subsidiary of United.

                1.2           Closing.  The closing (the “Closing”) of the Merger shall take place at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m., Eastern time, on a date to be specified by United and Continental, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between United and Continental; provided, however, that, if any of the conditions set forth in Article VII is not satisfied or (to the extent permitted by Law) waived on such second Business Day, then the Closing shall take place on the first Business Day on which all such conditions shall have been satisfied or (to the extent permitted by Law) waived.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

                1.3           Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware the Certificate of Merger and the Restated Charter, in each case in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the Delaware Law, and, as soon as practicable on or after the Closing Date, shall make all other filings required under the Delaware Law or by the Secretary of State of the State of Delaware in connection with the Merger.  The Merger shall become effective at the time that the certificate of merger relating to the Merger (the “Certificate of Merger”) has been duly filed with the Secretary of State of the State of Delaware, or at such later time as United and Continental shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).  The Restated Charter shall be filed with the Secretary of State of the State of Delaware immediately prior to the filing of the Certificate of Merger and shall become effective at the Effective Time.

                1.4           Effects.  The Merger shall have the effects set forth in this Agreement and Section 259 of the Delaware Law.

                1.5           Certificates of Incorporation and By-Laws.

                               (a)           Surviving Corporation Certificate of Incorporation and By-Laws.  The certificate of incorporation of Continental, as in effect immediately prior to the Effective Time, shall be amended and restated at the Effective Time to read in the form of Exhibit A and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  The by-laws of Continental shall be amended and restated at the Effective Time to be the same as the by-laws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law.

                                (b)          United Certificate of Incorporation and By-Laws.  Subject to receipt of the United Charter Stockholder Approval, the United Charter (as in effect immediately prior to the Effective Time), shall be amended and restated as of the Effective Time to read in the form of Exhibit B-1 (the “Restated Charter”) and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of United until thereafter changed or amended as provided therein or by applicable Law.  The Restated Charter shall provide, among other things, that the name of United shall be changed at the Effective Time to “United Continental Holdings, Inc.”  The United Bylaws, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to read in the form of Exhibit B-2 and, as so amended and restated, such by-laws shall be the by-laws of United until thereafter changed or amended as provided therein or by applicable Law (the “United-Continental Bylaws”).

                1.6           Alternative Structure.  The parties agree to cooperate reasonably in the consideration of alternative structures to implement the transactions contemplated by this Agreement that are mutually agreeable to Continental and United, but only with respect to any such alternative structure that does not (a) impose any material delay on, or condition to, the consummation of the Merger, (b) adversely affect any of the parties hereto or either United’s or Continental’s stockholders or (c) result in additional liability to the directors or officers of United or Continental.

ARTICLE II
EFFECT ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

                2.1           Effect on Capital Stock.

                             (a)        At the Effective Time, by virtue of the Merger and without any action on the part of United, Continental, Merger Sub or the holder of any shares of Continental Common Stock or any shares of capital stock of Merger Sub:

(i)           Capital Stock of Merger Sub.  Each share of Common Stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii)          Cancelation of Treasury Stock.  Each share of Class B Common Stock, par value $0.01 per share, of Continental (such shares, the “Continental Common Stock”), issued and outstanding immediately prior to the Effective Time that is owned by Continental and each share of Continental Common Stock issued and outstanding immediately prior to the Effective Time that is owned by United or Merger Sub shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)         Conversion of Continental Common Stock.  Subject to Section 2.2(e), each share of Continental Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(a)(ii)), shall be converted into the right to receive 1.05 (the “Exchange Ratio”) fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of United (the “United Common Stock,” and such shares of United Common Stock into which shares of Continental Common Stock are converted pursuant to this Section 2.1(a)(iii), the “Merger Consideration”).  All shares of Continental Common Stock converted pursuant to this Section 2.1(a)(iii), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Continental Common Stock (each such certificate, whether represented in certificated or non-certificated book-entry form, to the extent applicable, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of United Common Stock to be paid in consideration therefor in accordance with Section 2.2(e) and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate in accordance with Section 2.2(c), without interest.

(b)          Certain Adjustments.  If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of United Capital Stock or Continental Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately and proportionately adjusted to provide to the holders of United Capital Stock and the holders of Continental Common Stock the same economic effect as contemplated by this Agreement prior to such event.

                2.2           Exchange of Certificates.

(a)           Exchange Agent.  Prior to the Effective Time, United and Continental shall appoint a commercial bank or trust company to be mutually agreed upon to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration.  At or prior to the Effective Time, United shall deposit with the Exchange Agent, for the benefit of the holders of Certificates, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of United Common Stock to be delivered as the Merger Consideration (such certificates, whether represented in certificated or non-certificated book-entry form, to the extent applicable, the “United Common Certificates”).  In addition, United shall deposit with the Exchange Agent, from time to time as needed, cash sufficient to make payments in lieu of fractional shares pursuant to Section 2.2(e) and to pay any dividends or other distributions which holders of Certificates have the right to receive pursuant to Section 2.2(c).  All such United Common Certificates and cash deposited with the Exchange Agent pursuant to this Section 2.2(a) is hereinafter referred to as the “Exchange Fund.”

(b)           Exchange Procedures.  As soon as reasonably practicable after the Effective Time, United shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as United and Continental may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration.  Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a United Common Certificate representing that number of whole shares of United Common Stock that such holder has the right to receive in respect of the aggregate number of shares of Continental Common Stock previously represented by such Certificate pursuant to Section 2.1 and a check representing cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.2(e) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.2(c), and the Certificate so surrendered shall immediately be canceled.  In the event of a transfer of ownership of Continental Common Stock that is not registered in the transfer records of Continental, a United Common Certificate representing the proper number of shares of United Common Stock pursuant to Section 2.1 and a check representing cash in lieu of fractional shares that the holder has the right to receive pursuant to Section 2.2(e) and in respect of any dividends or other distributions that the holder has the right to receive pursuant to Section 2.2(c) may be delivered to a transferee if the Certificate representing such Continental Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid.  Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.1 (and cash in lieu of fractional shares pursuant to Section 2.2(e) and in respect of any dividends or other distributions pursuant to Section 2.2(c)).  No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)           Treatment of Unexchanged Shares.  No dividends or other distributions declared or made with respect to United Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of United Common Stock deliverable upon surrender thereof, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until the surrender of such Certificate in accordance with this Article II.  Subject to escheat or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of United Common Stock that such holder has the right to receive pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole shares of United Common Stock that such holder has the right to receive pursuant to Section 2.1(a)(iii), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such number of whole shares of United Common Stock that such holder has the right to receive pursuant to Section 2.1(a)(iii).

(d)           No Further Ownership Rights in Continental Common Stock.  The shares of United Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Continental Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Continental Common Stock.  From and after the Effective Time, (i) all holders of Certificates shall cease to have any rights as stockholders of Continental other than the right to receive the Merger Consideration and any cash in lieu of fractional shares of United Common Stock to be paid in consideration therefor in accordance with Section 2.2(e) and any dividends or other distributions that holders have the right to receive upon the surrender of such Certificate in accordance with Section 2.2(c), without interest, and (ii) the stock transfer books of Continental shall be closed with respect to all shares of Continental Common Stock outstanding immediately prior to the Effective Time.  From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Continental Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificates formerly representing shares of Continental Common Stock are presented to the Surviving Corporation, United or the Exchange Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article II.

(e)           No Fractional Shares.  No fractional shares of United Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of United Common Stock shall be delivered upon the conversion of Continental Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of United Common Stock.  Notwithstanding any other provision of this Agreement, each holder of shares of Continental Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of United Common Stock (after aggregating all shares represented by the Certificates delivered by such holder) shall receive, in lieu thereof and upon surrender of such holder’s Certificates, cash (without interest) in an amount equal to such fractional amount multiplied by (x) if the United Common Stock is listed on the NASDAQ at the Effective Time, the NASDAQ Official Closing Price of United Common Stock (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source mutually selected by United and Continental) or (y) if the United Common Stock is listed on the NYSE at the Effective Time, the last reported sale price of United Common Stock, as reported on the NYSE Composite Transactions Tape (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source mutually selected by United and Continental), in each case on the first trading day immediately following the date on which the Effective Time occurs.

(f)            Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates for 180 days after the Effective Time shall be delivered to United, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to United for satisfaction of its claim for Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions which such holder has the right to receive pursuant to this Article II.

(g)           No Liability.  None of United, Continental, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of United, free and clear of all claims or interest of any Person previously entitled thereto.

(h)           Investment of Exchange Fund.  The Exchange Agent shall invest any cash in the Exchange Fund as directed by United on a daily basis, provided that, subject to Section 2.2(g), no such investment or losses will affect the cash payable to holders of Certificates.  Any interest or other amounts received with respect to such investments shall be paid to United.

(i)            Withholding Rights.  Each of United and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of a Certificate pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law.  Any amounts so deducted, withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of which such deduction or withholding was made.

(j)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by United, the posting by such Person of a bond, in such reasonable amount as United may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(g), United) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, any cash in lieu of fractional shares and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF UNITED AND MERGER SUB

Except as disclosed in the disclosure letter (the “United Disclosure Schedule”) delivered by United to Continental prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the United Disclosure Schedule relates) or in the United SEC Reports filed and publicly available prior to the date of this Agreement, United and Merger Sub hereby represent and warrant to Continental as follows:

                 3.1          Corporate Organization.

(a)           United.

(i)            United is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  United has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(ii)           True and complete copies of the Restated Certificate of Incorporation of United, as amended through, and as in effect as of, the date of this Agreement (the “United Charter”), and the Amended and Restated Bylaws of United, as amended through, and as in effect as of, the date of this Agreement (the “United Bylaws”), have previously been made available to Continental.

(iii)           Each United Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(b)           Merger Sub.

(i)           True and complete copies of the certificate of incorporation and by-laws of Merger Sub, each as in effect as of the date of this Agreement, have previously been made available to Continental.

(ii)           Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Except as contemplated by this Agreement, Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other transactions contemplated by this Agreement.  The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which have been duly issued, are fully paid and nonassessable and are owned directly by United free and clear of any Liens.

                 3.2          Capitalization.

(a)           Authorized and Issued Shares.

(i)           As of the date of this Agreement, the authorized United capital stock consists of (A) 1,000,000,000 shares of United Common Stock, of which, as of the close of business on April 29, 2010 (such date and time, the “Measurement Date”), 168,276,876 shares were issued and outstanding (including the United Reserve Shares), of which 274,767 were United Restricted Shares, (B) 250,000,000 shares of Preferred Stock (the “Serial Preferred Stock”), of which, as of the Measurement Date, zero shares were issued and outstanding, (C) one share of Class Pilot MEC Junior Preferred Stock (the “Class Pilot MEC Preferred Stock”), of which, as of the Measurement Date, one share was issued and outstanding, and (D) one share of Class IAM Junior Preferred Stock (the “Class IAM Preferred Stock,” and, collectively with the Serial Preferred Stock and the Class Pilot MEC Preferred Stock, the “United Preferred Stock,” and together with the United Common Stock, “United Capital Stock”), of which, as of the Measurement Date, one share was issued and outstanding.  As of the Measurement Date, 1,097,693 shares of United Capital Stock were held in United’s treasury.  As of the Measurement Date, no shares of United’s capital stock or other voting securities of or equity interests in United were issued, reserved for issuance or outstanding except as set forth in this Section 3.2(a)(i).  All of the issued and outstanding shares of United Capital Stock are and, at the time of issuance, all such shares that may be issued as Merger Consideration or upon the exercise or vesting of, or pursuant to, United Stock Options and United Stock-Based Awards or upon the conversion of United’s 5% Senior Convertible Notes due 2021 (the “O’Hare Notes”) issued pursuant to the Indenture dated as of February 1, 2006, between United and Bank of New York Trust Company, N.A., as trustee, as amended to the date of this Agreement (the “O’Hare Notes Indenture”), United’s 4.5% Senior Limited Subordinated Convertible Notes due 2021 (the “Labor Notes”) issued pursuant to the Indenture dated as of July 25, 2006, between United and Bank of New York Trust Company, N.A., as trustee, as amended to the date of this Agreement (the “Labor Notes Indenture”), or United’s 6% Senior Convertible Notes due 2029 (the “United 6% Convertible Notes”) issued pursuant to the Indenture dated as of October 7, 2009, between United and Bank of New York Trust Company, N.A., as trustee, as amended to the date of this Agreement (the “United 6% Convertible Notes Indenture”), will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Law, the United Charter, the United Bylaws or any contract to which United is a party or by which it is otherwise bound.  From and after the Measurement Date through the date of this Agreement, United has not issued any capital stock or voting securities or other equity interests other than the issuance of United Capital Stock upon the exercise or vesting of, or pursuant to, United Stock Options and United Stock-Based Awards outstanding as of the Measurement Date and in accordance with their respective terms in effect at such time or upon the conversion of the O’Hare Notes, Labor Notes or United 6% Convertible Notes, in each case outstanding as of the Measurement Date and in accordance with their terms in effect at such time.

(ii)           As of the date of this Agreement, except for this Agreement, United Stock Options, rights under United Stock-Based Awards, the O’Hare Notes, the O’Hare Notes Indenture, the Labor Notes, the Labor Notes Indenture, the United 6% Convertible Notes and the United 6% Convertible Notes Indenture, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of United or any United Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Equivalents of United or any United Subsidiary.  Except for Forfeitures and Cashless Settlements in connection with the United Reserve Shares, United Restricted Shares, United Stock Options and United Stock-Based Awards, there are not any outstanding obligations of United or any of the United Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any shares of capital stock or voting securities of, other equity interests in or Equity Equivalents of United or any United Subsidiary.  Neither United nor any of the United Subsidiaries is party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, United.  United has delivered or made available to Continental true and complete copies of (A) the O’Hare Notes Indenture, (B) the Labor Notes Indenture and (C) the United 6% Convertible Notes Indenture.  The consummation of the Merger and the other transactions contemplated hereby or taken in contemplation of this Agreement will not, as of the Effective Time, result in a material breach of any contract that is referenced in Section 3.2(a)(ii) of the United Disclosure Schedule.

(b)           As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of United having the right to vote on any matters on which stockholders may vote (“United Voting Debt”) are issued or outstanding.

(c)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the U.S. Securities and Exchange Commission (the “SEC”)) of United are owned by United, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances, other than for Taxes that are not yet due (“Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Except for the capital stock or other equity ownership interests of the United Subsidiaries, as of the date of this Agreement, United does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person that constitutes a Substantial Investment.  As used in this Agreement, (i) “Subsidiary,” when used with respect to either party, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, (A) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (B) a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (ii) the term “Subsidiaries” means more than one such Subsidiary, (iii) the terms “United Subsidiary” and “Continental Subsidiary” will mean any direct or indirect Subsidiary of United or Continental, respectively, and (iv) “Substantial Investment,” when used with respect to either party, means a stock or other equity investment having a fair market value or book value in excess of $25 million, directly or indirectly, in any Person.

                3.3          Authority; No Violation.  (a)  United has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of United (the “United Board”).  The United Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of United and its stockholders, has approved and declared advisable this Agreement and the Restated Charter, recommended that its stockholders vote in favor of the adoption of the Restated Charter and approval of the issuance by United of United Common Stock as Merger Consideration (the “Share Issuance”) and has directed that the Restated Charter and the Share Issuance be submitted to United’s stockholders for a vote at a duly held meeting of such stockholders for such purposes (the “United Stockholders Meeting”).  Except (i) solely in the case of the Restated Charter, for the adoption of the Restated Charter by the affirmative vote of the holders of a majority of the outstanding shares of United Common Stock, Class Pilot MEC Preferred Stock and Class IAM Preferred Stock, voting together as a single class, entitled to vote on such adoption (the “United Charter Stockholder Approval”), (ii) solely in the case of the Share Issuance, for approval of the Share Issuance by the affirmative vote of the holders of a majority of the shares of United Common Stock, Class Pilot MEC Preferred Stock and Class IAM Preferred Stock, represented in person or by proxy at the United Stockholders Meeting, voting together as a single class, as required by Rule 5635(a) of the NASDAQ Manual (the “United Share Issuance Stockholder Approval,” and, together with the United Charter Stockholder Approval, the “United Stockholder Approvals”) and (iii) solely in the case of the Merger, for the adoption of this Agreement by United as the sole stockholder of Merger Sub, no other corporate proceedings on the part of United or any other vote by the holders of any class or series of United Capital Stock are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents and the Restated Charter as required by the Delaware Law).  This Agreement has been duly and validly executed and delivered by United and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of United, enforceable against United in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). Without limiting the generality of the foregoing, at the Effective Time, the United Board shall have adopted a resolution that the Continental Directors who are elected to the United Board at the Effective Time in accordance with Section 6.11(c) will be deemed to be “continuing directors” of United.

(b)           Neither the execution and delivery of this Agreement by United and Merger Sub nor the consummation by United and Merger Sub of the transactions contemplated hereby, nor compliance by United and Merger Sub with any of the terms or provisions of this Agreement, will (i) assuming (solely in the case of the Restated Charter and the Share Issuance) that the United Stockholder Approvals are obtained, violate any provision of the United Charter or the United Bylaws or result in a Prohibited Transfer (as defined in the Restated Certificate of Incorporation of United, as in effect immediately prior to the Effective Time) or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or, assuming (solely in the case of the Restated Charter and Share Issuance) that the United Stockholder Approvals are obtained, any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to United, any of the United Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of United or any of the United Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, United License, license, lease, agreement or other instrument or obligation to which United or any of the United Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancelation, accelerations or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United. Without limiting the generality of the foregoing, as of the date of this Agreement, United is not a party to, or subject to, any standstill agreement or similar agreement that restricts any Person from engaging in negotiations or discussions with United or from acquiring, or making any tender offer or exchange offer for, any equity securities issued by United or any United Voting Debt.

(c)           Merger Sub has full corporate or other requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Merger Sub.  The Board of Directors of Merger Sub has determined that this Agreement and the transactions contemplated hereby are in the best interests of Merger Sub and its sole stockholder, has approved this Agreement, recommended that its sole stockholder vote in favor of the adoption of this Agreement and directed that this Agreement be submitted to its sole stockholder for adoption.  Except, solely in the case of the Merger, for the adoption of this Agreement by United as the sole stockholder of Merger Sub, no other corporate proceeding on the part of Merger Sub is necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by Delaware Law).  This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

                 3.4          Consents and Approvals.  Except for (a) any application, filing or submission required to be made and any consent, approval, authorization or authority required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice or policy of the U.S. Federal Aviation Administration (the “FAA”), the U.S. Department of Transportation (the “DOT”), the Federal Communications Commission (the “FCC”) and the U.S. Department of Homeland Security (the “DHS”), including the U.S. Transportation Security Administration (the “TSA”), (b) the filing with the SEC of a Joint Proxy Statement in definitive form relating to the United Stockholders Meeting and the Continental Stockholders Meeting (the “Joint Proxy Statement”) and of a registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus (the “Form S-4”), and declaration of effectiveness of the Form S-4, and the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act and the rules and regulations thereunder, (c) the filing of the Merger Certificate and the Restated Charter with the Delaware Secretary of State pursuant to Delaware Law and with the relevant authorities in other jurisdictions in which United is qualified to do business, (d) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or any notices, filings or approvals under any other applicable competition, merger control, antitrust or similar Law or regulation, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Share Issuance, (f) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing required to be made or obtained from any other Governmental Entity that regulates any aspect of airline operations or business, including environmental (e.g., noise, air emissions and water quality), aircraft, air traffic control and airport communications, agricultural, export/import, immigration and customs, (g) any filings required under the rules and regulations of the Nasdaq Stock Market, Inc. (the “NASDAQ”), and (h) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any federal, state, local or foreign government, court of competent jurisdiction, administrative agency, commission or other governmental authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by United and Merger Sub of this Agreement and (ii) the consummation of the Merger and the other transactions contemplated by this Agreement.

                 3.5           Reports.  United and each of the United Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with (i) the FAA, (ii) the DOT, (iii) the SEC, (iv) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.10) and (v) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  No publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since January 1, 2009 by United with the SEC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (collectively, the “United SEC Reports”), as of the date of such United SEC Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.  Since January 1, 2009, as of their respective dates, all United SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and the rules and regulations thereunder with respect thereto.

                 3.6          Financial Statements.  (a)  United has previously made available to Continental copies of (i) the consolidated balance sheet of United and the United Subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2009, as reported in United’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, including any amendments thereto filed with the SEC prior to the Measurement Date, filed with the SEC under the Exchange Act, accompanied by the audit report of Deloitte & Touche LLP, the independent registered public accounting firm with respect to United for such periods (such balance sheets and statements, the “Audited United Financial Statements”), and (ii) the unaudited consolidated balance sheet of United and the United Subsidiaries as of March 31, 2010 and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders’ equity for the three-month periods ended March 31, 2009 and 2010, as reported in United’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, including any amendments thereto filed with the SEC prior to the Measurement Date (such balance sheets and statements, the “Unaudited United Financial Statements” and, together with the Audited United Financial Statements, the “United Financial Statements”).  The consolidated balance sheets of United (including the related notes, where applicable) included in the United Financial Statements fairly present in all material respects the consolidated financial position of United and the United Subsidiaries as of the dates thereof, and the other financial statements included in the United Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and cash flows of United and the United Subsidiaries for the respective fiscal periods therein set forth, subject, in the case of the Unaudited United Financial Statements, to normal year-end audit adjustments that are immaterial in nature and in amounts consistent with past experience; each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of the United Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  To United’s knowledge, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body as of, but is not in effect as of, the date of this Agreement that, if implemented, would reasonably be expected to have a Material Adverse Effect on United (it being agreed that for purposes of this Section 3.6(a), effects resulting from or arising in connection with the matters set forth in clause (vi) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Material Adverse Effect on United would reasonably be expected to occur).

(b)           Except for those liabilities that are reflected or reserved against on the United Financial Statements, and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2010, since such date, neither United nor any of the United Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, make-whole or similar liabilities or obligations) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

                3.7           Brokers’ Fees.  None of United, any United Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Goldman, Sachs & Co. and J.P. Morgan Securities Inc., each of which firms United retained pursuant to an engagement letter.  United has delivered to Continental true and complete copies of such engagement letters under which any fees or expenses are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees are payable.

                 3.8          Absence of Certain Changes or Events.  (a)  Since March 31, 2010, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on United.

(b)           Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from March 31, 2010 through the date of this Agreement, United and the United Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

                 3.9           Legal Proceedings.  (a)  None of United or any of the United Subsidiaries is a party to any, and there are no pending or, to United’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against United or any of the United Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(b)           There is no Injunction, judgment or regulatory restriction imposed upon United, any of the United Subsidiaries or the assets of United or any of the United Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

                 3.10       Taxes and Tax Returns.  (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United: (i) United and the United Subsidiaries have timely filed, taking into account any extensions, all Tax Returns required to be filed by them (all such returns being accurate and complete) and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; (ii) there are no Liens for Taxes on any assets of United or the United Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a Tax authority against United or any of the United Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) United and the United Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; and (v) neither United nor any of the United Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among United and the United Subsidiaries).

(b)           Within the past five years, neither United nor any of the United Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c)           United is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)           Neither United nor any of the United Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state law).

(e)           No disallowance of a deduction under Section 162(m) or Section 280G of the Code, or imposition of an excise tax under Section 4999 of the Code, for any amount paid or payable by United or any of the United Subsidiaries as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, either as a result of the Merger or otherwise.

(f)           Section 3.10(f) of the United Disclosure Schedule sets forth (i) the amount on December 31, 2009 (and determined based on information available as of the date of this Agreement) of net operating losses, capital losses and alternative minimum tax credits and other credits of the consolidated group of which United is the common parent for Federal income Tax purposes, (ii) dates of expiration of such items and (iii) any limitations on such items.  As of the date of this Agreement, neither United nor any United Subsidiary has undergone an ownership change (within the meaning of Section 382(g)(1) of the Code) since February 1, 2006.

(g)           As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, environmental, stamp, disability, escheat, production, value-added, occupancy, backup withholding and other taxes, or other like charges, levies or like assessments imposed by a Governmental Entity, together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), and the term “Tax Return” means any return, filing, report, questionnaire, information statement or other document (including elections, declarations, disclosures, schedules, estimates and information returns) required or permitted to be filed, including any amendments that may be filed, for any taxable period with any Tax authority (whether or not a payment is required to be made with respect to such filing).

                3.11         Employee Benefit Plans.  (a)  As used herein, “United Benefit Plan” shall mean each material benefit or compensation plan, program, fund, contract, arrangement or agreement, including any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, contract, arrangement or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is maintained or contributed to by United or any United Subsidiary (or required to be maintained or contributed to by United or any United Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, United or any of the United Subsidiaries or with respect to which United or any of the United Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement.

(b)           As of the date of this Agreement, United has heretofore made available to Continental true and complete copies of (i) each written United Benefit Plan, (ii) the most recent actuarial report for each United Benefit Plan (if applicable), (iii) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for each United Benefit Plan, (iv) the current summary plan description of each United Benefit Plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), together with each summary of material modifications, (v) a copy of the description of each United Benefit Plan not subject to ERISA that is currently provided to participants in such plan, (vi) the most recent annual report for each United Benefit Plan (if applicable) (excluding the Schedule SSA), (vii) each trust agreement, group annuity contract and insurance contract relating to any United Benefit Plan and (viii) a summary of the material terms of each unwritten United Benefit Plan.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, (i) each of the United Benefit Plans has been operated and administered in compliance with its terms and applicable Law, including ERISA and the Code, (ii) each of the United Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such United Benefit Plan, and each such plan has a favorable determination letter from the IRS to the effect that it is so qualified or the applicable remedial amendment period has not expired and, if the letter for such plan is not current, such plan is the subject of a timely request for a current favorable determination letter or the applicable remedial amendment period has not expired, (iii) with respect to each United Benefit Plan that is subject to Title IV of ERISA and that is not a multiemployer plan within the meaning of Section 3(37) of ERISA, the present value (as defined under Section 3(27) of ERISA) of accumulated benefit obligations under such United Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such United Benefit Plan’s actuary with respect to such United Benefit Plan, did not, as of such valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such United Benefit Plan allocable to such accrued benefits, no liability to the Pension Benefit Guaranty Corporation (“PBGC”) has been incurred (other than with respect to required premium payments), no notice of intent to terminate has been given under Section 4041 of ERISA, no termination proceeding has been instituted by the PBGC under Section 4042 of ERISA, there has been no event or condition that presents a significant risk of termination, funding requirements under Section 302 of ERISA have been met and, within the six-year period preceding the date of this Agreement, no reportable event, within the meaning of Section 4043 of ERISA (for which notice or disclosure requirements have not been waived), has been incurred, (iv) no United Benefit Plan that is an employee welfare benefit plan (including any plan described in Section 3(1) of ERISA, a “Welfare Plan”) provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of United or the United Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits the full cost of which is borne by such current or former employee or director (or his or her beneficiary), (C) coverage through the last day of the calendar month in which retirement or other termination of service occurs, (D) medical expense reimbursement accounts, (E) death benefit or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or (F) deferred compensation benefits accrued as liabilities on the books of United, (v) no liability under Title IV of ERISA has been incurred by United, the United Subsidiaries or any trade or business, whether or not incorporated, all of which together with United would be deemed a “single employer” within the meaning of Section 414(b), 414(c), 414(m) or 414 (o) of the Code or Section 4001(b) of ERISA (a “United ERISA Affiliate”), that has not been satisfied in full, and no condition exists that presents a material risk to United, the United Subsidiaries or any United ERISA Affiliate of incurring a liability thereunder, (vi) no United Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (vii) none of United or any of the United Subsidiaries nor, to United’s knowledge, any other Person, including any fiduciary, has engaged in a transaction in connection with which United, the United Subsidiaries or any United Benefit Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) to United’s knowledge, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the United Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, (ix) all contributions or other amounts required to be paid by United or the United Subsidiaries as of the Effective Time with respect to each United Benefit Plan in respect of the current and previous five plan years have been paid in accordance with Section 412 or Section 430 of the Code, as applicable, and for the same period any material expense incurred with respect to a United Benefit Plan has been accrued in accordance with GAAP, (x) since December 31, 2009, no United Benefit Plan has been amended or modified in any material respect or adopted or terminated, (xi) there is no judgment, Injunction, rule or order of any Governmental Entity or arbitrator outstanding against or in favor of any United Benefit Plan or any fiduciary thereof (other than rules of general applicability), (xii) there are no pending or, to United’s knowledge, threatened audits or investigations by any Governmental Entity or any other matter pending before any Governmental Entity (other than routine filings and ruling requests) involving any United Benefit Plan, (xiii) no event has occurred, and to United’s knowledge, there exists no circumstances with respect to a United Benefit Plan that would reasonably be expected to subject United or any of the United Subsidiaries to liability under ERISA, the Code or other applicable Law, (xiv) with respect to any United Benefit Plan or any multiemployer plan within the meaning of Section 3(37) of ERISA, maintained by or participated in by United or any of the United Subsidiaries within the six-year period preceding the date of this Agreement, no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which liability has not been satisfied and (xv) each United Benefit Plan that is an employee welfare benefit plan (including any such United Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to United and the United Subsidiaries on or at any time after the Effective Time.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in any payment or benefit (including severance, retention, stay-put, change in control, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), tax gross-up, forgiveness of indebtedness or otherwise) becoming due to any director, officer or employee of, or any consultant to, United or any of the United Subsidiaries from United or any of the United Subsidiaries under any United Benefit Plan or otherwise, (ii) increase any amounts or benefits otherwise payable or due to any such Person under any United Benefit Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of, or any requirement to fund or secure, any such amounts or benefits (including any United Stock Option or United Stock-Based Award) or result in any breach of or default under any United Benefit Plan.

(e)           Neither United nor any United Subsidiary has liability or obligations, including under or on account of a United Benefit Plan, arising out of United’s or one of the United Subsidiaries’ hiring of persons to provide services to United or one of the United Subsidiaries and treating such persons as consultants or independent contractors and not as employees, except where such liability or obligation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(f)           Neither United nor any of the United Subsidiaries has unfunded liabilities with respect to any United Benefit Plan that is a “pension plan” (within the meaning of Section 3(2) of ERISA) that covers current or former non-U.S. employees of United or any of the United Subsidiaries that, if required to be immediately funded, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(g)           Neither United, nor any of the United Subsidiaries, nor any United ERISA Affiliate, nor any of the United Benefit Plans, nor any trust created thereunder, nor, to United’s knowledge, any trustee or administrator thereof, has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) in connection with which United, any of the United Subsidiaries or any of the United Benefit Plans that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(h)          With respect to any employee pension benefit plan, within the meaning of Section 3(2) of ERISA, that is not a United Benefit Plan, but that is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to within the six-year period preceding the Effective Time by any United ERISA Affiliate, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, (i) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (ii) no liability to the PBGC has been incurred by a United ERISA Affiliate, which liability has not been satisfied, (iii) no violation of funding requirements under Section 302 of ERISA has been incurred, and (iv) all contributions (including installments) required by Section 302 of ERISA have been timely made.

(i)           None of United, any of the United Subsidiaries or any United ERISA Affiliate is a party to any agreement with the PBGC respecting any United Benefit Plan or respecting any employee pension benefit plan, within the meaning of Section 3(2) of ERISA, that is not a United Benefit Plan, which agreement contains obligations or covenants respecting United, any of the United Subsidiaries or any United ERISA Affiliate that continue beyond the date of this Agreement.

(j)           As of the date of this Agreement, none of United, any of the United Subsidiaries or any United ERISA Affiliate has received a notice from the PBGC that United is in material breach of its obligations to the PBGC pursuant to the Global Settlement Agreement.

                 3.12        Labor and Employment Matters.  As of the date of this Agreement, Section 3.12 of the United Disclosure Schedule sets forth a true and complete list of collective bargaining or other labor union contracts applicable to any domestic employees of United or any of the United Subsidiaries.  As of the date hereof, there is no strike, work stoppage or lockout by or with respect to any employee of United, except where such strike, work stoppage or lockout, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on United.  As of the date hereof, (i) neither United nor any of the United Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union contract applicable to any employees of United or any of the United Subsidiaries and (ii) there are no written grievances or written complaints outstanding or, to United’s knowledge, threatened against United or any of the United Subsidiaries under any such contract except for any breaches, failures to comply, grievances or complaints that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  United has made available to Continental and its representatives true and complete copies of all contracts set forth in Section 3.12 of the United Disclosure Schedule, including all amendments applicable to such contracts.

                3.13         Internal Control.  United and the United Subsidiaries have designed and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting.  United (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by United in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to United’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to United’s auditors and the audit committee of the United Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect United’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in United’s internal control over financial reporting.  Since December 31, 2009, none of United, United’s independent accountants, the United Board or the audit committee of the United Board has received any oral or written notification of any matter set forth in the preceding clause (A) or (B).

                 3.14        Compliance with Laws; Licenses.  (a)  The businesses of each of United and the United Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, Injunctions, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a “Law” and collectively, “Laws”), all applicable operating certificates, air carrier obligations, airworthiness directives (“ADs”), Federal Aviation Regulations (“FARs”) and any other rules, regulations, directives, orders and policies of the FAA, DOT, DHS, FCC, TSA and any other Governmental Entity, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  No investigation or review by any Governmental Entity with respect to United or any of the United Subsidiaries is pending or, to United’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  Each of United and the United Subsidiaries has all governmental permits, authorizations, waivers, licenses, franchises, variances, exemptions, orders, operating certificates, Slots and air service designations issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses” and the terms “United Licenses” and “Continental Licenses” will mean Licenses of United or any of the United Subsidiaries or Continental or any of the Continental Subsidiaries, respectively) necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(b)           United and each of the United Subsidiaries are in compliance with (i) their respective obligations under each of the United Licenses and (ii) the rules and regulations of the Governmental Entity issuing such United Licenses, except, in either case, for such failures to be in compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  There is not pending or, to United’s knowledge, threatened by or before the FAA, DOT or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against United or any of the United Subsidiaries relating to any of the United Licenses, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  The actions of the applicable Governmental Entities granting all United Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to United’s knowledge, threatened, any material application, petition, objection or other pleading with the FAA, DOT or any other Governmental Entity that challenges or questions the validity of or any rights of the holder under any United License, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

                 3.15        Certain Contracts.  (a)  As of the date of this Agreement, neither United nor any of the United Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the United SEC Reports filed prior to the date of this Agreement, (ii) other than the collective bargaining agreements and other contracts set forth in Section 3.12 of the United Disclosure Schedule, that materially restricts the conduct of any material line of business by United or upon consummation of the Merger will materially restrict the ability of United and any of the United Subsidiaries to engage in any line of business material to United, or to United’s knowledge, Continental, (iii) that is a joint venture, partnership, business alliance (excluding information technology contracts), code sharing, capacity purchase, pro-rate or frequent flyer agreement (including all material amendments to each of the foregoing agreements) the termination, cancellation or breach of which would reasonably be expected to have a Material Adverse Effect on United or a Material Adverse Effect on Continental or (iv) pursuant to which any Indebtedness of United or any of the United Subsidiaries is outstanding or may be incurred (except for such Indebtedness the aggregate principal amount of which does not exceed $25 million) that has not been filed or incorporated by reference in the United SEC Reports filed prior to the date of this Agreement.

(b)           Each contract, arrangement, commitment or understanding (i) of the type described in clauses (i) - (iii) of Section 3.15(a), whether or not set forth in the United Disclosure Schedule, or (ii) filed as an exhibit to the United SEC Reports, is referred to as a “United Contract,” and neither United nor any of the United Subsidiaries knows of, or has received notice of, any violation of any United Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(c)           With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, (i) each United Contract is valid and binding on United or the applicable United Subsidiary, as applicable, and is in full force and effect, except to the extent it has previously expired in accordance with its terms, (ii) United and each of the United Subsidiaries have performed all obligations required to be performed by it to date under each United Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of United or any of the United Subsidiaries under any such United Contract or give any other party to any United Contract the right to terminate or cancel such contract.

(d)           Neither United nor any of the United Subsidiaries is party to, or otherwise bound by, any agreement with the PBGC the terms or conditions of which would prohibit or prevent the Continental Benefit Plans from being maintained after the Effective Time in the manner contemplated in Section 6.12 of this Agreement.

                 3.16        Environmental Liability.

(a)           Permits and Authorizations.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, each of United and the United Subsidiaries possesses all material Environmental Permits necessary to conduct its businesses and operations as currently conducted.

(b)           Compliance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, each of United and the United Subsidiaries is in compliance with all applicable Environmental Laws and all Environmental Permits, and neither United nor any United Subsidiary has received any (A) communication from any Governmental Entity or other person that alleges that United or any United Subsidiary has violated or is liable under any Environmental Law or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(c)           Environmental Claims.  There are no Environmental Claims (A) pending or, to United’s knowledge, threatened against United or any of the United Subsidiaries or (B) to United’s knowledge, pending or threatened against any person whose liability for any Environmental Claim United or any of the United Subsidiaries has retained or assumed, either contractually or by operation of law, in each case other than Environmental Claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  Neither United nor any of the United Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to provide the basis for any Environmental Claim that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(d)           Releases.  To United’s knowledge, there have been no Releases of any Hazardous Materials that would reasonably be expected to form the basis of any Environmental Claim that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(e)           Definitions.

                    (A)  “Environmental Claims” means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any Governmental Entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence, Release or threatened Release of, or exposure to, any Hazardous Materials at any location, whether or not owned, operated, leased or managed by United and the United Subsidiaries or by Continental and the Continental Subsidiaries, as applicable, or (y) circumstances forming the basis of any violation or alleged violation of any Environmental Law or Environmental Permit.

                    (B)  “Environmental Laws” means all domestic or foreign (whether national, federal, state, provincial or otherwise) laws, rules, regulations, orders, decrees, common law, judgments or binding agreements issued, promulgated or entered into by or with any Governmental Entity relating to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata) or protection of human health as it relates to the environment, including laws and regulations relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, handling of or exposure to Hazardous Materials.

                    (C)  “Environmental Permits” means all permits, licenses, registrations and other authorizations required under applicable Environmental Laws.

                    (D)  “Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

                     (E)  “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

                 3.17        State Takeover Laws.  The United Board has approved this Agreement and the transactions contemplated hereby and has adopted all other such resolutions, in each case as required to render inapplicable to such agreements and transactions Delaware Law Section 203, and, to United’s knowledge, there are no other similar “takeover” or “interested stockholder” Laws applicable to the transactions contemplated by this Agreement (any such Laws, “Takeover Statutes”).

                 3.18        United Information.  The information relating to United and the United Subsidiaries that is provided by United or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not (i) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (ii) in the case of the Joint Proxy Statement, at the date it is first mailed to each of United’s and Continental’s stockholders or at the time of each of the United Stockholders Meeting and the Continental Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Form S-4 and the Joint Proxy Statement (except for such portions thereof that relate only to Continental or any of the Continental Subsidiaries) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

                 3.19        Affiliate Transactions.  As of the date of this Agreement, there are no transactions, contracts, arrangements, commitments or understandings between United or any of the United Subsidiaries, on the one hand, and any of United’s affiliates (other than wholly-owned United Subsidiaries), on the other hand, that would be required to be disclosed by United under Item 404 of Regulation S-K under the Securities Act (the “United S-K 404 Arrangements”).

                 3.20        Aircraft.  (a)  Section 3.20(a)(i) of the United Disclosure Schedule sets forth a true and complete list of (i) all aircraft operated under the operating certificate of United or any of the United Subsidiaries and (ii) all aircraft owned or leased by United or any of the United Subsidiaries, in each case as of March 31, 2010 (collectively, the “United Aircraft”), including a description of the type and manufacturer serial number of each such aircraft.  Section 3.20(a)(ii) of the United Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all United Contracts (other than (x) existing aircraft leases or (y) contracts that may be terminated or canceled by United or any of the United Subsidiaries without incurring any penalty or other material liability except for the forfeiture of any previously made prepayment or deposit) pursuant to which United or any of the United Subsidiaries has a binding obligation to purchase or lease aircraft, including the manufacturer and model of all aircraft subject to such United Contract, the nature of the purchase or lease obligation (i.e., firm commitment, subject to reconfirmation or otherwise) and the anticipated year of delivery of each aircraft of such United Contract.  Except as identified in writing by United to Continental prior to the date of this Agreement, United has delivered or made available to Continental redacted (as to pricing and other commercially sensitive terms) copies of all United Contracts listed on Section 3.20(a)(ii) of the United Disclosure Schedule, including all amendments, modifications and supplements thereto.

(b)          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United:

(i)            each United Aircraft has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such United Aircraft and all requirements for the effectiveness of such FAA Certificate of Airworthiness have been satisfied;

(ii)           other than any grounded United Aircraft, each United Aircraft’s structure, systems and components are functioning in accordance with their respective intended uses as set forth in any applicable FAA-approved maintenance program (or are in the process of repair or maintenance), including any applicable manuals, technical standard orders or parts manufacturing approval certificates, and all grounded United Aircraft are being stored in accordance with any applicable FAA-approved maintenance program;

(iii)          all deferred maintenance items and temporary repairs with respect to each such United Aircraft have been or will be made materially in accordance with any applicable FAA-approved maintenance programs;

(iv)         each United Aircraft is properly registered on the FAA aircraft registry;

(v)          neither United nor any of the United Subsidiaries is a party to any interchange or pooling agreements with respect to its United Aircraft, other than parts pooling agreements in the ordinary course of business; and

(vi)         neither United nor any of the United Subsidiaries has retained any maintenance obligations with respect to any United Aircraft that has been leased by United or any United Subsidiary to a third party lessee.

(c)           Section 3.20(c)(i) of the United Disclosure Schedule sets forth a true and complete list, as of March 31, 2010, of all aircraft operated on behalf of United pursuant to a capacity purchase or pro-rate agreement (a “United Contract Flight Agreement”), including a description of the operator, type and number of each such aircraft and any minimum utilization requirements applicable to such aircraft.  Section 3.20(c)(ii) of the United Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all United Contract Flight Agreements.  Except as identified in writing by United to Continental prior to the date of this Agreement, United has delivered or made available to Continental redacted (as to pricing and other commercially sensitive terms) copies of all United Contract Flight Agreements listed on Section 3.20(c)(ii) of the United Disclosure Schedule, including all amendments thereto.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, to United’s knowledge, as of the date of this Agreement, there is no ongoing strike, work stoppage or lockout by or with respect to any employee of any counterparty to a United Contract Flight Agreement.

                 3.21        United Slots and Operating Rights.  Section 3.21 of the United Disclosure Schedule sets forth a true, correct and complete list of all takeoff and landing slots, operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights used or held by United and the United Subsidiaries (the “United Slots”) on the date of this Agreement at any domestic or international airport and such list shall indicate any United Slots that have been permanently allocated to another air carrier and in which United and the United Subsidiaries hold only temporary use rights.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, (i) United and the United Subsidiaries have complied in all material respects with the requirements of the regulations issued under the FAA and any other Laws with respect to the United Slots, (ii) neither United nor any of the United Subsidiaries has received any notice of any proposed withdrawal of the United Slots by the FAA or any other Governmental Entity, (iii)(A) the United Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217 and (B) to the extent covered by 14 C.F.R. Section 93.227 or any order, notice or requirement of the FAA or any other Governmental Entity, United and the United Subsidiaries have used the United Slots (or the United Slots have been used by other operators) either at least 80% of the maximum amount that each United Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such order, notice or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such United Slot’s authorization from termination or withdrawal under regulations or waivers established by any Governmental Entity or airport authority, (iv) all reports required by the FAA or any other Governmental Entity relating to the United Slots have been filed in a timely manner and (v) neither United nor any of the United Subsidiaries has agreed to any future United Slot slide, United Slot trade (except for seasonal swaps), United Slot purchase, United Slot sale, United Slot exchange, United Slot lease or United Slot transfer of any of the United Slots that has not been consummated or otherwise reflected on Section 3.21 of the United Disclosure Schedule.

                 3.22        Intellectual Property.

(a)           To United’s knowledge, the conduct of the business as currently conducted by United and the United Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and in the three-year period immediately preceding the date of this Agreement there has been no such claim, action or proceeding asserted or, to United’s knowledge, threatened against United or any of the United Subsidiaries or any indemnitee thereof, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  There is no claim, action or proceeding asserted or, to United’s knowledge, threatened against United or any of the United Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by United or any of the United Subsidiaries or used or alleged to be used in the business of United or any of the United Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

(b)          The computer software and databases (including source code, object code and all related documentation) (the “Computer Software”), computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment and elements and all associated documentation (collectively, with Computer Software, the “IT Assets”) of United and the United Subsidiaries (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by United and the United Subsidiaries for the operation of their respective businesses and (ii) have not malfunctioned or failed within the three-year period immediately preceding the date of this Agreement, except, in the case of clauses (i) and (ii),  as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.  United and the United Subsidiaries have implemented and maintained for the three-year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United.

                 3.23        Major United Airports.  As of the date of this Agreement, no airport authority at Chicago O’Hare International Airport, Denver International Airport, Los Angeles International Airport, San Francisco International Airport or Washington Dulles International Airport (each such airport, a “Major United Airport”) has taken or, to United’s knowledge, threatened to take any action that would reasonably be expected to materially interfere with the ability of United and the United Subsidiaries to conduct their respective operations at any Major United Airport in the same manner as currently conducted in all material respects.

                 3.24        Foreign Corrupt Practices Act.  Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United, as of the date of this Agreement:

(a)           United and the United Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act, as amended (the “Foreign Corrupt Practices Act”).

(b)           In connection with United’s and the United Subsidiaries’ compliance with the Foreign Corrupt Practices Act, there have been no voluntary disclosures under the Foreign Corrupt Practices Act.

(c)           No Governmental Entity has notified United or any of the United Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act.

(d)           Neither United nor any of the United Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Entity and relating to United’s or the United Subsidiaries’ compliance with the Foreign Corrupt Practices Act, and to United’s knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records by a Governmental Entity.

(e)           Neither United nor any of the United Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to United’s knowledge, investigation, alleging noncompliance with the Foreign Corrupt Practices Act, nor, to United’s knowledge, is there any basis for any such charge, indictment or investigation.

(f)           Neither United nor any of the United Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act, nor, to United’s knowledge, is there any basis for any such proceeding.

                 3.25        U.S. Citizen; Air Carrier.  United’s primary Subsidiary, United Air Lines, Inc., is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. Sections 41101-41112).

                 3.26        Fairness Opinions.  Prior to the execution of this Agreement, United has received the oral opinion (to be confirmed in writing) of each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. to the effect that, as of the date thereof and based upon and subject to the matters and limitations set forth in such written opinions, the Exchange Ratio is fair from a financial point of view to United.  Such opinions have not been amended or rescinded as of the date of this Agreement.  Copies of the written opinions of each of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. will be delivered to Continental for informational purposes only promptly following receipt thereof by United.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF CONTINENTAL

Except as disclosed in the disclosure letter (the “Continental Disclosure Schedule”) delivered by Continental to United prior to the execution of this Agreement (which letter sets forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Continental Disclosure Schedule relates) or in the Continental SEC Reports filed and publicly available prior to the date of this Agreement, Continental hereby represents and warrants to United and Merger Sub as follows:

                 4.1          Corporate Organization.  (a)  Continental is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Continental has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(b)           True and complete copies of the Amended and Restated Certificate of Incorporation of Continental, as amended through, and as in effect as of, the date of this Agreement (the “Continental Charter”), and the Amended and Restated Bylaws of Continental, as amended through, and as in effect as of, the date of this Agreement (the “Continental Bylaws”), have previously been made available to United.

(c)           Each Continental Subsidiary (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in any of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

                 4.2          Capitalization.

(a)           Authorized and Issued Shares.

(i)           As of the date of this Agreement, the authorized Continental capital stock consists of (A) 400,000,000 shares of Continental Common Stock, of which, as of the Measurement Date, 139,707,205 shares were issued and outstanding, none of which were Continental Restricted Shares, and (B) 10,000,000 shares of Continental preferred stock, of which, as of the Measurement Date, zero shares of Continental Series A Junior Participating Preferred Stock (the “Continental Preferred Stock,” and together with the Continental Common Stock, “Continental Capital Stock”) were issued and outstanding.  As of the Measurement Date, no shares of Continental Capital Stock were held in Continental’s treasury.  As of the Measurement Date, no shares of Continental’s capital stock or other voting securities of or equity interests in Continental were issued, reserved for issuance or outstanding except as set forth in this Section 4.2(a)(i).  All of the issued and outstanding shares of Continental Capital Stock are and, at the time of issuance, all such shares that may be issued upon the exercise or vesting of, or pursuant to, Continental Stock Options or Continental Stock-Based Awards or upon the conversion of the Continental Convertible Notes, Continental Convertible Debentures, Continental 2015 Convertible Notes, TIDES or Continental Convertible Common Securities will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware Law, the Continental Charter, the Continental Bylaws or any contract to which Continental is a party or by which it is otherwise bound.  From and after the Measurement Date through the date of this Agreement, Continental has not issued any capital stock or voting securities or other equity interests other than the issuance of Continental Capital Stock upon the exercise or vesting of, or pursuant to, Continental Stock Options and Continental Stock-Based Awards outstanding as of the Measurement Date and in accordance with their respective terms in effect at such time or upon the conversion of the Continental Convertible Notes, Continental Convertible Debentures, Continental 2015 Convertible Notes, Continental’s 6% Convertible Preferred Securities Term Income Deferrable Equity Securities (the “TIDES”) issued pursuant to the Amended and Restated Declaration of Trust dated as of November 10, 2000 of Continental Airlines Finance Trust II, as amended to the date of this Agreement (the “Continental TIDES Declaration of Trust”) or the 6% Convertible Common Securities of Continental Airlines Finance Trust II, issued pursuant to the Continental TIDES Declaration of Trust (the “Continental Convertible Common Securities”), in each case outstanding as of the Measurement Date and in accordance with their terms in effect at such time.

(ii)           As of the date of this Agreement, except for Continental Stock Options, rights under the Continental Stock-Based Awards, the Continental Convertible Notes, the Continental Convertible Notes Indenture, the Continental 2015 Convertible Notes, the Continental 2015 Convertible Notes Indenture, the TIDES, the Continental Convertible Common Securities, the Continental TIDES Declaration of Trust, the Continental Convertible Debentures, the Continental Convertible Debentures Indenture and this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Continental or any Continental Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Equivalents of Continental or any Continental Subsidiary.  Except for Forfeitures and Cashless Settlements in connection with the Continental Stock-Based Awards, the Continental Stock Options and rights under the Continental SPP, there are not any outstanding obligations of Continental or any of the Continental Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any shares of capital stock or voting securities of, other equity interests in or Equity Equivalents of Continental or any Continental Subsidiary.  Neither Continental nor any of the Continental Subsidiaries is party to any voting agreement with respect to the voting of any capital stock or voting securities of, or other equity interests in, Continental.  Continental has delivered or made available to United true and complete copies of (A) the Continental Convertible Notes Indenture, (B) the Continental 2015 Convertible Notes Indenture, (C) the Continental TIDES Declaration of Trust and (D) the Continental Convertible Debentures Indenture.

(b)          As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Continental having the right to vote on any matters on which stockholders may vote (“Continental Voting Debt”) are issued or outstanding.

(c)           All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Continental are owned by Continental, directly or indirectly, free and clear of any Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  Except for the capital stock or other equity ownership interests of the Continental Subsidiaries, as of the date of this Agreement, Continental does not beneficially own directly or indirectly any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person that constitutes a Substantial Investment.

                 4.3          Authority; No Violation.

(a)           Continental has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and to perform its obligations hereunder.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Continental (the “Continental Board”).  The Continental Board has determined that this Agreement and the transactions contemplated hereby are in the best interests of Continental and its stockholders, has approved and declared advisable this Agreement and recommended that its stockholders vote in favor of the adoption of this Agreement and has directed that this Agreement be submitted to Continental’s stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Continental Stockholders Meeting”).  Except, solely in the case of the Merger, for the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Continental Common Stock at the Continental Stockholders Meeting (the “Continental Stockholder Approval”), no other corporate proceedings on the part of Continental or any other vote by the holders of any class or series of Continental Capital Stock are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby (except for the filing of the appropriate merger documents as required by the Delaware Law).  This Agreement has been duly and validly executed and delivered by Continental and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Continental, enforceable against Continental in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies).

(b)           Neither the execution and delivery of this Agreement by Continental nor the consummation by Continental of the transactions contemplated hereby, nor compliance by Continental with any of the terms or provisions of this Agreement, will (i) assuming (solely in the case of the Merger) that the Continental Stockholder Approval is obtained, violate any provision of the Continental Charter or the Continental Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Injunction or, assuming (solely in the case of the Merger) that the Continental Stockholder Approval is obtained, any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Continental, any of the Continental Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Continental or any of the Continental Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, Continental License, license, lease, agreement or other instrument or obligation to which Continental or any of the Continental Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii), for such violations, conflicts, breaches, defaults, terminations, rights of termination or cancelation, accelerations or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  Without limiting the generality of the foregoing, as of the date of this Agreement, Continental is not a party to, or subject to, any standstill agreement or similar agreement that restricts any Person from engaging in negotiations or discussions with Continental or from acquiring, or making any tender offer or exchange offer for, any equity securities issued by Continental or any Continental Voting Debt.

                 4.4          Consents and Approvals.  Except for (a) any application, filing or submission required to be made and any consent, approval, authorization or authority required to be made or obtained under Title 49 of the United States Code or under any regulation, rule, order, notice or policy of the FAA, the DOT, the FCC and the DHS, including the TSA, (b) the filing with the SEC of the Joint Proxy Statement and the Form S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, and the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (c) the filing of the Merger Certificate with the Delaware Secretary of State pursuant to Delaware Law and with the relevant authorities in other jurisdictions in which Continental is qualified to do business, (d) any notices or filings under the HSR Act, or any notices, filings or approvals under any other applicable competition, merger control, antitrust or similar Law or regulation, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Share Issuance, (f) any consent, approval, order, authorization, authority, transfer, waiver, disclaimer, registration, declaration or filing required to be made or obtained from any other Governmental Entity that regulates any aspect of airline operations or business, including environmental (e.g., noise, air emissions and water quality), aircraft, air traffic control and airport communications, agricultural, export/import, immigration and customs, (g) any filings required under the rules and regulations of the New York Stock Exchange (the “NYSE”), and (h) such other consents, approvals, orders, authorizations, registrations, declarations, transfers, waivers, disclaimers, and filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any Governmental Entity are necessary in connection with (i) the execution and delivery by Continental of this Agreement and (ii) the consummation of the Merger and the other transactions contemplated by this Agreement.

                 4.5          Reports.  Continental and each of the Continental Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2009 with the Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  No publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed since January 1, 2009 by Continental with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Continental SEC Reports”), as of the date of such Continental SEC Report, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.  Since January 1, 2009, as of their respective dates, all Continental SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations thereunder with respect thereto.

           4.6           Financial Statements.  (a)  Continental has previously made available to United copies of (i) the consolidated balance sheet of Continental and the Continental Subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders’ equity for each of the three years in the period ended December 31, 2009, as reported in Continental’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, including any amendments thereto filed with the SEC prior to the Measurement Date, filed with the SEC under the Exchange Act, accompanied by the audit report of Ernst & Young LLP, the independent registered public accounting firm with respect to Continental for such periods (such balance sheets and statements, the “Audited Continental Financial Statements”), and (ii) the unaudited consolidated balance sheet of Continental and the Continental Subsidiaries as of March 31, 2010 and the related consolidated statements of operations, and condensed cash flows for the three-month periods ended March 31, 2010 and 2009, as reported in Continental’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, including any amendments thereto filed with the SEC prior to the Measurement Date (such balance sheets and statements, the “Unaudited Continental Financial Statements” and, together with the Audited Continental Financial Statements, the “Continental Financial Statements”).  The consolidated balance sheets of Continental (including the related notes, where applicable) included in the Continental Financial Statements fairly present in all material respects the consolidated financial position of Continental and the Continental Subsidiaries as of the dates thereof, and the other financial statements included in the Continental Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and cash flows of Continental and the Continental Subsidiaries for the respective fiscal periods therein set forth, subject, in the case of the Unaudited Continental Financial Statements, to normal year-end audit adjustments that are immaterial in nature and in amounts consistent with past experience; each of such statements (including the related notes, where applicable) complies in all material respects with the published rules and regulations of the SEC with respect thereto; and each of the Continental Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  To Continental’s knowledge, there is no applicable accounting rule, consensus or pronouncement that has been adopted by the SEC, the Financial Accounting Standards Board, the Emerging Issues Task Force or any similar body as of, but is not in effect as of, the date of this Agreement that, if implemented, would reasonably be expected to have a Material Adverse Effect on Continental (it being agreed that for purposes of this Section 4.6(a), effects resulting from or arising in connection with the matters set forth in clause (vi) of the definition of the term “Material Adverse Effect” shall not be excluded in determining whether a Material Adverse Effect on Continental would reasonably be expected to occur).

(b)           Except for those liabilities that are reflected or reserved against on the Continental Financial Statements, and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2010, since such date, neither Continental nor any of the Continental Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet loans, financings, indebtedness, make-whole or similar liabilities or obligations) that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

                 4.7          Brokers’ Fees.  None of Continental, any Continental Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than Lazard Frères & Co. LLC and Morgan Stanley & Co. Incorporated, each of which firms Continental retained pursuant to an engagement letter.  Continental has delivered to United true and complete copies of such engagement letters under which any fees or expenses are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees are payable.

                 4.8          Absence of Certain Changes or Events.  (a)  Since March 31, 2010, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Continental.

(b)           Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from March 31, 2010 through the date of this Agreement, Continental and the Continental Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

                 4.9          Legal Proceedings.  (a)  None of Continental or any of the Continental Subsidiaries is a party to any, and there are no pending or, to Continental’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Continental or any of the Continental Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(b)          There is no Injunction, judgment or regulatory restriction imposed upon Continental, any of the Continental Subsidiaries or the assets of Continental or any of the Continental Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

                 4.10        Taxes and Tax Returns.  (a)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental:  (i) Continental and the Continental Subsidiaries have timely filed, taking into account any extensions, all Tax Returns required to be filed by them (all such returns being accurate and complete) and have paid all Taxes required to be paid by them other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings; (ii) there are no Liens for Taxes on any assets of Continental or the Continental Subsidiaries; (iii) no deficiency for any Tax has been asserted or assessed by a Tax authority against Continental or any of the Continental Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) Continental and the Continental Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid; and (v) neither Continental nor any of the Continental Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Continental and the Continental Subsidiaries).

(b)          Within the past five years, neither Continental nor any of the Continental Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(c)           Continental is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)           Neither Continental nor any of the Continental Subsidiaries has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable U.S. Treasury Regulations thereunder (or a similar provision of state law).

(e)           No disallowance of a deduction under Section 162(m) or Section 280G of the Code, or imposition of an excise tax under Section 4999 of the Code, for any amount paid or payable by Continental or any of the Continental Subsidiaries as employee compensation, whether under any contract, plan, program or arrangement, understanding or otherwise, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, either as a result of the Merger or otherwise.

(f)           Section 4.10(f) of the Continental Disclosure Schedule sets forth (i) the amount on December 31, 2009 (and determined based on information available as of the date of this Agreement) of net operating losses, capital losses and alternative minimum tax credits and other credits of the consolidated group of which Continental is the common parent for Federal income Tax purposes, (ii) dates of expiration of such items and (iii) any limitations on such items.  As of the date of this Agreement, neither Continental nor any Continental Subsidiary has undergone an ownership change (within the meaning of Section 382(g)(1) of the Code) since April 27, 1993.

                 4.11        Employee Benefit Plans.  (a)  As used herein, “Continental Benefit Plan” shall mean each material benefit or compensation plan, program, fund, contract, arrangement or agreement, including any material bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, program, fund, contract, arrangement or agreement of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated) and any related trust, insurance contract, escrow account or similar funding arrangement, that is maintained or contributed to by Continental or any Continental Subsidiary (or required to be maintained or contributed to by Continental or any Continental Subsidiary) for the benefit of current or former directors, officers or employees of, or consultants to, Continental or any of the Continental Subsidiaries or with respect to which Continental or any of the Continental Subsidiaries may, directly or indirectly, have any liability, as of the date of this Agreement.

(b)          As of the date of this Agreement, Continental has heretofore made available to United true and complete copies of (i) each written Continental Benefit Plan, (ii) the most recent actuarial report for each Continental Benefit Plan (if applicable), (iii) the most recent determination letter from the IRS (if applicable) for each Continental Benefit Plan, (iv) the current summary plan description of each Continental Benefit Plan that is subject to ERISA, together with each summary of material modifications, (v) a copy of the description of each Continental Benefit Plan not subject to ERISA that is currently provided to participants in such plan, (vi) the most recent annual report for each Continental Benefit Plan (if applicable) (excluding the Schedule SSA), (vii) each trust agreement, group annuity contract and insurance contract relating to any Continental Benefit Plan and (viii) a summary of the material terms of each unwritten Continental Benefit Plan.

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, (i) each of the Continental Benefit Plans has been operated and administered in compliance with its terms and applicable Law, including ERISA and the Code, (ii) each of the Continental Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such Continental Benefit Plan, and each such plan has a favorable determination letter from the IRS to the effect that it is so qualified or the applicable remedial amendment period has not expired and, if the letter for such plan is not current, such plan is the subject of a timely request for a current favorable determination letter or the applicable remedial amendment period has not expired, (iii) with respect to each Continental Benefit Plan that is subject to Title IV of ERISA and that is not a multiemployer plan within the meaning of Section 3(37) of ERISA, the present value (as defined under Section 3(27) of ERISA) of accumulated benefit obligations under such Continental Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Continental Benefit Plan’s actuary with respect to such Continental Benefit Plan, did not, as of such valuation date, exceed the then current value (as defined under Section 3(26) of ERISA) of the assets of such Continental Benefit Plan allocable to such accrued benefits, no liability to the PBGC has been incurred (other than with respect to required premium payments), no notice of intent to terminate has been given under Section 4041 of ERISA, no termination proceeding has been instituted by the PBGC under Section 4042 of ERISA, there has been no event or condition that presents a significant risk of termination, funding requirements under Section 302 of ERISA have been met and, within the six-year period preceding the date of this Agreement, no reportable event, within the meaning of Section 4043 of ERISA (for which notice or disclosure requirements have not been waived), has been incurred, (iv) no Continental Benefit Plan that is a Welfare Plan provides benefits coverage, including death or medical benefits coverage (whether or not insured), with respect to current or former employees or directors of Continental or the Continental Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law, (B) benefits the full cost of which is borne by such current or former employee or director (or his or her beneficiary), (C) coverage through the last day of the calendar month in which retirement or other termination of service occurs, (D) medical expense reimbursement accounts, (E) death benefit or retirement benefits under any “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, or (F) deferred compensation benefits accrued as liabilities on the books of Continental, (v) no liability under Title IV of ERISA has been incurred by Continental, the Continental Subsidiaries or any trade or business, whether or not incorporated, all of which together with Continental would be deemed a “single employer” within the meaning of Section 414(b), 414(c), 414(m) or 414 (o) of the Code or Section 4001(b) of ERISA (a “Continental ERISA Affiliate”), that has not been satisfied in full, and no condition exists that presents a material risk to Continental, the Continental Subsidiaries or any Continental ERISA Affiliate of incurring a liability thereunder, (vi) no Continental Benefit Plan is a “multiemployer plan” (as such term is defined in Section 3(37) of ERISA), (vii) none of Continental or any of the Continental Subsidiaries nor, to Continental’s knowledge, any other Person, including any fiduciary, has engaged in a transaction in connection with which Continental, the Continental Subsidiaries or any Continental Benefit Plan would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, (viii) to Continental’s knowledge, there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Continental Benefit Plans or any trusts, insurance contracts, escrow accounts or similar funding arrangements related thereto, (ix) all contributions or other amounts required to be paid by Continental or the Continental Subsidiaries as of the Effective Time with respect to each Continental Benefit Plan in respect of the current and previous five plan years have been paid in accordance with Section 412 or Section 430 of the Code, as applicable, and for the same period any material expense incurred with respect to a Continental Benefit Plan has been accrued in accordance with GAAP, (x) since December 31, 2009, no Continental Benefit Plan has been amended or modified in any material respect or adopted or terminated, (xi) there is no judgment, Injunction, rule or order of any Governmental Entity or arbitrator outstanding against or in favor of any Continental Benefit Plan or any fiduciary thereof (other than rules of general applicability), (xii) there are no pending or, to Continental’s knowledge, threatened audits or investigations by any Governmental Entity or any other matter pending before any Governmental Entity (other than routine filings and ruling requests) involving any Continental Benefit Plan, (xiii) no event has occurred, and to Continental’s knowledge, there exists no circumstances with respect to a Continental Benefit Plan that would reasonably be expected to subject Continental or any of the Continental Subsidiaries to liability under ERISA, the Code or other applicable Law, (xiv) with respect to any Continental Benefit Plan or any multiemployer plan within the meaning of Section 3(37) of ERISA, maintained by or participated in by Continental or any of the Continental Subsidiaries within the six-year period preceding the date of this Agreement, no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which liability has not been satisfied and (xv) each Continental Benefit Plan that is an employee welfare benefit plan (including any such Continental Benefit Plan covering retirees or other former employees) may be amended or terminated without material liability to Continental and the Continental Subsidiaries on or at any time after the Effective Time.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) (i) result in any payment or benefit (including severance, retention, stay-put, change in control, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), tax gross-up, forgiveness of indebtedness or otherwise) becoming due to any director, officer or employee of, or any consultant to, Continental or any of the Continental Subsidiaries from Continental or any of the Continental Subsidiaries under any Continental Benefit Plan or otherwise, (ii) increase any amounts or benefits otherwise payable or due to any such Person under any Continental Benefit Plan or otherwise, or (iii) result in any acceleration of the time of payment or vesting of, or any requirement to fund or secure, any such amounts or benefits (including any Continental Stock Option or Continental Stock-Based Award) or result in any breach of or default under any Continental Benefit Plan.

(e)           Neither Continental nor any Continental Subsidiary has liability or obligations, including under or on account of a Continental Benefit Plan, arising out of Continental’s or one of the Continental Subsidiaries’ hiring of persons to provide services to Continental or one of the Continental Subsidiaries and treating such persons as consultants or independent contractors and not as employees, except where such liability or obligation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(f)           Neither Continental nor any of the Continental Subsidiaries has unfunded liabilities with respect to any Continental Benefit Plan that is a “pension plan” (within the meaning of Section 3(2) of ERISA) that covers current or former non-U.S. employees of Continental or any of the Continental Subsidiaries that, if required to be immediately funded, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(g)           Neither Continental, nor any of the Continental Subsidiaries, nor any Continental ERISA Affiliate, nor any of the Continental Benefit Plans, nor any trust created thereunder, nor, to Continental’s knowledge, any trustee or administrator thereof, has engaged in a prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975 of the Code) in connection with which Continental, any of the Continental Subsidiaries or any of the Continental Benefit Plans that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(h)           With respect to any employee pension benefit plan, within the meaning of Section 3(2) of ERISA, that is not a Continental Benefit Plan, but that is sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to within the six-year period preceding the Effective Time by any Continental ERISA Affiliate, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, (i) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been incurred, which withdrawal liability has not been satisfied, (ii) no liability to the PBGC has been incurred by a Continental ERISA Affiliate, which liability has not been satisfied, (iii) no violation of funding requirements under Section 302 of ERISA has been incurred, and (iv) all contributions (including installments) required by Section 302 of ERISA have been timely made.

(i)           None of Continental, any of the Continental Subsidiaries or any Continental ERISA Affiliate is a party to any agreement with the PBGC respecting any Continental Benefit Plan or respecting any employee pension benefit plan, within the meaning of Section 3(2) of ERISA, that is not a Continental Benefit Plan, which agreement contains obligations or covenants respecting Continental, any of the Continental Subsidiaries or any Continental ERISA Affiliate that continue beyond the date of this Agreement.

                 4.12        Labor and Employment Matters.  As of the date of this Agreement, Section 4.12 of the Continental Disclosure Schedule sets forth a true and complete list of collective bargaining or other labor union contracts applicable to any domestic employees of Continental or any of the Continental Subsidiaries.  As of the date hereof, there is no strike, work stoppage or lockout by or with respect to any employee of Continental, except where such strike, work stoppage or lockout, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Continental.  As of the date hereof, (i) neither Continental nor any of the Continental Subsidiaries has breached or otherwise failed to comply with any provision of any collective bargaining or other labor union contract applicable to any employees of Continental or any of the Continental Subsidiaries and (ii) there are no written grievances or written complaints outstanding or, to Continental’s knowledge, threatened against Continental or any of the Continental Subsidiaries under any such contract except for any breaches, failures to comply, grievances or complaints that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  Continental has made available to United and its representatives true and complete copies of all contracts set forth in Section 4.12 of the Continental Disclosure Schedule, including all amendments applicable to such contracts.

                 4.13        Internal Control.  Continental and the Continental Subsidiaries have designed and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting.  Continental (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by Continental in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Continental’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Continental’s auditors and the audit committee of the Continental Board (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Continental’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Continental’s internal control over financial reporting.  Since December 31, 2009, none of Continental, Continental’s independent accountants, the Continental Board or the audit committee of the Continental Board has received any oral or written notification of any matter set forth in the preceding clause (A) or (B).

                4.14        Compliance with Laws; Licenses.  (a)  The businesses of each of Continental and the Continental Subsidiaries have been conducted in compliance with all Laws, all applicable ADs, FARs and any other rules, regulations, directives, orders and policies of the FAA, DOT, DHS, FCC, TSA and any other Governmental Entity, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  No investigation or review by any Governmental Entity with respect to Continental or any of the Continental Subsidiaries is pending or, to Continental’s knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for any such investigations or reviews that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  Continental and each of the Continental Subsidiaries has all Continental Licenses necessary to conduct its business as presently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(b)           Continental and each of the Continental Subsidiaries are in compliance with (i) their respective obligations under each of the Continental Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Continental Licenses, except, in either case, for such failures to be in compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  There is not pending or, to Continental’s knowledge, threatened by or before the FAA, DOT or any other Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Continental or any of the Continental Subsidiaries relating to any of the Continental Licenses, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  The actions of the applicable Governmental Entities granting all Continental Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Continental’s knowledge, threatened, any material application, petition, objection or other pleading with the FAA, DOT or any other Governmental Entity that challenges or questions the validity of or any rights of the holder under any Continental License, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

                 4.15           Certain Contracts.  (a)  As of the date of this Agreement, neither Continental nor any of the Continental Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” (as such term is defined in Item 601(b)(10) of SEC Regulation S-K) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Continental SEC Reports filed prior to the date of this Agreement, (ii) other than the collective bargaining agreements and other contracts set forth in Section 4.12 of the Continental Disclosure Schedule, that materially restricts the conduct of any material line of business by Continental or upon consummation of the Merger will materially restrict the ability of Continental and any of the Continental Subsidiaries to engage in any line of business material to Continental, or to Continental’s knowledge, United, (iii) that is a joint venture, partnership, business alliance (excluding information technology contracts), code sharing, capacity purchase, pro-rate or frequent flyer agreement (including all material amendments to each of the foregoing agreements) the termination, cancellation or breach of which would reasonably be expected to have a Material Adverse Effect on United or a Material Adverse Effect on Continental or (iv) pursuant to which any Indebtedness of Continental or any of the Continental Subsidiaries is outstanding or may be incurred (except for such Indebtedness the aggregate principal amount of which does not exceed $25 million) that has not been filed or incorporated by reference in the Continental SEC Reports filed prior to the date of this Agreement.

(b)           Each contract, arrangement, commitment or understanding (i) of the type described in clauses (i) – (iii) of Section 4.15(a), whether or not set forth in the Continental Disclosure Schedule, or (ii) filed as an exhibit to the Continental SEC Reports, is referred to as a “Continental Contract,” and neither Continental nor any of the Continental Subsidiaries knows of, or has received notice of, any violation of any Continental Contract by any of the other parties thereto that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(c)           With such exceptions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, (i) each Continental Contract is valid and binding on Continental or the applicable Continental Subsidiary, as applicable, and is in full force and effect, except to the extent it has previously expired in accordance with its terms, (ii) Continental and each of the Continental Subsidiaries have performed all obligations required to be performed by it to date under each Continental Contract, and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Continental or any of the Continental Subsidiaries under any such Continental Contract or give any other party to any Continental Contract the right to terminate or cancel such contract.

                4.16         Environmental Liability.

(a)           Permits and Authorizations.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, each of Continental and the Continental Subsidiaries possesses all material Environmental Permits necessary to conduct its businesses and operations as currently conducted.

(b)           Compliance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, each of Continental and the Continental Subsidiaries is in compliance with all applicable Environmental Laws and all Environmental Permits, and neither Continental nor any Continental Subsidiary has received any (A) communication from any Governmental Entity or other person that alleges that Continental or any Continental Subsidiary has violated or is liable under any Environmental Law or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(c)           Environmental Claims.  There are no Environmental Claims (A) pending or, to Continental’s knowledge, threatened against Continental or any of the Continental Subsidiaries or (B) to Continental’s knowledge, pending or threatened against any person whose liability for any Environmental Claim Continental or any of the Continental Subsidiaries has retained or assumed, either contractually or by operation of law, in each case other than Environmental Claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  Neither Continental nor any of the Continental Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to provide the basis for any Environmental Claim that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(d)           Releases.  To Continental’s knowledge, there have been no Releases of any Hazardous Materials that would reasonably be expected to form the basis of any Environmental Claim that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

                 4.17        State Takeover Laws.  The Continental Charter contains a provision expressly electing not to be governed by Section 203 of Delaware Law, and, to Continental’s knowledge, there are no other Takeover Statutes.

                 4.18        Continental Information.  The information relating to Continental and the Continental Subsidiaries that is provided by Continental or its representatives for inclusion in the Joint Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the transactions contemplated by this Agreement, will not (i) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (ii) in the case of the Joint Proxy Statement, at the date it is first mailed to each of United’s and Continental’s stockholders or at the time of each of the United Stockholders Meeting and the Continental Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Form S-4 and the Joint Proxy Statement (except for such portions thereof that relate only to United or any of the United Subsidiaries) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

                 4.19        Affiliate Transactions.  As of the date of this Agreement, there are no transactions, contracts, arrangements, commitments or understandings between Continental or any of the Continental Subsidiaries, on the one hand, and any of Continental’s affiliates (other than wholly-owned Continental Subsidiaries), on the other hand, that would be required to be disclosed by Continental under Item 404 of Regulation S-K under the Securities Act (the “Continental S-K 404 Arrangements”).

                 4.20        Aircraft.  (a)  Section 4.20(a)(i) of the Continental Disclosure Schedule sets forth a true and complete list of (i) all aircraft operated under the operating certificate of Continental or any of the Continental Subsidiaries and (ii) all aircraft owned or leased by Continental or any of the Continental Subsidiaries, in each case as of March 31, 2010 (collectively, the “Continental Aircraft”), including a description of the type and manufacturer serial number of each such aircraft.  Section 4.20(a)(ii) of the Continental Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all Continental Contracts (other than (x) existing aircraft leases or (y) contracts that may be terminated or canceled by Continental or any of the Continental Subsidiaries without incurring any penalty or other material liability except for the forfeiture of any previously made prepayment or deposit) pursuant to which Continental or any of the Continental Subsidiaries has a binding obligation to purchase or lease aircraft, including the manufacturer and model of all aircraft subject to such Continental Contract, the nature of the purchase or lease obligation (i.e., firm commitment, subject to reconfirmation or otherwise), the anticipated year of delivery of each aircraft of such Continental Contract.  Except as identified in writing by Continental to United prior to the date of this Agreement, Continental has delivered or made available to United redacted (as to pricing and other commercially sensitive terms) copies of all Continental Contracts listed on Section 4.20(a)(ii) of the Continental Disclosure Schedule, including all amendments, modifications and supplements thereto.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental:

(i)            each Continental Aircraft has a validly issued, current individual aircraft FAA Certificate of Airworthiness with respect to such Continental Aircraft and all requirements for the effectiveness of such FAA Certificate of Airworthiness have been satisfied;

(ii)           other than any grounded Continental Aircraft, each Continental Aircraft’s structure, systems and components are functioning in accordance with their respective intended uses as set forth in any applicable FAA-approved maintenance program (or are in the process of repair or maintenance), including any applicable manuals, technical standard orders or parts manufacturing approval certificates, and all grounded Continental Aircraft are being stored in accordance with any applicable FAA-approved maintenance program;

(iii)          all deferred maintenance items and temporary repairs with respect to each such Continental Aircraft have been or will be made materially in accordance with any applicable FAA-approved maintenance programs;

(iv)          each Continental Aircraft is properly registered on the FAA aircraft registry;

(v)           neither Continental nor any of the Continental Subsidiaries is a party to any interchange or pooling agreements with respect to its Continental Aircraft, other than parts pooling agreements in the ordinary course of business; and

(vi)          neither Continental nor any of the Continental Subsidiaries has retained any maintenance obligations with respect to any Continental Aircraft that has been leased by Continental or any Continental Subsidiary to a third party lessee.

(c)           Section 4.20(c)(i) of the Continental Disclosure Schedule sets forth a true and complete list, as of March 31, 2010, of all aircraft operated on behalf of Continental pursuant to a capacity purchase or pro-rate agreement (a “Continental Contract Flight Agreement”), including a description of the operator, type and number of each such aircraft and any minimum utilization requirements applicable to such aircraft.  Section 4.20(c)(ii) of the Continental Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, containing all Continental Contract Flight Agreements.  Except as identified in writing by Continental to United prior to the date of this Agreement, Continental has delivered or made available to United redacted (as to pricing and other commercially sensitive terms) copies of all Continental Contract Flight Agreements listed on Section 4.20(c)(ii) of the United Disclosure Schedule, including all amendments thereto.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, to Continental’s knowledge, as of the date of this Agreement, there is no ongoing strike, work stoppage or lockout by or with respect to any employee of any counterparty to a Continental Contract Flight Agreement.

                4.21         Continental Slots and Operating Rights.  Section 4.21 of the Continental Disclosure Schedule sets forth a true, correct and complete list of all takeoff and landing slots, operating authorizations from the FAA or any other Governmental Entity and other similar designated takeoff and landing rights used or held by Continental and the Continental Subsidiaries (the “Continental Slots” and together with the United Slots, the “Slots”) on the date of this Agreement at any domestic or international airport and such list shall indicate any Continental Slots that have been permanently allocated to another air carrier and in which Continental and the Continental Subsidiaries hold only temporary use rights.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, (i) Continental and the Continental Subsidiaries have complied in all material respects with the requirements of the regulations issued under the FAA and any other Laws with respect to the Continental Slots, (ii) neither Continental nor any of the Continental Subsidiaries has received any notice of any proposed withdrawal of the Continental Slots by the FAA or any other Governmental Entity, (iii)(A) the Continental Slots have not been designated for the provision of essential air service under the regulations of the FAA, were not acquired pursuant to 14 C.F.R. Section 93.219 and have not been designated for international operations, as more fully detailed in 14 C.F.R. Section 93.217 and (B) to the extent covered by 14 C.F.R. Section 93.227 or any order, notice or requirement of the FAA or any other Governmental Entity, Continental and the Continental Subsidiaries have used the Continental Slots (or the Continental Slots have been used by other operators) either at least 80% of the maximum amount that each Continental Slot could have been used during each full reporting period (as described in 14 C.F.R. Section 93.227(i) or any such order, notice or requirement) or such greater or lesser amount of minimum usage as may have been required to protect such Continental Slot’s authorization from termination or withdrawal under regulations or waivers established by any Governmental Entity or airport authority, (iv) all reports required by the FAA or any other Governmental Entity relating to the Continental Slots have been filed in a timely manner and (v) neither Continental nor any of the Continental Subsidiaries has agreed to any future Continental Slot slide, Continental Slot trade (except for seasonal swaps), Continental Slot purchase, Continental Slot sale, Continental Slot exchange, Continental Slot lease or Continental Slot transfer of any of the Continental Slots that has not been consummated or otherwise reflected on Section 4.21 of the Continental Disclosure Schedule.

                4.22         Intellectual Property.

(a)           To Continental’s knowledge, the conduct of the business as currently conducted by Continental and the Continental Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and in the three-year period immediately preceding the date of this Agreement there has been no such claim, action or proceeding asserted or, to Continental’s knowledge, threatened against Continental or any of the Continental Subsidiaries or any indemnitee thereof, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  There is no claim, action or proceeding asserted or, to Continental’s knowledge, threatened against Continental or any of the Continental Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Continental or any of the Continental Subsidiaries or used or alleged to be used in the business of Continental or any of the Continental Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

(b)           The IT Assets of Continental and the Continental Subsidiaries (i) operate and perform in accordance with their documentation and functional specifications and otherwise as required by Continental and the Continental Subsidiaries for the operation of their respective businesses and (ii) have not malfunctioned or failed within the three-year period immediately preceding the date of this Agreement, except, in the case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.  Continental and the Continental Subsidiaries have implemented and maintained for the three-year period immediately preceding the date of this Agreement reasonable and sufficient backup and disaster recovery technology consistent with industry practices except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental.

                 4.23        Major Continental Airports.  As of the date of this Agreement, no airport authority at George Bush Intercontinental Airport, Hopkins International Airport or Newark Liberty International Airport (each such airport, a “Major Continental Airport”) has taken or, to Continental’s knowledge, threatened to take any action that would reasonably be expected to materially interfere with the ability of Continental and the Continental Subsidiaries to conduct their respective operations at any Major Continental Airport in the same manner as currently conducted in all material respects.

                 4.24        Foreign Corrupt Practices Act.  Except for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Continental, as of the date of this Agreement:

(a)           Continental and the Continental Subsidiaries have developed and implemented a compliance program that includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act.

(b)           In connection with Continental’s and the Continental Subsidiaries’ compliance with the Foreign Corrupt Practices Act, there have been no voluntary disclosures under the Foreign Corrupt Practices Act.

(c)           No Governmental Entity has notified Continental or any of the Continental Subsidiaries in writing of any actual or alleged violation or breach of the Foreign Corrupt Practices Act.

(d)           Neither Continental nor any of the Continental Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records, in each case conducted by a Governmental Entity and relating to Continental’s or the Continental Subsidiaries’ compliance with the Foreign Corrupt Practices Act, and to Continental’s knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records by a Governmental Entity.

(e)           Neither Continental nor any of the Continental Subsidiaries has been or is now under any administrative, civil or criminal charge or indictment or, to Continental’s knowledge, investigation, alleging noncompliance with the Foreign Corrupt Practices Act, nor, to Continental’s knowledge, is there any basis for any such charge, indictment or investigation.

(f)           Neither Continental nor any of the Continental Subsidiaries has been or is now a party to any administrative or civil litigation alleging noncompliance with the Foreign Corrupt Practices Act, nor to Continental’s knowledge, is there any basis for any such proceeding

                 4.25        U.S. Citizen; Air Carrier.  Continental is a “citizen of the United States” as defined in the Federal Aviation Act and is an “air carrier” within the meaning of such Act operating under certificates issued pursuant to such Act (49 U.S.C. Sections 41101-41112).

                 4.26        Fairness Opinions.  Prior to the execution of this Agreement, Continental has received the oral opinion (to be confirmed in writing) of each of Lazard Frères & Co. LLC and Morgan Stanley & Co. Incorporated to the effect that, as of the date thereof and based upon and subject to the matters and limitations set forth in such written opinions, the Exchange Ratio is fair from a financial point of view to the holders of Continental Common Stock.  Such opinions have not been amended or rescinded as of the date of this Agreement.  Copies of the written opinions of each of Lazard Frères & Co. LLC and Morgan Stanley & Co. Incorporated will be delivered to United for informational purposes only promptly following receipt thereof by Continental.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

                5.1           Conduct of Businesses Prior to the Effective Time.  During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement (including by Section 5.2 or Section 5.3 below, as applicable), except as specifically set forth in Section 5.1 of the United Disclosure Schedule and the Continental Disclosure Schedule and except with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), as applicable (in each case subject to Section 6.8), each of United and Continental will, and will cause each of its respective Subsidiaries to (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would prohibit or materially impair or delay the ability of either United or Continental to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity (other than approvals relating to Taxes, which are governed by Section 6.8) required for the transactions contemplated hereby or to consummate the transactions contemplated hereby.  Notwithstanding the foregoing provisions of this Section 5.1, (i) neither party will take any action prohibited by Section 5.2 or Section 5.3, as applicable, in order to satisfy such party’s obligations under this Section 5.1 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.1 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.2 or Section 5.3, as applicable.

                5.2           United Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in the United Disclosure Schedule (subject to Section 6.8) and except as required by Law or the rules and regulations of the SEC or the NASDAQ or as expressly contemplated or permitted by this Agreement, United will not, and will not permit any of the United Subsidiaries to, without the prior written consent of Continental (which shall not be unreasonably withheld, conditioned or delayed):

(a)           incur any Indebtedness, or make any loan or advance other than any of the following:

(i)            Indebtedness incurred in the ordinary course of business consistent with past practice, it being acknowledged that any financing (including any sale-leaseback transaction) of aircraft or equipment used in the operations of United or the United Subsidiaries, including engines, spare parts, simulators, technology, gates, routes, slots, tangible property and ground equipment (and any renewal or refinancing thereof) shall be deemed to be in the ordinary course;

(ii)           Indebtedness that does not exceed $300 million in the aggregate;

(iii)          refinancings, prepayments, repurchases and redemptions in the ordinary course of business consistent with past practice of any Indebtedness outstanding as of the date this Agreement or permitted to be incurred under this Agreement;

(iv)         employee loans or advances made in the ordinary course of business consistent with past practice; or

(v)           loans or advances made between United and any of the wholly-owned United Subsidiaries or between wholly-owned United Subsidiaries;

(b)           adjust, split, combine or reclassify any of United’s capital stock;

(c)           make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other voting securities or equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other voting securities or equity interests, except (i) dividends paid by any of the wholly-owned United Subsidiaries to United or to any of its wholly-owned Subsidiaries, (ii) dividends paid on, or conversion of, United Preferred Stock outstanding on the date of this Agreement in accordance with the certificate of designation for such United Preferred Stock, and (iii) Forfeitures and Cashless Settlements in connection with United Reserve Shares, United Restricted Shares, United Stock-Based Awards and United Stock Options; provided, however, for the avoidance of doubt, Section 5.2(c) of the Agreement shall not be construed as prohibiting United from repaying, prepaying, redeeming, purchasing or acquiring Indebtedness that is issued by either United or any of the United Subsidiaries and that is not convertible into or exchangeable for any shares of capital stock or other voting securities or equity interests;

(d)          grant any stock appreciation right or any right to acquire any shares of its capital stock, voting securities or equity interests or any long-term cash incentive award, other than (i)(A) in connection with regular grants of stock options, restricted stock, other stock-based awards or long-term incentive awards under United Stock Plans by United to its or the United Subsidiaries’ directors or employees, (B) grants to newly-hired employees of United and the United Subsidiaries, (C) to respond to offers of employment by third parties or (D) grants in connection with promotions of employees of United and the United Subsidiaries and (ii) as required by the terms of employment agreements with United or any of the United Subsidiaries as in effect on the date of this Agreement; provided, however, that any grants made pursuant to clause (i) or (ii) of this Section 5.2(d) shall be made in accordance with Section 5.2(d) of the United Disclosure Schedule;

(e)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any additional shares of capital stock or other voting securities or equity interests of United or any United Subsidiary or any United Voting Debt, (ii) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any such shares of capital stock, voting securities or other equity interests or United Voting Debt, or (iii) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, United or any United Subsidiary, except (A) pursuant to the exercise of United Stock Options or the satisfaction of any United Stock-Based Awards, in each case, outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement, (B) grants of United Stock Options or United Stock-Based Awards in accordance with Section 5.2(d), (C) upon the conversion of convertible securities outstanding as of the date of this Agreement, (D) for issuances by a wholly-owned United Subsidiary of such Subsidiary’s capital stock to United or another wholly-owned United Subsidiary, (E) for issuances from the New United Stock Reserve (as defined in the United Plan of Reorganization) as required under the United Plan of Reorganization, (F) any issuances, deliveries, sales, grants, pledges or other encumbrances or Liens described on Section 5.2(e) of the United Disclosure Schedule and (G) any other issuances or sales of interests of the type described in clauses (i) through (iii), the gross proceeds of which do not exceed $200 million in the aggregate, provided that such issuances or sales under this clause (G) shall be subject to clauses (x) and (y) (and the second sentence of) Item 1 in Section 5.2(e) of the United Disclosure Schedule; provided, however, that no such issuance and sale (or any marketing with respect to an anticipated sale) otherwise permitted by clause (G) may occur prior to the United Stockholders Meeting;

(f)           except as otherwise provided by any other provision of this Agreement, increase, decrease, change or exchange any United Preferred Stock for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, in each case other than as required by the terms thereof as in effect on the date of this Agreement;

(g)           other than as required to comply with applicable Law or a United Benefit Plan as in effect on the date of this Agreement or collective bargaining or similar labor union or other agreement as in effect on the date of this Agreement, the existence of which does not breach this Agreement, and except as expressly permitted under Section 5.2(d), (i) increase the wages, salaries, compensation, bonus, pension, or other benefits or perquisites payable to any officer or employee, other than such increases in the ordinary course of business consistent with past practice, (ii) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any officer or employee, except with respect to new hires and to employees in connection with promotions or to respond to offers of employment by third parties, (iii) adopt, enter into, terminate or amend in any material respect any United Benefit Plan, other than the entry into of employment agreements with newly hired or promoted employees in the ordinary course of business consistent with past practice, (iv) make any change to the policies or work rules applicable to any group of employees or labor union, (v) except for the provision of indemnification pursuant to indemnification agreements in effect on the date of this Agreement, enter into any United S-K 404 Arrangement, other than in connection with the appointment or election of new directors or the hiring or promotion of new officers in the ordinary course of business, (vi) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any United Benefit Plan or (vii) adopt, enter into, terminate or amend in any material respect any collective bargaining or similar labor union agreement; provided, however, that the taking of actions that are contrary to the provisions set forth in clauses (i) through (vi) will not be deemed a violation of this Section 5.2(g) unless (A) the aggregate dollar amount of United’s obligations resulting from all such actions taken specifically to retain employees after the date hereof is reasonably expected to exceed after the date hereof the applicable amount set forth in Section 5.2(g) of the United Disclosure Schedule or (B) the aggregate dollar amount of United’s obligations resulting from any other actions not of the type described in subclause (A) is reasonably expected to exceed annually the applicable amount set forth in Section 5.2(g) of the United Disclosure Schedule, determined net of any cost savings (1) resulting from changes to compensation or benefits following the date of this Agreement and (2) that would reasonably be expected to be realized within 12 months after the Effective Date;

(h)           sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to United and the United Subsidiaries, taken as a whole, in any transaction or series of transactions, to any Person other than United or a United Subsidiary, or cancel, release or assign to any such Person any indebtedness or any claims held by United or any United Subsidiary, in each case that is material to United and the United Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice (it being acknowledged that encumbrances securing Indebtedness permitted pursuant to this Agreement, dispositions of surplus aircraft, engines, flight simulators and spare parts and the termination of leases relating to surplus aircraft and engines (including mainline and regional aircraft) shall each be deemed to be in the ordinary course) and other than such sales, transfers, mortgages, encumbrances, other dispositions, cancelations, releases, or assignments, the proceeds of which are not used in violation of Section 5.2(c);

(i)            enter into any new line of business that is material to United and the United Subsidiaries, taken as a whole;

(j)            settle any material claim, action or proceeding, except settlements (i) in the ordinary course of business or (ii) to the extent subject to and not materially in excess of reserves set forth on the consolidated balance sheet of United and its Subsidiaries dated March 31, 2010 that relate to matters being settled existing as of such date in accordance with GAAP;

(k)           other than in the ordinary course of business consistent with past practice, directly or indirectly make, or agree to directly or indirectly make any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case other than (i) investments in wholly-owned United Subsidiaries, (ii) acquisitions of or improvements to assets used in the operations of United and the United Subsidiaries in the ordinary course of business, (iii) short-term investments of cash in marketable securities in the ordinary course of business, (iv) capital expenditures disclosed in the capital plans for 2010 and 2011 provided to Continental prior to the date of this Agreement (provided that United shall be permitted to re allocate all or any portion of any capital expenditures set forth in its 2010 capital plan to its 2011 capital plan and, without duplication, all or any portion of any capital expenditures set forth in its 2011 capital plan to its 2010 capital plan) plus capital expenditures (other than with respect to the purchase or lease of aircraft or engines) in any year that do not in the aggregate exceed 10% of the aggregate amount set forth in the capital budget set forth in Section 5.2(k) of the United Disclosure Schedule in respect of such year plus capital expenditures relating to in-flight internet access, and (v) acquisitions of properties or assets that are not material to United and the United Subsidiaries, taken as a whole;

(l)            except as otherwise provided by any other provision of this Agreement, (i) amend the United Charter or the United Bylaws, (ii) amend the similar organizational documents of any United Subsidiary in a manner that would reasonably be expected to have a Material Adverse Effect on United, or (iii) otherwise take any action to exempt any Person (other than Continental or the Continental Subsidiaries), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

(m)          take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law;

(n)          enter into or amend any contract or take any other action if such contract, amendment or action (A) would reasonably be expected to impair in any material respect the ability of United, the United Subsidiaries, Continental and the Continental Subsidiaries to conduct their respective businesses after the Effective Time in the same manner as currently conducted, (B) would limit in any material respect the ability of the Combined Company to enter into joint ventures, partnerships, business alliances or code sharing agreements with any other Person following the Effective Time or (C) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger, in each case except as required by applicable Law; provided, however, that notwithstanding anything to the contrary contained in this Agreement, United shall be permitted to enter into joint ventures, partnerships, business alliances, revenue sharing agreements or code sharing agreements (including adding new code share partners), in each case only with one or more other airlines, and to take any actions reasonably necessary in connection therewith, in each case in a manner consistent with the collective bargaining agreements listed on Section 3.12 of the United Disclosure Schedule;

(o)           implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(p)           enter into or amend any material contract to the extent the consummation of the Merger or compliance by United with the provisions of this Agreement would reasonably be expected to violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of United or any of the United Subsidiaries under, any provision of such contract or amendment;

(q)           agree or commit or resolve to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the actions prohibited by this Section 5.2; provided, however, that this Section 5.2(q) shall not prohibit United or any United Subsidiary from participating in any discussions or negotiations with any labor union to the extent United or any United Subsidiary is required to do so under applicable Law;

(r)           cancel, terminate or amend any binding financing commitment to fund the acquisition by United or any of the United Subsidiaries of the aircraft covered under each of the United Contracts set forth on Section 3.20(a)(ii) of the United Disclosure Schedule unless, in the case of any cancellation or termination of such financing commitment, (i) it is replaced by another financing with substantially equivalent (or more favorable) terms and in an amount not less than the amount of such commitment or (ii) in return therefor, United receives equivalent value from the manufacturer of the applicable aircraft;

(s)           enter into (i) any aircraft purchase agreement or (ii) any amendment to an existing aircraft purchase agreement, in either case, for the placement of an order for any aircraft that, as of the date hereof, is not either a firm order aircraft or an option or purchase right aircraft shown in the table at the end of Section 3.20(a)(ii) of the United Disclosure Schedule; or

(t)           enter into or amend any capacity purchase or similar agreement, as a result of which the aggregate number of aircraft subject to all of United’s capacity purchase or similar agreements would exceed the number of aircraft listed in Section 3.20(c)(i) of the United Disclosure Schedule (excluding the number of such aircraft that are subject to pro-rate agreements) by more than 25 aircraft, to the extent such agreement or amendment would be following the Effective Time (it being acknowledged that entering into, amending or terminating any capacity purchase or similar agreement in any respect, so long as the numerical limits set forth in this Section 5.2(t) are not thereby exceeded, shall be deemed to be in the ordinary course).

                 5.3           Continental Forbearances.  During the period from the date of this Agreement to the Effective Time, except as set forth in the Continental Disclosure Schedule (subject to Section 6.8) and except as required by Law or the rules and regulations of the SEC or the NYSE or as expressly contemplated or permitted by this Agreement, Continental will not, and will not permit any of the Continental Subsidiaries to, without the prior written consent of United (which shall not be unreasonably withheld, conditioned or delayed):

(a)           incur any Indebtedness, or make any loan or advance other than any of the following:

(i)           Indebtedness incurred in the ordinary course of business consistent with past practice, it being acknowledged that any financing (including any sale-leaseback transaction) of aircraft or equipment used in the operations of Continental or the Continental Subsidiaries, including engines, spare parts, simulators, technology, gates, routes, slots, tangible property and ground equipment (and any renewal or refinancing thereof) shall be deemed to be in the ordinary course;

(ii)           Indebtedness that does not exceed $300 million in the aggregate;

(iii)          refinancings, prepayments, repurchases and redemptions in the ordinary course of business consistent with past practice of any Indebtedness outstanding as of the date this Agreement or permitted to be incurred under this Agreement;

(iv)         employee loans or advances made in the ordinary course of business consistent with past practice; or

(v)           loans or advances made between Continental and any of the wholly-owned Continental Subsidiaries or between wholly-owned Continental Subsidiaries;

(b)           adjust, split, combine or reclassify any of Continental’s capital stock;

(c)           make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other voting securities or equity interests or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other voting securities or equity interests, except (i) dividends paid by any of the wholly-owned Continental Subsidiaries to Continental or to any of its wholly-owned Subsidiaries and (ii) Forfeitures and Cashless Settlements in connection with Continental Stock-Based Awards and Continental Stock Options; provided, however, for the avoidance of doubt, Section 5.3(c) of the Agreement shall not be construed as prohibiting Continental from repaying, prepaying, redeeming, purchasing or acquiring Indebtedness that is issued by either Continental or any of the Continental Subsidiaries and that is not convertible into or exchangeable for any shares of capital stock or other voting securities or equity interests;

(d)          grant any stock appreciation right or any right to acquire any shares of its capital stock, voting securities or equity interests or any long-term cash incentive award, other than (i)(A) in connection with regular grants of stock options, restricted stock, other stock-based awards or long-term incentive awards under Continental Stock Plans by Continental to its or the Continental Subsidiaries’ directors or employees, (B) grants to newly-hired employees of Continental and the Continental Subsidiaries, (C) to respond to offers of employment by third parties or (D) grants in connection with promotions of employees of Continental and the Continental Subsidiaries, (ii) as required by the terms of the 2004 Employee Stock Purchase Plan (the “Continental SPP”), as in effect on the date of this Agreement, and (iii) pursuant to employment agreements with Continental or any of the Continental Subsidiaries as in effect on the date of this Agreement; provided, however, that any grants made pursuant to clause (i) or (iii) of this Section 5.3(d) shall be made in accordance with Section 5.3(d) of the Continental Disclosure Schedule;

(e)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any additional shares of capital stock or other voting securities or equity interests of Continental or any Continental Subsidiary or any Continental Voting Debt, (ii) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any such shares of capital stock, voting securities or other equity interests or Continental Voting Debt, or (iii) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, Continental or any Continental Subsidiary, except (A) pursuant to the exercise of Continental Stock Options or the satisfaction of any Continental Stock-Based Awards, in each case, outstanding as of the date of this Agreement or issued thereafter in compliance with this Agreement, (B) grants of Continental Stock Options or Continental Stock-Based Awards in accordance with Section 5.3(d), (C) pursuant to the Continental SPP, as in effect on the date of this Agreement, (D) upon the conversion of convertible securities outstanding as of the date of this Agreement, (E) for issuances by a wholly-owned Continental Subsidiary of such Subsidiary’s capital stock to Continental or another wholly-owned Continental Subsidiary; (F) any issuances, deliveries, sales, grants, pledges or other encumbrances or Liens described on Section 5.3(e) of the Continental Disclosure Schedule and (G) any other issuances or sales of interests of the type described in clauses (i) through (iii), the gross proceeds of which do not exceed $200 million in the aggregate so long as no such other issuance or sale results, provided that such issuances or sales under this clause (G) shall be subject to clauses (x) and (y) (and clauses (i) and (ii)) of Item 1 in Section 5.3(e) of the Continental Disclosure Schedule; provided, however, that no such issuance and sale (or any marketing with respect to an anticipated sale) otherwise permitted by clause (G) may occur prior to the Continental Stockholders Meeting;

(f)           except as otherwise provided by any other provision of this Agreement, increase, decrease, change or exchange any Continental Preferred Stock for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, in each case other than as required by the terms thereof as in effect on the date of this Agreement;

(g)           other than as required to comply with applicable Law or a Continental Benefit Plan as in effect on the date of this Agreement or collective bargaining or similar labor union or other agreement as in effect on the date of this Agreement, the existence of which does not breach this Agreement, and except as expressly permitted under Section 5.3(d), (i) increase the wages, salaries, compensation, bonus, pension, or other benefits or perquisites payable to any officer or employee, other than such increases in the ordinary course of business consistent with past practice, (ii) grant or increase any severance, change in control, termination or similar compensation or benefits payable to any officer or employee, except with respect to new hires and to employees in connection with promotions or to respond to offers of employment by third parties, (iii) adopt, enter into, terminate or amend in any material respect any Continental Benefit Plan, other than the entry into of employment agreements with newly hired or promoted employees in the ordinary course of business consistent with past practice, (iv) make any change to the policies or work rules applicable to any group of employees or labor union, (v) except for the provision of indemnification pursuant to indemnification agreements in effect on the date of this Agreement, enter into any Continental S-K 404 Arrangement, other than in connection with the appointment or election of new directors or the hiring or promotion of new officers in the ordinary course of business, (vi) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Continental Benefit Plan or (vii) adopt, enter into, terminate or amend in any material respect any collective bargaining or similar labor union agreement; provided, however, that the taking of actions that are contrary to the provisions set forth in clauses (i) through (vi) will not be deemed a violation of this Section 5.3(g) unless (A) the aggregate dollar amount of Continental’s obligations resulting from all such actions taken specifically to retain employees after the date hereof is reasonably expected to exceed after the date hereof the applicable amount set forth in Section 5.3(g) of the Continental Disclosure Schedule or (B) the aggregate dollar amount of Continental’s obligations resulting from any other actions not of the type described in subclause (A) is reasonably expected to exceed annually the applicable amount set forth in Section 5.3(g) of the Continental Disclosure Schedule, determined net of any cost savings (1) resulting from changes to compensation or benefits following the date of this Agreement and (2) that would reasonably be expected to be realized within 12 months after the Effective Date;

(h)          sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that are material to Continental and the Continental Subsidiaries, taken as a whole, in any transaction or series of transactions, to any Person other than Continental or a Continental Subsidiary, or cancel, release or assign to any such Person any indebtedness or any claims held by Continental or any Continental Subsidiary, in each case that is material to Continental and the Continental Subsidiaries, taken as a whole, other than in the ordinary course of business consistent with past practice (it being acknowledged that encumbrances securing Indebtedness permitted pursuant to this Agreement, dispositions of surplus aircraft, engines, flight simulators and spare parts and the termination of leases relating to surplus aircraft and engines (including mainline and regional aircraft) shall each be deemed to be in the ordinary course) and other than such sales, transfers, mortgages, encumbrances, other dispositions, cancelations, releases, or assignments, the proceeds of which are not used in violation of Section 5.3(c);

(i)           enter into any new line of business that is material to Continental and the Continental Subsidiaries, taken as a whole;

(j)           settle any material claim, action or proceeding, except settlements (i) in the ordinary course of business or (ii) to the extent subject to and not materially in excess of reserves set forth on the consolidated balance sheet of Continental and its Subsidiaries dated March 31, 2010 that relate to matters being settled existing as of such date in accordance with GAAP;

(k)           other than in the ordinary course of business consistent with past practice, directly or indirectly make, or agree to directly or indirectly make any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person, or make any capital expenditures, in each case other than (i) investments in wholly-owned Continental Subsidiaries, (ii) acquisitions of or improvements to assets used in the operations of Continental and the Continental Subsidiaries in the ordinary course of business, (iii) short-term investments of cash in marketable securities in the ordinary course of business, (iv) capital expenditures disclosed in the capital plans for 2010 and 2011 provided to United prior to the date of this Agreement (provided that Continental shall be permitted to re allocate all or any portion of any capital expenditures set forth in its 2010 capital plan to its 2011 capital plan and, without duplication, all or any portion of any capital expenditures set forth in its 2011 capital plan to its 2010 capital plan) plus capital expenditures (other than with respect to the purchase or lease of aircraft or engines) in any year that do not in the aggregate exceed 10% of the aggregate amount set forth in the capital budget set forth in Section 5.3(k) of the Continental Disclosure Schedule in respect of such year plus capital expenditures relating to in-flight internet access, and (v) acquisitions of properties or assets that are not material to Continental and the Continental Subsidiaries, taken as a whole;

(l)            except as otherwise provided by any other provision of this Agreement, (i) amend the Continental Charter or the Continental Bylaws, (ii) amend the similar organizational documents of any Continental Subsidiary in a manner that would reasonably be expected to have a Material Adverse Effect on Continental or (iii) otherwise take any action to exempt any Person (other than United or the United Subsidiaries), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

(m)          take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable Law;

(n)           enter into or amend any contract or take any other action if such contract, amendment or action (A) would reasonably be expected to impair in any material respect the ability of United, the United Subsidiaries, Continental and the Continental Subsidiaries to conduct their respective businesses after the Effective Time in the same manner as currently conducted, (B) would limit in any material respect the ability of the Combined Company to enter into joint ventures, partnerships, business alliances or code sharing agreements with any other Person following the Effective Time or (C) would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement or adversely affect in a material respect the expected benefits (taken as a whole) of the Merger, in each case except as required by applicable Law; provided, however, that notwithstanding anything to the contrary contained in this Agreement, Continental shall be permitted to enter into joint ventures, partnerships, business alliances, revenue sharing agreements or code sharing agreements (including adding new code share partners), in each case only with one or more other airlines, and to take any actions reasonably necessary in connection therewith, in each case in a manner consistent with the collective bargaining agreements listed on Section 4.12 of the Continental Disclosure Schedule;

(o)           implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(p)          enter into or amend any material contract to the extent the consummation of the Merger or compliance by Continental with the provisions of this Agreement would reasonably be expected to violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Continental or any of the Continental Subsidiaries under, any provision of such contract or amendment;

(q)           agree or commit or resolve to take any of, or participate in any negotiations or discussions with any other Person regarding any of, the actions prohibited by this Section 5.3; provided, however, that this Section 5.3(q) shall not prohibit Continental or any Continental Subsidiary from participating in any discussions or negotiations with any labor union to the extent Continental or any Continental Subsidiary is required to do so under applicable Law;

(r)           cancel, terminate or amend any binding financing commitment to fund the acquisition by Continental or any of the Continental Subsidiaries of the aircraft covered under each of the Continental Contracts set forth on Section 4.20(a)(ii) of the Continental Disclosure Schedule unless, in the case of any cancellation or termination of such financing commitment, (i) it is replaced by another financing with substantially equivalent (or more favorable) terms and in an amount not less than the amount of such commitment or (ii) in return therefor, Continental receives equivalent value from the manufacturer of the applicable aircraft;

(s)           enter into (i) any aircraft purchase agreement or (ii) any amendment to an existing aircraft purchase agreement, in either case, for the placement of an order for any aircraft that, as of the date hereof, is not either a firm order aircraft or an option or purchase right aircraft shown in the table at the end of Section 4.20(a)(ii) of the Continental Disclosure Schedule; or

(t)           enter into or amend any capacity purchase or similar agreement, as a result of which the aggregate number of aircraft subject to all of Continental’s capacity purchase or similar agreements would exceed the number of aircraft listed in Section 4.20(c)(i) of the Continental Disclosure Schedule (excluding the number of such aircraft that are subject to pro-rate agreements) by more than 25 aircraft, to the extent such agreement or amendment would be following the Effective Time (it being acknowledged that entering into, amending or terminating any capacity purchase or similar agreement in any respect, so long as the numerical limits set forth in this Section 5.3(t) are not thereby exceeded, shall be deemed to be in the ordinary course).

                 5.4          Control of Other Party’s Business.  Nothing contained in this Agreement will give United, directly or indirectly, the right to control Continental or any of the Continental Subsidiaries or direct the business or operations of Continental or any of the Continental Subsidiaries prior to the Effective Time.  Nothing contained in this Agreement will give Continental, directly or indirectly, the right to control United or any of the United Subsidiaries or direct the business or operations of United or any of the United Subsidiaries prior to the Effective Time.  Prior to the Effective Time, each of United and Continental will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries.  Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Continental or United in violation of any rule, regulation or policy of any Regulatory Agency or applicable Law.

                 5.5          No Solicitation.  (a)  United will not, and will cause the United Subsidiaries and each officer or director of United or any United Subsidiary not to, and will use its reasonable best efforts to cause each controlled Affiliate and any employee, agent, consultant or representative (including any financial or legal advisor or other representative) of United, any of the United Subsidiaries or any such controlled Affiliate not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or that would reasonably be expected to lead to, any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions involving United or any of the United Subsidiaries that, if consummated, would constitute a Competing Transaction (any of the foregoing inquiries or proposals being referred to herein as a “United Acquisition Proposal”), (ii) solicit, initiate, knowingly encourage or participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Person in connection with, any United Acquisition Proposal, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any United Acquisition Proposal (a “United Acquisition Agreement”).

                                (b)           Continental will not, and will cause the Continental Subsidiaries and each officer or director of Continental or any Continental Subsidiary not to, and will use its reasonable best efforts to cause each controlled Affiliate and any employee, agent, consultant or representative (including any financial or legal advisor or other representative) of Continental, any of the Continental Subsidiaries or any such controlled Affiliate not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or that would reasonably be expected to lead to, any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer or exchange offer) or similar transactions involving Continental or any of the Continental Subsidiaries that, if consummated, would constitute a Competing Transaction (any of the foregoing inquiries or proposals being referred to herein as a “Continental Acquisition Proposal” and, together with any United Acquisition Proposal, each an “Acquisition Proposal”), (ii) solicit, initiate, knowingly encourage or participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Person in connection with, any Continental Acquisition Proposal, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Continental Acquisition Proposal (a “Continental Acquisition Agreement”).

(c)           As used in this Agreement, “Competing Transaction” means, with respect to United or Continental, as the case may be (for this purpose, the “Target Party”), any of (i) a transaction, including any tender offer, exchange offer or share exchange, pursuant to which any third Person (or group) other than the other party to this Agreement (the “Non-Target Party”) or such third Person’s Affiliates, or the stockholders of such third Person, directly or indirectly, acquires or would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 10% or more of the outstanding shares of common stock of the Target Party or of the outstanding voting power of the Target Party (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such voting power), whether from the Target Party or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or business combination pursuant to which any third Person or group of Persons (other than the Non-Target Party or its Affiliates) party thereto, or the stockholders of such third Person or Persons, beneficially owns or would beneficially own 10% or more of the outstanding shares of common stock or the outstanding voting power of the Target Party, or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (iii) a recapitalization of Target Party or any of its Subsidiaries or any transaction similar to a transaction referred to in clause (ii) above involving the Target Party or any of its Subsidiaries pursuant to which any third Person or group of Persons (other than the Non-Target Party or its Affiliates) party thereto, or its stockholders, beneficially owns or would beneficially own 10% or more of the outstanding shares of common stock or the outstanding voting power of the Target Party or such Subsidiary or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof or (iv) any transaction pursuant to which any third Person or group of Persons (other than the Non-Target Party or its Affiliates) directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture or otherwise) acquires or would acquire control of assets (including for this purpose the equity securities of, or other ownership interest in, Subsidiaries of the Target Party and securities of the entity surviving any merger or business combination involving any of the Subsidiaries of the Target Party) of the Target Party or any of its Subsidiaries representing 10% or more of consolidated revenues, net income, EBITDAR for the last 12 full calendar months or the fair market value of all the assets of the Target Party and its Subsidiaries, taken as a whole, immediately prior to such transaction; provided, however, that no transaction involving solely the acquisition of capital stock or assets of any United Subsidiary by United, or of any Continental Subsidiary by Continental, will be deemed to be a Competing Transaction.  Wherever the term “group” is used in this Agreement, it used as defined in Rule 13d-3 under the Exchange Act.

(d)          The Target Party will notify the Non-Target Party promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any material modification of or material amendment to any Acquisition Proposal, or any inquiry or request for non-public information relating to the Target Party or any of its Subsidiaries or for access to the properties, books or records of the Target Party or any of its Subsidiaries by any Person that is reasonably likely to lead to or contemplate an Acquisition Proposal.  Such notice to the Non-Target Party will be made orally and in writing and will indicate the identity of the Person or Persons making the Acquisition Proposal or inquiry or requesting non-public information or access to the properties, books or records of the Target Party or any of its Subsidiaries, and a copy of the Acquisition Proposal or, if not in writing, a written summary in reasonable detail of the material terms of any such Acquisition Proposal, inquiry or request or modification or amendment to an Acquisition Proposal.  The Target Party will (i) keep the Non-Target Party fully informed, on a current basis, of any material changes in the status of, and any material changes or modifications in the terms of, any such Acquisition Proposal, inquiry or request and, if requested by the Non-Target Party, counsel for the Target Party will consult with counsel for the Non-Target Party once per day, at mutually agreeable times, regarding such status and any such changes or modifications, and (ii) provide to the Non-Target Party as soon as practicable after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Target Party from any third party in connection with any Acquisition Proposal or sent or provided by the Target Party to any third party in connection with any Acquisition Proposal; provided, however, that any material written material or material correspondence will be sent or provided pursuant to clause (ii) within 24 hours after receipt or delivery thereof.  Neither United nor Continental will enter into any agreement on or after the date hereof that would prevent such party from providing any information required by this Section 5.5 to the other party.

(e)           Notwithstanding anything to the contrary in this Section 5.5, at any time prior to obtaining the United Stockholder Approvals or the Continental Stockholder Approval, as applicable, the Target Party may furnish or cause to be furnished information to, and enter or cause to be entered into discussions with, and only with, a Person (and its representatives) who has made a bona fide written Acquisition Proposal that was not solicited on or after the date of this Agreement and that did not otherwise result from a breach of Section 5.5(a) or Section 5.5(b), as applicable, if the Target Party’s Board of Directors (the “Target Board”) has (i) determined in good faith (after consultation with its outside legal counsel and financial advisor or advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) the failure to enter into discussions regarding the Acquisition Proposal would be a breach of its fiduciary duties under applicable Law, (ii) provided at least five Business Days’ notice to the Non-Target Party of its intent to furnish information to or enter into discussions with such Person in accordance with this Section 5.5(e), and (iii) obtained from such Person an executed confidentiality agreement containing terms that are determined in good faith by the Target Party to be substantially similar to and not less favorable to the Target Party in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements will not include any provision calling for any exclusive right to negotiate with such Person or having the effect of prohibiting the Target Party from satisfying its obligations under this Agreement.  Unless such information has been previously provided to the Non-Target Party, all information that is provided by the Target Party to the Person making such Acquisition Proposal will be provided to the Non-Target Party.  During the five Business Day period set forth in clause (ii) above, the Non-Target Party will have the right to make a presentation to the Target Board.

(f)           As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal made by a third Person (or group of Persons) to consummate a merger, consolidation, business combination or other similar transaction involving the Target Party pursuant to which the stockholders of the Target Party immediately preceding such transaction would hold less than 65% of the outstanding shares of common stock of, or less than 65% of the outstanding voting power of, the Target Party, any surviving entity or the parent entity resulting from any such transaction immediately upon consummation thereof that the Target Board (after consultation with its outside legal counsel and its financial advisor or advisors) determines in good faith to be more favorable to the Target Party’s stockholders than the Merger, taking into account all relevant factors, including value and other financial considerations, legal and regulatory considerations and any conditions to, and expected timing and risks of, completion, as well as any changes to the terms of the Merger proposed by the Non-Target Party in response to such Superior Proposal.

(g)           Except as permitted by this Section 5.5(g), neither the Target Board nor any committee thereof will (i) withdraw or modify in a manner adverse to the Non-Target Party the recommendation, approval or declaration of advisability by the Target Board, or any such committee, of this Agreement, the Restated Charter and the transactions contemplated by this Agreement, including the Merger, (ii) recommend, approve or declare advisable the approval or adoption of any Acquisition Proposal, or (iii) resolve, agree or propose publicly to take any such actions (each such action set forth in this sentence of this Section 5.5(g) being referred to herein as an “Adverse Recommendation Change”) or approve, adopt or recommend, or cause or permit the Target Party to enter into, or resolve, agree or propose publicly to do so with respect to, any United Acquisition Agreement (in the case of United) or Continental Acquisition Agreement (in the case of Continental) (other than a confidentiality agreement as referred to in Section 5.5(e)).  Notwithstanding anything to the contrary in this Section 5.5, if, at any time prior to obtaining the United Stockholder Approvals or the Continental Stockholder Approval, as applicable, the Target Board, in the exercise of its fiduciary duties, determines in good faith, after consultation with outside legal counsel and financial advisor or advisors, that to do otherwise would be a breach of its fiduciary duties under applicable Law, then the Target Board may make an Adverse Recommendation Change; provided, however, that the Target Board may only make an Adverse Recommendation Change if (A) the Target Party has provided written notice to the Non-Target Party (a “Notice of Adverse Recommendation Change”) advising the Non-Target Party that the Target Board intends to take such action, (B) if any Acquisition Proposal has been made prior to the date of the Notice of Adverse Recommendation Change (regardless of whether such Acquisition Proposal is a Superior Proposal), the Notice of Adverse Recommendation Change specifies the material terms and conditions of such Acquisition Proposal, identifying the Person or Persons making such Acquisition Proposal and including a copy of the most current version of the agreement or proposal (if in writing) relating to such Acquisition Proposal, (C) at least five Business Days have elapsed following the Non-Target Party’s receipt of such Notice of Adverse Recommendation Change (it being understood that any amendment or modification to any Acquisition Proposal that is the basis for such proposed action shall require a new Notice of Adverse Recommendation Change and a new five Business Day period) and (D) if requested by the Non-Target Party, the Target Party has negotiated in good faith with the Non-Target Party during such five Business Day period (as extended pursuant to clause (C)) with respect to any changes to this Agreement proposed by the Non-Target Party during such period.  In determining whether to give a Notice of Adverse Recommendation Change or make an Adverse Recommendation Change, the Target Board shall take into account any changes to the terms of this Agreement proposed by the Non-Target Party.  The Target Party will not submit to the vote of its stockholders any Acquisition Proposal, or, except as permitted herein, propose to do so.

(h)           (i) Nothing contained in this Section 5.5 will prohibit the Target Party or its Subsidiaries from taking and disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the United Board or the Continental Board may determine (after consultation with counsel) that it or United or Continental, as applicable, is required to make under applicable Law will constitute a violation of this Agreement; provided, however, that in any event neither the United Board nor the Continental Board shall make an Adverse Recommendation Change except in accordance with Section 5.5(g).  Any disclosure by the Target Party relating to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change by the Target Party unless the Target Board reaffirms its recommendation and declaration of advisability with respect to this Agreement in such disclosure.

(i)            Each of United and Continental and their respective Subsidiaries will immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than the other party to this Agreement) conducted heretofore with respect to any Acquisition Proposal, and will use reasonable best efforts to cause all Persons, other than the other party hereto, who have been furnished confidential information regarding such party in connection with the solicitation of or discussions regarding an Acquisition Proposal within the 12 months prior to the date of this Agreement promptly to return or destroy such information.

(j)            It is understood that any violation of the restrictions set forth in this Section 5.5 by any director, officer, employee, controlled Affiliate, agent or representative (including financial or legal advisor or other retained representative) of either party or any of its Subsidiaries or controlled Affiliates will be deemed to be a breach of this Section 5.5 by such party.

ARTICLE VI
ADDITIONAL AGREEMENTS

                 6.1           Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.  (a)  As promptly as practicable following the date of this Agreement, Continental and United shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement, and Continental and United shall  jointly prepare and cause to be filed with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, and each of Continental and United shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing.  Each of United and Continental shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement.  The Form S-4 and Joint Proxy Statement shall include all information reasonably requested by such other party to be included therein.  Each of United and Continental shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand.  Each of United and Continental shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement.  Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of United and Continental (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other.  Each of United and Continental shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of United Common Stock constituting Merger Consideration for offering or sale in any jurisdiction, and each of United and Continental shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  United shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “Blue Sky” laws and the rules and regulations thereunder in connection with the Merger, the issuance of the Merger Consideration and the issuance of United Common Stock under the Continental Stock Plans.  Continental shall furnish all information concerning Continental and the holders of the Continental Common Stock and rights to acquire Continental Common Stock pursuant to the Continental Stock Plans as may be reasonably requested in connection with any such action.

(b)           If, prior to the Effective Time, any event occurs with respect to Continental or any Continental Subsidiary, or any change occurs with respect to other information supplied by Continental for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Continental shall promptly notify United of such event, and Continental and United shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Continental’s stockholders and United’s stockholders.  Nothing in this Section 6.1(b) shall limit the obligations of any party under Section 6.1(a).

(c)           If prior to the Effective Time, any event occurs with respect to United or any United Subsidiary, or any change occurs with respect to other information supplied by United for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, United shall promptly notify Continental of such event, and United and Continental shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Continental’s stockholders and United’s stockholders.  Nothing in this Section 6.1(c) shall limit the obligations of any party under Section 6.1(a).

(d)           Continental shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Continental Stockholders Meeting.  Continental shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to Continental’s stockholders and to hold the Continental Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act and (ii) solicit the Continental Stockholder Approval.  Continental shall, through the Continental Board, recommend to its stockholders that they give the Continental Stockholder Approval and shall include such recommendation in the Joint Proxy Statement, except to the extent that the Continental Board shall have made a Continental Adverse Recommendation Change as permitted by Section 5.5(g).  Continental agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to Continental of any Continental Acquisition Proposal or by the making of any Continental Adverse Recommendation Change by the Continental Board except to the extent (and only to the extent) expressly stated herein to the contrary.

(e)           United shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the United Stockholders Meeting.  United shall use its reasonable best efforts to (i) cause the Joint Proxy Statement to be mailed to United’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the United Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (ii) solicit the United Stockholder Approvals.  United shall, through the United Board, recommend to its stockholders that they give the United Stockholder Approvals and shall include such recommendation in the Joint Proxy Statement, except to the extent that the United Board shall have made a United Adverse Recommendation Change as permitted by Section 5.5(g).  United agrees that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to United of any United Acquisition Proposal or by the making of any United Adverse Recommendation Change by the United Board except to the extent (and only to the extent) expressly stated herein to the contrary.

                 6.2          Access to Information; Confidentiality.  Upon reasonable notice and subject to applicable Law, each of Continental and United shall, and shall cause each of its respective Subsidiaries to, afford to the other party and to the Representatives of such other party reasonable access during the period prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of Continental and United shall, and shall cause each of its respective Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws or federal or state Laws applicable to certificated air carriers (other than such documents that such party is not permitted to disclose under applicable Law) and (b) all other information concerning its business, properties and personnel as such other party may reasonably request; provided, however, that either party may withhold any document or information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (ii) the disclosure of which would violate any Law or fiduciary duty (provided that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or fiduciary duty) or (iii) that is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege).  Furthermore, the parties acknowledge that with respect to the “Highly Sensitive Information” (as defined in the Confidentiality Agreement), the Confidentiality Agreement imposes additional restrictions as to the manner in which such information will be exchanged by the parties.  If any material is withheld by such party pursuant to the proviso to the preceding sentence, such party shall inform the other party as to the general nature of what is being withheld.  Without limiting the generality of the foregoing, each of United and Continental shall, within two Business Days of request by the other party therefor, provide to such other party the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of United Common Stock or Continental Common Stock, as applicable, would be entitled under Section 220 of the Delaware Law (assuming such holder met the requirements of such section).  All information exchanged pursuant to this Section 6.2 shall be subject to the confidentiality agreement dated April 12, 2010 between Continental and United (the “Confidentiality Agreement”).  The parties agree that the Confidentiality Agreement supersedes that certain confidentiality agreement dated April 15, 2008 between Continental and United (the “Prior Confidentiality Agreement”) and that any information constituting “Evaluation Material” under and as defined in the Prior Confidentiality Agreement shall, from and after the date of this Agreement, be deemed “Evaluation Material” under and as defined in, and subject to the terms of, the Confidentiality Agreement.

                 6.3           Required Actions.  (a)  Each of the parties shall take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as soon as reasonably possible, the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof; provided, however, that nothing in this Section 6.3 shall prohibit either party from taking any action expressly contemplated by Section 5.5.

(b)           In connection with and without limiting Section 6.3(a), United and the United Board and Continental and the Continental Board shall (x) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any transaction contemplated by this Agreement and (y) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)           In connection with and without limiting Section 6.3(a), promptly following the execution and delivery by the parties of this Agreement United and Continental shall provide all necessary notices, applications and requests to, and enter into discussions with, the Governmental Entities from whom Consents or nonactions are required to be obtained in connection with the consummation of the Merger and the other transactions contemplated by this Agreement in order to obtain all such required Consents or nonactions from such Governmental Entities and eliminate each and every other impediment that may be asserted by such Governmental Entities, in each case with respect to the Merger, so as to enable the Closing to occur as soon as reasonably practicable.  To the extent necessary in order to accomplish the foregoing, United and Continental shall jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on, (A) the ownership or operation by United, Continental or any of their respective Subsidiaries of any portion of the business, properties or assets of United, Continental or any of their respective Subsidiaries, (B) the ability of United to acquire or hold, or exercise full right of ownership of, any shares of the capital stock of the United Subsidiaries or Continental or the Continental Subsidiaries, including the right to vote, or (C) United or any of its Subsidiaries effectively controlling the business or operations of United and the United Subsidiaries or Continental and the Continental Subsidiaries; provided, however, that neither Continental nor United shall be required pursuant to this Section 6.3(c) to propose, commit to or effect any action that is not conditioned upon the consummation of the Merger.  If the actions taken by Continental and United pursuant to the immediately preceding sentence do not result in the conditions set forth in Section 7.1(d) and (f) being satisfied, then each of Continental and United shall jointly (to the extent practicable) initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any action by any Governmental Entity to prevent or enjoin the consummation of the Merger or any of the other transactions contemplated by this Agreement and (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to block consummation of the Merger or any of the other transactions contemplated by this Agreement, including by defending any suit, action or other legal proceeding brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Injunction resulting from any suit, action or other legal proceeding that would cause any condition set forth in Section 7.1(d) or (f) not to be satisfied, provided that Continental and United shall cooperate with one another in connection with, and shall jointly control, all proceedings related to the foregoing.

(d)           In connection with and without limiting the generality of the foregoing, each of Continental and United shall:

(i)            make or cause to be made, in consultation and cooperation with the other and as promptly as practicable after the date of this Agreement (but in any event, with respect to clause (A) below, within five Business Days following the date of this Agreement, and with respect to clause (B) below, at a time necessary to ensure that the EU Extension Date occurs prior to the Latest Possible End Date), (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger, (B) all appropriate filings required pursuant to European Community Council Regulation No. 139/2004 (the “EU Merger Regulation”), and (C) all other necessary registrations, declarations, notices and filings relating to the Merger with other Governmental Entities under any other antitrust, competition, trade regulation or similar Laws;

(ii)           use its reasonable best efforts to furnish to the other all assistance, cooperation and information required for any such registration, declaration, notice or filing and in order to achieve the effects set forth in Section 6.3(c);

(iii)          give the other reasonable prior notice of any such registration, declaration, notice or filing and, to the extent reasonably practicable, of any communication with any Governmental Entity regarding the Merger (including with respect to any of the actions referred to in Section 6.3(c)), and permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of,  the other in connection with, any such registration, declaration, notice, filing or communication;

(iv)          respond as promptly as practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable antitrust, competition, trade regulation or similar Laws for additional information or documentation in connection with antitrust, competition, trade regulation or similar matters;

(v)           without limiting the generality of Section 6.3(d)(iv), (A) use its reasonable best efforts to achieve Substantial Compliance as promptly as practicable with any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. Sect. 18a(e) and in conjunction with the transactions contemplated by this Agreement (a “Second Request”), (B) certify Substantial Compliance with any Second Request as promptly as practicable after the date of such Second Request, but in no event later than September 30, 2010, (C) take all actions necessary to assert, defend and support its certification of Substantial Compliance with such Second Request and (D) not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities to delay, or otherwise not to consummate as soon as practicable, any of the transactions contemplated by this Agreement except with the prior written consent of the other parties hereto, which consent may be withheld in the sole discretion of the non-requesting party; and

(vi)          unless prohibited by applicable Law or by the applicable Governmental Entity, (A) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any substantive conversation with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.3(c)) without the other, (B) to the extent reasonably practicable, give the other reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, keep such party reasonably apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement and the Merger, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity, and (E) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Merger.

(e)           Notwithstanding anything else contained herein, the provisions of this Section 6.3 shall not be construed to require United or any United Subsidiary or Continental or any Continental Subsidiary to undertake any efforts or to take any action if the taking of such efforts or action is or would reasonably be expected to result (after giving effect to any reasonably expected proceeds of any divestiture or sale of assets) in a Material Adverse Effect on either United or Continental, as applicable.

(f)           Continental shall give prompt notice to United, and United shall give prompt notice to Continental, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement; provided further, that a failure to comply with this Section 6.3(f) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying inaccuracy or breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

(g)           Immediately following the execution and delivery of this Agreement by each of the parties hereto, United, as sole stockholder of Merger Sub, will adopt this Agreement.

(h)           Each of Continental and United shall use its reasonable best efforts to cause the United Common Stock to be listed on either the NASDAQ or the NYSE, as reasonably agreed upon by Continental and United, after the Effective Time and to cause the trading symbol for the United Common Stock on such exchange after the Effective Time to be the trading symbol reasonably agreed upon by Continental and United.

                 6.4           Stock Plans.  (a)  Prior to the Effective Time, the Continental Board (or, if appropriate, any committee thereof administering the Continental Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(i)            except as provided in Section 6.4(a)(iii), adjust the terms of all outstanding Continental Stock Options to provide that, at the Effective Time, each Continental Stock Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Continental Stock Option, a number of shares of United Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Continental Common Stock subject to such Continental Stock Option multiplied by (y) the Exchange Ratio, at an exercise price per share of United Common Stock (rounded up to the nearest whole cent) equal to quotient of (x) the exercise price per share of Continental Common Stock under such Continental Stock Option divided by (y) the Exchange Ratio (each, a “Continental Rollover Option”); provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under either Section 422 or 424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code;

(ii)           adjust the terms of all outstanding Continental Stock-Based Awards (other than Continental Stock Options and Cash-Settled Profit-Based RSU Awards), if any, to provide that, at the Effective Time, such Continental Stock-Based Awards outstanding immediately prior to the Effective Time shall be converted into shares of United Common Stock or other compensatory awards denominated in shares of United Common Stock subject to a risk of forfeiture to, or right of repurchase by, United (each, a “Converted Continental Stock-Based Award”), with the same terms and conditions as were applicable under such Continental Stock-Based Awards, except to the extent otherwise required by the terms of such Continental Stock-Based Awards or pursuant to any Continental Benefit Plan or employment agreement as in effect as of the date of this Agreement, and each holder of Continental Stock-Based Awards shall be entitled to receive a number of Converted Continental Stock-Based Awards equal to the product of (x) the number of Continental Stock-Based Awards held by such holder immediately prior to the Effective Time and (y) the Exchange Ratio;

(iii)           (1) no less than 5 days prior to the Effective Time, (A) cause the then-current purchase period under the Continental SPP to end and use the accumulated funds thereunder to acquire shares of Continental Common Stock in accordance with the terms of the Continental SPP, (B) ensure that the shares of Continental Common Stock so purchased are treated in accordance with Article II in the same manner as other outstanding shares of Continental Common Stock issued and outstanding immediately prior to the Effective Time and (C) ensure that no new options to acquire shares of Continental Common Stock are granted under the Continental SPP thereafter and (2) terminate the Continental SPP as of the Effective Time;

(iv)          make such other changes to the Continental Stock Plans as it deems appropriate to give effect to the Merger (subject to the approval of United, which shall not be unreasonably withheld, conditioned or delayed); and

(v)          ensure that, after the Effective Time, no Continental Stock Options or Continental Stock-Based Awards may be granted under any Continental Stock Plans and that from and after the Effective Time awards under the Continental Stock Plans shall be granted with respect to United Common Stock.

(b)           At the Effective Time, and subject to compliance by Continental with Section 6.4(a), United shall assume all the obligations of Continental under the Continental Stock Plans, each outstanding Continental Stock Option, each outstanding Continental Stock-Based Award and the agreements evidencing the grants thereof.  As soon as practicable after the Effective Time, United shall deliver to the holders of Continental Stock Options and Continental Stock-Based Awards appropriate notices setting forth such holders’ rights pursuant to the respective Continental Stock Plans, and the agreements evidencing the grants of such Continental Stock Options and Continental Stock-Based Awards shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 6.4 after giving effect to the Merger).

(c)           United shall take all corporate action necessary to reserve for issuance a sufficient number of shares of United Common Stock for delivery upon exercise of the Continental Rollover Options and Converted Continental Stock-Based Awards assumed in accordance with this Section 6.4.  As soon as reasonably practicable after the Effective Time, United shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of United Common Stock subject to such Continental Rollover Options and Converted Continental Stock-Based Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Continental Rollover Options and Converted Continental Stock-Based Awards remain outstanding.

                 6.5          Actions with Respect to Certain Continental Debt. (a)  United and Continental shall enter into a supplemental indenture in respect of the 5% Convertible Notes due 2023 (the “Continental Convertible Notes”) issued pursuant to the Indenture dated as of June 10, 2003, between Continental and Bank One, N.A., as trustee, as amended to the date of this Agreement (the “Continental Convertible Notes Indenture”) containing the provisions required by the Continental Convertible Notes Indenture, including a provision that, at the Effective Time, (i) each outstanding Continental Convertible Note shall no longer be convertible into shares of Continental Common Stock and shall be convertible solely into the number of shares of United Common Stock that the holder of such Continental Convertible Note would have received pursuant to the Merger if such holder had converted such Continental Convertible Note immediately before the Effective Time and (ii) United assumes all the obligations of Continental under the Continental Convertible Notes, any coupons appertaining thereto and the Continental Convertible Notes Indenture.

(b)          United and Continental shall enter into a supplemental indenture in respect of the 6% Convertible Junior Subordinated Debentures due 2030 (the “Continental Convertible Debentures”) issued pursuant to the Indenture dated as of November 10, 2000, between Continental and Wilmington Trust Company, as trustee, as amended to the date of this Agreement (the “Continental Convertible Debentures Indenture”) containing the provisions required by the Continental Convertible Debentures Indenture, including a provision that, at the Effective Time, (i) each outstanding Continental Convertible Debenture shall no longer be convertible into shares of Continental Common Stock and shall be convertible solely into a number of shares of United Common Stock that the holder of such Continental Convertible Debenture would have received pursuant to the Merger if such holder had converted such Continental Convertible Debenture immediately before the Effective Time and (ii) United assumes the due and punctual payment of principal and interest on the Continental Convertible Debentures and the performance or observance of every covenant of the Continental Convertible Debentures Indenture to be performed or observed on the part of Continental.

(c)           United and Continental shall enter into a supplemental indenture in respect of the 4.5% Convertible Notes due 2015 (the “Continental 2015 Convertible Notes”) issued pursuant to the Indenture dated as of December 11, 2009, between Continental and The Bank of New York Mellon Trust Company, N.A., as trustee, as amended to the date of this Agreement (the “Continental 2015 Convertible Notes Indenture”) containing the provisions required by the Continental 2015 Convertible Notes Indenture, including a provision that, at the Effective Time, (i) each outstanding Continental 2015 Convertible Note shall no longer be convertible into shares of Continental Common Stock and shall be convertible solely into the number of shares of United Common Stock that the holder of such Continental 2015 Convertible Note would have received pursuant to the Merger if such holder had converted such Continental 2015 Convertible Note immediately before the Effective Time and (ii) United assumes all the obligations of Continental under the Continental 2015 Convertible Notes, any coupons appertaining thereto and the Continental 2015 Convertible Notes Indenture.

                 6.6          Indemnification and Directors and Officers Insurance.  (a)  United agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring prior to the Effective Time now existing in favor of the current or former directors or officers of Continental and its respective Subsidiaries (each, an “Indemnified Party”) shall be assumed by United and shall survive the Merger and continue in full force and effect in accordance with their terms.

(b)           At or prior to the Effective Time, United shall purchase a “tail” directors’ and officers’ liability insurance policy for Continental and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by Continental in a form reasonably acceptable to Continental that shall provide Continental and such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by Continental; provided, however, that in no event will United be required to expend for any year of such six-year period an amount in excess of 250% of the annual aggregate premiums currently paid by United for such insurance (the “Maximum Premium”).  United shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.  If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, United will cause to be maintained the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

(c)           The provisions of this Section 6.6 will survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and representatives.  United will pay or cause to be paid (as incurred) all expenses, including reasonable fees and expenses of counsel, that an Indemnified Party may incur in enforcing the indemnity and other obligations provided for in this Section 6.6 (subject to reimbursement if the Indemnified Party is subsequently determined not to be entitled to indemnification under Section 6.6(a)).

(d)           If United or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of United, as the case may be, will assume the obligations set forth in this Section 6.6.

                 6.7          Fees and Expenses.  (a)  Except as provided in this Section 6.7, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such expense; provided, however, that United and Continental shall share equally (i) all fees and expenses in relation to the printing and filing of the Form S-4 and the printing, filing and distribution of the Joint Proxy Statement and (ii) any filing fees required in connection with the Merger pursuant to the HSR Act or any other competition Law, other than, in the case of clause (i) or clause (ii), attorneys’ and accountants’ fees and expenses.

(b)           In the event that this Agreement is terminated:

(i)            by United pursuant to Section 8.1(h);

(ii)           by Continental or United pursuant to Section 8.1(d) and (x) a proposal for a Competing Transaction has been made to Continental or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the Continental Stockholders Meeting, and (y) (1) within 12 months after such termination, Continental or any of its Subsidiaries enters into any definitive agreement providing for a Competing Transaction or (2) (A) within 12 months after such termination, any Person commences a tender offer or exchange offer with respect to Continental (or any successor to Continental or any parent of Continental) and (B) within 24 months after such termination a Competing Transaction is consummated; provided, however, for purposes of this clause (ii), unless a Competing Transaction described in clauses (x) and (y) is made and consummated by the same Person (or any Affiliate thereof), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 35%; or

(iii)          by Continental or United pursuant to Section 8.1(e) and (x) a proposal for a Competing Transaction has been made to Continental or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the End Date, (y) the Continental Stockholders Meeting did not occur at least 5 Business Days prior to the End Date and (z) (1) within 12 months after such termination, Continental or any of its Subsidiaries enters into any definitive agreement providing for a Competing Transaction or (2) (A) within 12 months after such termination, any Person commences a tender offer or exchange offer with respect to Continental (or any successor to Continental or any parent of Continental) and (B) within 24 months after such termination a Competing Transaction is consummated; provided, however, for purposes of this clause (iii), unless a Competing Transaction described in clauses (x) and (y) is made and consummated by the same Person (or any controlled Affiliate thereof), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 35%;

then, Continental will pay United a fee equal to $175,000,000 (the “Termination Fee”), by wire transfer of same day funds to an account designated by United, in the case of a termination referred to in Section 6.7(b)(ii) or Section 6.7(b)(iii), upon the earliest to occur of the events referred to in Section 6.7(b)(ii)(y) or Section 6.7(b)(iii)(z), as applicable, and in the case of a termination by United referred to in Section 6.7(b)(i), within two Business Days after such termination.

(c)           In the event that this Agreement is terminated:

(i)           by Continental pursuant to Section 8.1(i);

(ii)           by United or Continental pursuant to Section 8.1(c) and (x) a proposal for a Competing Transaction has been made to United or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the United Stockholders Meeting, and (y) (1) within 12 months after such termination, United or any of its Subsidiaries enters into any definitive agreement providing for a Competing Transaction or (2) (A) within 12 months after such termination, any Person commences a tender offer or exchange offer with respect to United (or any successor to United or any parent of United) and (B) within 24 months after such termination a Competing Transaction is consummated; provided, however, for purposes of this clause (ii), unless a Competing Transaction described in clauses (x) and (y) is made and consummated by the same Person (or any controlled Affiliate thereof), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 35%; or

(iii)          by United or Continental pursuant to Section 8.1(e) and (x) a proposal for a Competing Transaction has been made to United or its stockholders or such a proposal (whether or not conditional) or an intention to make such a proposal has been publicly announced or has otherwise become publicly known after the date of this Agreement and prior to the End Date, (y) the United Stockholders Meeting did not occur at least 5 Business Days prior to the End Date and (z) (1) within 12 months after such termination, United or any of its Subsidiaries enters into any definitive agreement providing for a Competing Transaction or (2) (A) within 12 months after such termination, any Person commences a tender offer or exchange offer with respect to United (or any successor to United or any parent of United) and (B) within 24 months after such termination a Competing Transaction is consummated; provided, however, for purposes of this clause (iii), unless a Competing Transaction described in clauses (x) and (y) is made and consummated by the same Person (or any controlled Affiliate thereof), any reference in the definition of Competing Transaction to 10% shall be deemed to be a reference to 35%;

then, United will pay Continental the Termination Fee, by wire transfer of same day funds to an account designated by Continental, in the case of termination referred to in Section 6.7(c)(ii) or (iii), upon the earliest to occur of the events referred to in Section 6.7(c)(ii)(y) or Section 6.7(c)(iii)(z), as applicable, and in the case of termination by Continental referred to in Section 6.7(c)(i), within two Business Days after such termination.

(d)           Each party acknowledges that the agreements contained in this Section 6.7 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement.  Accordingly, if a party fails promptly to pay the amounts due pursuant to this Section 6.7 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the non-paying party for the amounts set forth in this Section 6.7, the non-paying party will pay to the other party interest, from the date such payment was required to be made, on the amounts set forth in this Section 6.7 at a rate per annum equal to the three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party entitled to such amounts) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 250 basis points.  The parties acknowledge and agree that the Termination Fee shall not constitute either a penalty or liquidated damages, and the right of a party to receive, or the receipt of, the Termination Fee shall not limit or otherwise affect such party’s right to specific performance as provided in Section 9.10, such party’s rights as set forth in Section 8.2 or Section 9.7 or any other remedies that may be available for breaches of this Agreement, including breaches of Section 5.5 of this Agreement.

                 6.8          Certain Tax Matters.  (a)  United and Continental shall each use its reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment, including (i) not taking any action that such party knows would reasonably be expected to prevent such qualification and (ii) executing such amendments to this Agreement as may be reasonably required in order to obtain such qualification (it being understood that no party will be required to agree to any such amendment).  For Federal income Tax purposes, each of United, Continental and Merger Sub will report the Merger and the other transactions contemplated by this Agreement in a manner consistent with such qualification.

(b)           United and Continental shall each use its reasonable best efforts to obtain the Tax opinions described in Sections 7.2(c) and 7.3(c), including by causing its officers to execute and deliver to the law firms delivering such Tax opinions certificates substantially in the form attached hereto as Exhibits C-2 and D-2 at such time or times as may reasonably be requested by such law firms, including at the time the Form S-4 is filed and at the Closing Date.  Each of United, Continental and Merger Sub shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations included in the certificates described in this Section 6.8.  It is understood and agreed that the parties’ right to take any action disclosed in Sections 5.1, 5.2 or 5.3 of the United Disclosure Schedule or the Continental Disclosure Schedule, as applicable, will be subject to and subordinate to the parties’ respective obligations under this Section 6.8.

                 6.9          Transaction Litigation.  Continental shall give United the opportunity to participate in the defense or settlement of any stockholder litigation against Continental and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of United, which consent shall not be unreasonably withheld, conditioned or delayed.  United shall give Continental the opportunity to participate in the defense or settlement of any stockholder litigation against United and/or its directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Continental, which consent shall not be unreasonably withheld, conditioned or delayed.  For purposes of this paragraph, “participate” means that the non-litigating party will be kept apprised of proposed strategy and other significant decisions with respect to the litigation by the litigating party (to the extent the attorney-client privilege between the litigating party and its counsel is not undermined or otherwise affected), and the non-litigating party may offer comments or suggestions with respect to the litigation but will not be afforded any decision making power or other authority over the litigation except for the settlement consent set forth above.

                 6.10        Section 16 Matters.  Prior to the Effective Time, United, Continental and Merger Sub each shall take all such steps as may be required to cause (a) any dispositions of Continental Common Stock (including derivative securities with respect to Continental Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Continental immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of United Common Stock (including derivative securities with respect to United Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to United to be exempt under Rule 16b-3 promulgated under the Exchange Act.

                 6.11        Governance Matters.

(a)           Non-Executive Chairman.  United shall take all necessary action to cause, effective at the Effective Time, Glenn F. Tilton to be elected as non-executive Chairman of the United Board unless he is not the Chief Executive Officer of United immediately prior to the Effective Time.  If Mr. Tilton is not the Chief Executive Officer of United immediately prior to the Effective Time, then United shall select his replacement, subject to the concurrence of Continental acting in good faith, after receiving the recommendation of the Corporate Governance and Social Responsibility Committee of the Continental Board, which will consider such replacement in good faith, and each of United and Continental shall take all action necessary to cause such replacement to be elected non-executive Chairman of the United Board effective at the Effective Time.  Furthermore, if such a replacement occurs, then, where applicable, any references in this Agreement or the United-Continental Bylaws to Mr. Tilton shall instead be to such replacement.  On December 31, 2012, or the date that is two years after the Effective Time, whichever is later, Mr. Tilton shall cease to serve as the non-executive Chairman.

(b)           Chief Executive Officer.  United shall take all action necessary to cause, effective at the Effective Time, Jeffery A. Smisek to be elected the Chief Executive Officer of United unless he is not the Chief Executive Officer of Continental immediately prior to the Effective Time.  If Mr. Smisek is not the Chief Executive Officer of Continental immediately prior to the Effective Time, then Continental shall select his replacement, subject to the concurrence of United acting in good faith, after receiving the recommendation of the Nominating/Governance Committee of the United Board, which will consider such replacement in good faith, and each of United and Continental shall take all action necessary to cause such replacement to be elected Chief Executive Officer of United effective at the Effective Time.  Furthermore, if such a replacement occurs, then, where applicable, any references in this Agreement or the United-Continental Bylaws to Mr. Smisek shall instead be to such replacement.  On December 31, 2012, or the date that is two years after the Effective Time, whichever is later, Mr. Smisek will also become Chairman of the United Board; provided, however, if Mr. Tilton ceases to serve as non-executive Chairman prior to such date, then Mr. Smisek will become Chairman of the United Board on such earlier date.

(c)           Board of Directors.  United shall take all necessary action to cause, effective at the Effective Time, (i) the size of the United Board to be increased so as to consist of 16 members and (ii) the United Board to be comprised of (A) six Independent United Directors selected by United, (B) Mr. Tilton, (C) six Independent Continental Directors selected by Continental, (D) Mr. Smisek and (E) the two Union Directors.

(d)          Committees.  United shall take all necessary action to cause, effective at the Effective Time:

(i)            the United Board to have six board committees: the Executive Committee, the Nominating/Governance Committee, the Compensation Committee, the Finance Committee, the Audit Committee, and the Public Responsibility Committee;

(ii)           the Executive Committee to be comprised of Mr. Tilton, Mr. Smisek and the then chair of each of the Nominating/Governance Committee, Compensation Committee, Finance Committee and the Audit Committee and to be chaired by Mr. Tilton;

(iii)          the Finance Committee to be comprised of Mr. Tilton, Mr. Smisek and equal numbers of Independent United Directors selected by United and Independent Continental Directors selected by Continental;

(iv)         each of the Nominating/Governance Committee, Compensation Committee and the Audit Committee to be comprised of equal numbers of Independent United Directors selected by United and Independent Continental Directors selected by Continental;

(v)          an Independent United Director selected by United to chair the Nominating/Governance Committee;

(vi)         an Independent Continental Director selected by Continental to chair the Compensation Committee;

(vii)        either an Independent United Director selected by United or an Independent Continental Director selected by Continental to chair the Finance Committee;

(viii)       (A) an Independent Continental Director selected by Continental to chair the Audit Committee, if an Independent United Director is selected to chair the Finance Committee, and (B) an Independent United Director selected by United to chair the Audit Committee, if an Independent Continental Director is selected to chair the Finance Committee;

(ix)          the Public Responsibility Committee to be comprised of two Independent United Directors selected by United, two Independent Continental Directors selected by Continental and the two Union Directors; and

(x)           one Independent United Director selected by United and one Independent Continental Director selected by Continental to co-chair the Public Responsibility Committee.

(e)           Integration.

(i)           Subject to applicable Law, prior to the Effective Time, United and Continental shall cause Mr. Tilton and Mr. Smisek, respectively, to engage in planning for an integration process with respect to the businesses of United and Continental, including selecting from the management ranks of United and Continental in an equitable and balanced manner those managers who will hold the key management positions in United following the Effective Time.  The announcement of such key management positions shall be made shortly before the Effective Time.

(ii)           In order to facilitate the integration of the operations of United and Continental and their respective Subsidiaries and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time practicable following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the transactions contemplated by this Agreement, prior to the Effective Time, United and Continental shall establish a committee to be co-chaired by the chief executive officers of each of United and Continental and with such other members as they shall mutually agree, which committee shall have responsibility for coordinating and directing the efforts of the parties with respect to (A) the integration of operations and fleet plan of United and Continental and their respective Subsidiaries, (B) obtaining the required consents and approvals from Governmental Entities as contemplated by Section 6.3, (C) communications, public relations and investor relations strategy and approach of the parties regarding the Merger and the other transactions contemplated hereby (other than any party’s actions in respect of a United Acquisition Proposal or a Continental Acquisition Proposal, respectively, a Competing Transaction in respect of either United or Continental or an Adverse Recommendation Change by either the United Board or the Continental Board, respectively) and (D) other business and operational matters, including the financing needs of United and Continental and their Subsidiaries following the Effective Time, to the extent not in violation of Applicable Laws, including laws regarding the exchange of information and other laws regarding competition.

(f)           Headquarters.  Following the Effective Time, the corporate headquarters and related corporate functions for United (which will be located in the United Building), as well as airline operations (which will be located in the Willis Tower), will be in Chicago, Illinois.  In addition, United will maintain a significant presence in Houston, Texas.  United and Continental shall cause Mr. Tilton and Mr. Smisek, respectively, to determine, prior to the Effective Time, the specific business functions to be located in Houston, Texas following the Effective Time.  The non-executive Chairman will have his office at the corporate headquarters in Chicago, Illinois, and the Chief Executive Officer will maintain an office in each of Chicago, Illinois and Houston, Texas.  It is intended that a majority of the in-person meetings of the United Board in each calendar year shall be held in the Greater Chicago Metropolitan Area.

                 6.12        Employee Matters.

(a)           During the period from the Closing Date until the six-month anniversary thereof, United shall, or shall cause its Subsidiaries to, provide to each Person who is employed by Continental or United or any of their respective Subsidiaries immediately prior to the Effective Time, except with respect to any such employees who are represented for purposes of collective bargaining pursuant to the provisions of the Railway Labor Act, as amended (the “Continuing Employees”), compensation (including base salary and incentive and bonus opportunities, but excluding equity-based compensation) and benefits (including vacation, paid time-off and severance) that are not materially less favorable (taken as a whole) than those provided to the Continuing Employees immediately prior to the Effective Time.

(b)          The service of each Continuing Employee with Continental or United or any of their respective Subsidiaries (or any predecessor employer) prior to the Effective Time shall be treated as service with United and its Subsidiaries for purposes of each United Benefit Plan (including vacation, paid time-off and severance plans) in which such Continuing Employee participates after the Effective Time, including for purposes of eligibility, vesting and benefit levels and accruals (other than defined benefit pension plan accruals).

(c)           Following the Effective Time, for purposes of each United Benefit Plan in which any Continuing Employee or his or her eligible dependents is eligible to participate after the Effective Time, United shall, or shall cause its Subsidiaries to, (i) waive any pre-existing condition, exclusion, actively-at-work requirement or waiting period to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable Continental Benefit Plan as of the Effective Time (or, if later, any applicable plan transaction date) and (ii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Effective Time (or such transition date) occurs.

(d)           United shall, and shall cause its Subsidiaries to, honor, in accordance with its terms, each Continental Benefit Plan and all obligations thereunder, including any rights or benefits arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), and United hereby acknowledges that the consummation of the Merger constitutes a change of control or change in control, as the case may be, for all purposes under such Continental Benefit Plans.

(e)           Nothing in this Agreement shall be construed as requiring United or any of its Subsidiaries to employ any Continuing Employee for any length of time following the Closing Date.  Except as provided in Section 6.13, nothing in this Agreement, express or implied, shall be construed to prevent United or any of its Subsidiaries from (i) terminating, or modifying the terms of employment of, any Continuing Employee following the Closing Date or (ii) terminating or modifying to any extent any Continental Benefit Plan, United Benefit Plan or any other employee benefit plan, program, agreement or arrangement that United or any of its Subsidiaries may establish or maintain; provided, however, that to the extent that, and for so long as, a Continuing Employee remains employed by United or any of its Subsidiaries during the six-month period following the Closing, the compensation and benefits payable to such employee during such period shall be subject to Section 6.12(a).  Nothing in this Agreement shall be construed as an amendment to any United Benefit Plan or Continental Benefit Plan or any other compensation and benefit plans maintained for or provided to directors, officers or employees of United or Continental prior to or following the Effective Time.

                 6.13        Collective Bargaining Agreement Commitments.

United hereby acknowledges that it has received copies of all of Continental’s collective bargaining agreements listed in Section 4.12 of the Continental Disclosure Schedule, and all amendments thereto (the “Continental CBAs”), as well as copies of letters or employee materials relating to business combination consequences that Continental has sent or provided to certain groups of its employees that are not covered by collective bargaining agreements (the “Continental Non-Union Employee Letters”).  Annex B sets forth certain sections of the Continental CBAs and the Non-Union Employee Letters regarding successor transactions, including those sections listed under the heading “Commitments” (the “Continental Employee Commitments”) and under the heading “Irrevocable Commitments” (the “Irrevocable Continental Employee Commitments”).  Each of United and Continental hereby agrees, and will cause its Subsidiaries to agree, to abide by the terms of the Continental Employee Commitments, as applicable, and each of United and Continental hereby irrevocably agrees, and will cause its Subsidiaries to agree, irrevocably to abide by the terms of the Irrevocable Continental Employee Commitments with respect to the operations and employees of Continental, Merger Sub and the Surviving Corporation.

ARTICLE VII
CONDITIONS PRECEDENT

                 7.1          Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a)           United Stockholder Approvals.  The United Stockholder Approvals shall have been obtained.

(b)          Continental Stockholder Approval.  The Continental Stockholder Approval shall have been obtained.

(c)           Listing.  The shares of United Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE or NASDAQ, as reasonably agreed upon by United and Continental, subject to official notice of issuance.

(d)           Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) any approval or authorization required to be obtained from the FAA, DOT and any other Governmental Entity for the consummation of the Merger shall have been obtained, and (iii) any approval required to be obtained under any foreign antitrust, competition or similar Laws, in each case in connection with the consummation of the Merger and the transactions contemplated by this Agreement, shall have been obtained, except for those, in the case of clauses (ii) or (iii), the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on United or a Material Adverse Effect on Continental.

(e)           Form S-4.  The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(f)           No Injunctions or Restraints; Illegality.  No material Injunction preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.  No material statute, rule, regulation or Injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

                 7.2          Conditions to Obligations of United.  The obligation of United to effect the Merger is also subject to the satisfaction, or waiver by United, at or prior to the Effective Time of the following conditions:

(a)           Representations and Warranties.  (i) Each of the representations and warranties (other than as set forth in Sections 4.2(a) and (b) and 4.8(a)) of Continental set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Continental, (ii) the representations and warranties of Continental set forth in Sections 4.2(a) and (b) shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the representations and warranties of Continental set forth in Section 4.8(a) shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date, and United shall have received a certificate signed on behalf of Continental by the Chief Executive Officer or the Chief Financial Officer of Continental to the foregoing effects.

(b)           Performance of Obligations of Continental.  Continental shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and United shall have received a certificate signed on behalf of Continental by the Chief Executive Officer or the Chief Financial Officer of Continental to such effect.

(c)           United Tax Opinion.  United shall have received an opinion of Cravath, Swaine & Moore LLP, or such other reputable Tax counsel reasonably satisfactory to United, substantially in the form attached hereto as Exhibit C-1, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date on which the Form S-4 is filed and as of the Closing Date, to the effect that (i) the Merger will be treated for Federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) United, Continental and Merger Sub will each be a “party to the reorganization” with respect to the Merger.  In rendering such opinion, such advisor shall be entitled to rely upon representations of officers of Continental, Merger Sub and United made in the form attached hereto as Exhibit C-2.

                 7.3          Conditions to Obligations of Continental.  The obligation of Continental to effect the Merger is also subject to the satisfaction, or waiver by Continental, at or prior to the Effective Time, of the following conditions:

(a)           Representations and Warranties.  (i) Each of the representations and warranties (other than as set forth in Sections 3.2(a) and (b) and 3.8(a)) of United set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on United, (ii) the representations and warranties of United set forth in Sections 3.2(a) and (b) shall be true and correct in all material respects on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) the representations and warranties of United set forth in Section 3.8(a) shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date, and Continental shall have received a certificate signed on behalf of United by the Chief Executive Officer or the Chief Financial Officer of United to the foregoing effects.

(b)           Performance of Obligations of United.  United shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Continental shall have received a certificate signed on behalf of United by the Chief Executive Officer or the Chief Financial Officer of United to such effect.

(c)           Continental Tax Opinion.  Continental shall have received an opinion of Jones Day, or such other reputable Tax counsel reasonably satisfactory to Continental, substantially in the form attached hereto as Exhibit D-1, on the basis of certain facts, representations and assumptions set forth in such opinion, dated as of the date on which the Form S-4 is filed and as of the Closing Date, to the effect that (i) the Merger will be treated for Federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) United, Continental and Merger Sub will each be a “party to the reorganization” with respect to the Merger.  In rendering such opinion, such advisor shall be entitled to rely upon representations of officers of Continental, Merger Sub and United made substantially in the form attached hereto as Exhibit D-2.

ARTICLE VIII
TERMINATION AND AMENDMENT

                 8.1          Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the United Stockholder Approvals or the Continental Stockholder Approval, by action taken or authorized by the Board of Directors of the terminating party or parties:

(a)           by mutual consent of United and Continental in a written instrument, if the Board of Directors of each so determines;

(b)           by either the United Board or the Continental Board if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, except that no party may terminate this Agreement pursuant to this Section 8.1(b) if such party’s breach of its obligations under this Agreement proximately contributed to the occurrence of such order;

(c)           by either the United Board or the Continental Board if the United Stockholder Approvals shall not have been obtained at a United Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(d)          by either the United Board or the Continental Board if the Continental Stockholder Approval shall not have been obtained at a Continental Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken;

(e)           by either the United Board or the Continental Board if the Merger shall not have been consummated on or before December 31, 2010, subject to extension by the mutual agreement of United and Continental (the “End Date”); provided, however, that (i) the End Date (A) shall be automatically extended until the later to occur of the EU Extension Date and the Domestic Regulatory Extension Date and (B) shall be extended to the Substantial Compliance Extension Date (if later than the latest of the dates set forth in clause (A) above) at the election of a party that has previously certified its Substantial Compliance at or prior to the time of such election and (ii) notwithstanding any extension provided for in Section 8.1(e)(i), the End Date shall not be extended to any date that is later than September 30, 2011 (the “Latest Possible End Date”); provided further, however, that no party may terminate this Agreement pursuant to this Section 8.1(e) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date;

(f)           by the United Board if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Continental, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or (b), unless such failure is reasonably capable of being cured, and Continental is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(g)          by the Continental Board if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of United, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3(a) or (b), unless such failure is reasonably capable of being cured, and United is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(h)          by the United Board in the event of an Adverse Recommendation Change by Continental; or

(i)           by the Continental Board in the event of an Adverse Recommendation Change by United.

                 8.2          Effect of Termination.  In the event of termination of this Agreement by either United or Continental in accordance with Section 8.1, this Agreement shall forthwith become void and have no effect, and none of United, Continental, any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 3.7, 4.7 and 6.7, Article IX (other than Section 9.13) and the last sentence of Section 6.2 as well as the Confidentiality Agreement shall survive any termination of this Agreement and (ii) notwithstanding any termination or any contrary provision contained in this Agreement, neither United nor Continental shall be relieved or released from liability for damages of any kind, including consequential damages and any other damages (whether or not communicated or contemplated at the time of execution of this Agreement) and including as damages the value lost by stockholders based on the consideration that would otherwise have been paid and the benefits that would have accrued arising out of, any (a) knowing material breach of any of its representations and warranties in this Agreement or (b) deliberate material breach of any covenant of this Agreement.  No party claiming that such breach occurred will have any duty or otherwise be obligated to mitigate any such damages.  For purposes of this Section 8.2, (i) a “knowing” breach of a representation and warranty shall be deemed to have occurred only if an executive officer of the other party had actual knowledge of such breach as of the date hereof (without any independent duty of investigation or verification other than an actual reading of the representations and warranties as they appear in this Agreement by the other party’s chief executive officer and chief legal officer and an actual reading by other executive officers of such party of the representations and warranties included in this Agreement on subjects relevant to the areas as to which they have direct managerial oversight responsibility) and (ii) a “deliberate” breach of any covenant shall be deemed to have occurred only if the other party took or failed to take action with actual knowledge that the action so taken or omitted to be taken constituted a breach of such covenant.  For purposes of this Section 8.2, an “executive officer” shall have the meaning given to the term “officer” in Rule 16a-1(f) under the Exchange Act.

                 8.3          Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by United, Merger Sub and Continental, by action taken or authorized by their respective Boards of Directors, at any time before or after the Continental Stockholder Approval, the approval of United as stockholder of Merger Sub (the “Merger Sub Stockholder Approval”) or the United Stockholder Approvals; provided, however, that after the Continental Stockholder Approval or either of the United Stockholder Approvals, there may not be, without further approval of the stockholders of Continental or United, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Continental Common Stock, or which by applicable Law otherwise requires the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

                 8.4          Extension; Waiver.  At any time prior to the Effective Time, United (on behalf of itself and Merger Sub) and Continental may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

                 9.1          Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

                 9.2          Notices.  Except as otherwise expressly provided for in Section 5.5(d) of this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to United or Merger Sub, to

United
77 W. Wacker Dr.
Chicago, Illinois 60601
Phone:  (312) 997-8000
Facsimile:  (312) 997-8180

Attention:  General Counsel

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Phone:  (212) 474-1000
Facsimile:  (212) 474-3700

Attention:  Scott A. Barshay, Esq.
                    George E. Zobitz, Esq.

(b)           if to Continental, to

Continental, Inc.
1600 Smith Street, HQSEO
Houston, Texas  77002
Phone:  (713) 324-5207
Facsimile:  (713) 324-1230

Attention:  General Counsel

with a copy to:

Jones Day
717 Texas Ave., Suite 3300
Houston, Texas 77002
Phone:  (832) 239-3939
Facsimile:  (832) 239-3600

Attention:  J. Mark Metts, Esq.
                    Robert A. Profusek, Esq.

Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002
Phone:  (713) 758-2222
Facsimile:  (713) 615-5967

Attention:  Kevin P. Lewis, Esq.

                 9.3          Definitions.  Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of the Agreement set forth next to such terms on Annex A hereto.  For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

A “Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Cash-Settled Profit-Based RSU Award” means a Continental Stock-Based Award that is a profit-based restricted stock unit award granted under Continental’s Long-Term Incentive and RSU Program the payment amount of which is based on the average of the closing sales price of Continental Common Stock on the New York Stock Exchange Composite Tape (as reported in The Wall Street Journal, New York City edition) over the 20 most recent consecutive trading days ending on the last trading day preceding the Effective Time, as required by the terms of such restricted stock unit award as in effect on the date of this Agreement.

A “Continental Director” means a director of the Surviving Corporation who, immediately prior to the Effective Time, is either (i) an Independent Continental Director or (ii) the Chief Executive Officer of Continental or an individual designated as his replacement pursuant to Section 6.11.

A “Continental Material Adverse Effect” means a Material Adverse Effect with respect to Continental.

“Continental Restricted Shares” means any award of Continental Common Stock that is subject to restrictions based on performance or continuing service and granted under any Continental Stock Plan.

“Continental Stock-Based Award” means shares of Continental Common Stock and other compensatory awards denominated in shares of Continental Common Stock subject to a risk of forfeiture to, or right of repurchase by, Continental.

“Continental Stock Option” means any option to purchase Continental Common Stock granted under any Continental Stock Plan.

“Continental Stock Plans” means the equity-based compensation plans identified in Section 9.3 of the Continental Disclosure Schedule.

The “Combined Company” means United, the United Subsidiaries, Continental and the Continental Subsidiaries, taken as a whole, combined in the manner currently intended by the parties.

“Domestic Regulatory Extension Date” means the later to occur of (i) the Litigation Extension Date and (ii) the date that is five days after the date on which the condition set forth in Section 7.1(d) has been satisfied, to the extent such condition relates to the approval by the DOT of the de facto transfer of route authority and/or any other regulatory approval that is required to be obtained from DOT to allow the lawful consummation of the Merger.

“EBITDAR” means earnings before interest, taxes, depreciation, amortization and aircraft rental, in each case as such items are determined in accordance with GAAP, as shown on the applicable publicly-filed financial statements.

“Equity Equivalents” of any Person means (x) any securities convertible into or exchangeable for, or any warrants or options or other rights to acquire, any capital stock, voting securities or equity interests of such Person, (y) any warrants or options or other rights to acquire from such Person, or any other obligation of such Person to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock, voting securities or other equity interests in such Person or (z) any rights that are linked in any way to the price of any capital stock of, or to the value of or of any part of, or to any dividends or distributions paid on any capital stock of, such Person.

The “EU Extension Date” shall mean the date that is five days after the date on which the condition set forth in Section 7.1(d) has been satisfied, to the extent such condition relates to requirements under the EU Merger Regulation.

“Forfeitures and Cashless Settlements” by any Person means (w) the forfeiture or satisfaction of Stock-Based Awards of such Person, (x) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of Stock Options of such Person, (y) the acceptance by such Person of shares of common stock of such Person for withholding taxes incurred in connection with the exercise of Stock Options of such Person or the vesting or satisfaction of Stock-Based Awards of such Person, in the case of each of clauses (w), (x) and (y), in accordance with past practice of such Person and the terms of the applicable award agreements, and (z) the withholding of United Common Stock to satisfy tax obligations in connection with the United Common Stock issued under the United Plan of Reorganization.

“Global Settlement Agreement” means the Settlement Agreement by and among United, its direct and indirect subsidiaries, and all members of its “controlled group” as defined under ERISA, and all of its successors and assigns, and the PBGC, as amended.

“Indebtedness” means, with respect to any Person, without duplication, (A) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all aircraft operating leases of such Person, (D) all capitalized lease obligations of such Person, (E) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, or (F) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others.

An “Independent Continental Director” means each of the six Independent Directors of Continental serving as a director of Continental immediately prior to the Effective Time who is selected by Continental to serve as a director of United immediately following the Effective Time.

An “Independent Director” of any corporation means a director of such corporation who qualifies as an independent director under the listing standards of the principal market on which the common stock of such corporation is listed or quoted for trading; provided, however, that for purposes of Section 6.11, Mr. Smisek, Mr. Tilton and the Union Directors shall not in any event constitute Independent Directors of United.

An “Independent United Director” means each of the six Independent Directors of United serving as a director of United immediately prior to the Effective Time who is selected by United to serve as a director of United immediately following the Effective Time.

“Intellectual Property Rights” means, collectively, all United States and foreign (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/as, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisionals, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) trade secrets and confidential information and know-how, including confidential processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) all rights in published and unpublished works of authorship, whether copyrightable or not (including computer software and databases (including source code, object code and all related documentation)), and other compilations of information, copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (v) moral rights, rights of publicity and rights of privacy; and (vi) all other intellectual property or proprietary rights.

The “Litigation Extension Date” shall mean, in the event that the condition set forth in the first sentence of Section 7.1(f) is not satisfied as of any date, 10 days following the first subsequent day on which such condition is satisfied.

A “Material Adverse Effect” with respect to any Person means any events or developments that, individually or taken together, materially adversely affect the business, properties, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes or conditions generally affecting the industries in which such Person and any of its Subsidiaries operate, including increases in the price of fuel, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions (including prevailing interest rates, access to capital and commodity prices), in each case in the United States or any foreign jurisdiction, (iii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (iv) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such Person or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement (provided, however, that the exceptions in this clause (iv) shall not apply to that portion of any representation or warranty contained in this Agreement to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement, the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement or the performance of obligations or satisfaction of conditions under this Agreement), (v) any change, in and of itself, in the market price, credit rating or trading volume of such Person’s securities (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (vi) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof), (vii) geopolitical conditions, the outbreak of a pandemic or other widespread health crisis, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement or (viii) any hurricane, tornado, flood, earthquake, volcano eruption or natural disaster, except, in the case of clauses (i), (ii), (vi), (vii) and (viii) only to the extent such events or developments affect such Person to a disproportionate degree relative to other network carriers operating in the airline industry.

A “Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Stock-Based Awards” means the Continental Stock-Based Awards and the United Stock-Based Awards.

“Stock Options” means the Continental Stock Options and the United Stock Options.

“Substantial Compliance” means “substantial compliance” as such term is used in the HSR Act.

The “Substantial Compliance Extension Date” shall mean the date that is 45 days after Substantial Compliance by both United and Continental has occurred if Substantial Compliance by both United and Continental has not occurred by September 30, 2010.

A “United Director” means a director of the Surviving Corporation who, immediately prior to the Effective Time, is either (i) an Independent United Director or (ii) the Chief Executive Officer of United or an individual designated as his replacement pursuant to Section 6.11.

A “United Material Adverse Effect” means a Material Adverse Effect with respect to United.

“United Plan of Reorganization” means the Second Amended and Restated Plan of Reorganization of United.

“United Reserve Shares” means shares of United Common Stock issued and held in the New United Stock Reserve (as defined in the United Plan of Reorganization).

“United Restricted Shares” means any award of United Common Stock that is subject to restrictions based on performance or continuing service and granted under any United Stock Plan.

“United Stock-Based Award” means shares of United Common Stock and other compensatory awards denominated in shares of United Common Stock subject to a risk of forfeiture to, or right of repurchase by, United.

“United Stock Option” means any option to purchase United Common Stock granted under any United Stock Plan.

“United Stock Plans” means the equity-based compensation plans identified in Section 9.3 of the United Disclosure Schedule.

A “Union Director” means each member of the United Board serving as a director pursuant to the voting rights of (i) the holder of the Class Pilot MEC Preferred Stock or (ii) the holder of the Class IAM Preferred Stock.

                 9.4          Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “or” is not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.  References to a person are also to its permitted successors and assigns.  Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.  The term “made available” and words of similar import means that the relevant documents, instruments or materials were (A) posted and made available to the other party on the Intralinks due diligence data site, with respect to United, or on the Bowne due diligence data site, with respect to Continental, as applicable, maintained by either company for the purpose of the transactions contemplated by this Agreement, prior to the date hereof, or (B) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act, prior to the date of this Agreement.  No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto.  The United Disclosure Schedule and the Continental Disclosure Schedule, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement.  The United Disclosure Schedule and the Continental Disclosure Schedule set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the United Disclosure Schedule or Continental Disclosure Schedule, as the case may be, relates; provided, however, that any fact or item that is disclosed in any section of the United Disclosure Schedule or the Continental Disclosure Schedule so as to make its relevance (i) to other representations made elsewhere in the Agreement, (ii) to the information called for by other sections of the United Disclosure Schedule or the Continental Disclosure Schedule or (iii) to the annexes or exhibits to this Agreement reasonably apparent shall be deemed to qualify such representations or to be disclosed in such other sections of the United Disclosure Schedule, the Continental Disclosure Schedule or the annexes or exhibits to this Agreement, as the case may be, notwithstanding the omission of any appropriate cross-reference thereto; provided further that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on United or Continental, as the case may be.  This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.  References to the “other party” or “either party” will be deemed to refer to United and Merger Sub, collectively, on the one hand, and Continental, on the other hand.  All electronic communications from a Person shall be deemed to be “written” for purposes of this Agreement.

                 9.5          Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.5 with respect thereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.  Notwithstanding the foregoing, under no circumstances shall the rights of holders of shares of Continental Common Stock as third-party beneficiaries pursuant to Section 9.7 be exercisable, waivable or enforceable by such stockholders or any other Person acting for or on their behalf other than Continental and its successors in interest.  Notwithstanding the foregoing, under no circumstances shall the rights of holders of shares of United Common Stock as third-party beneficiaries pursuant to Section 9.7 be exercisable, waivable or enforceable by such stockholders or any other Person acting for or on their behalf other than United and its successors in interest.

                 9.6          Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                 9.7          Entire Agreement; No Third Party Beneficiaries.  This Agreement, taken together with the Continental Disclosure Letter and the United Disclosure Letter, and the Confidentiality Agreement, (a) constitute the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement) and understandings, both written and oral, among the parties with respect to the Merger and the other transactions contemplated by this Agreement and (b) is not intended to confer upon any Person other than the parties any rights or remedies other than (i) as specifically provided in Section 6.6, (ii) the right of Continental, on behalf of its stockholders, to pursue damages and other relief, including equitable relief, in the event of United’s or Merger Sub’s knowing material breach of any of its representations and warranties in this Agreement or deliberate material breach of any covenant in this Agreement (as the terms “knowing” and “deliberate” are defined in Section 8.2), which right is hereby acknowledged and agreed by United and Merger Sub and (iii) the right of United, on behalf of its stockholders, to pursue damages and other relief, including equitable relief, in the event of Continental’s knowing material breach of any of its representations and warranties in this Agreement or deliberate material breach of any covenant in this Agreement (as the terms “knowing” and “deliberate” are defined in Section 8.2), which right is hereby acknowledged and agreed by Continental; provided, however, that the rights granted pursuant to clauses (ii) and (iii) shall be enforceable on behalf of holders of Continental Common Stock only by Continental in its sole and absolute discretion or on behalf of holders of United Common Stock only by United in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such shares of Continental Common Stock or United Common Stock, as applicable, and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by Continental or United, as applicable, with respect to such claims (net of expenses incurred by Continental or United, as applicable, in connection therewith) may, in Continental’s or United’s, as applicable, sole and absolute discretion, be (x) as applicable, distributed, in whole or in part, by Continental to the holders of shares of Continental Common Stock of record as of any date determined by Continental or by United to the holders of shares of United Common Stock of record as of any date determined by United or (y) as applicable, retained by Continental for the use and benefit of Continental on behalf of its stockholders in any manner Continental deems fit or retained by United for the use and benefit of United on behalf of its stockholders in any manner United deems fit.

                 9.8          GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS OF THE STATE OF DELAWARE.

                 9.9          Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

                 9.10        Specific Enforcement.  The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be the principal remedy for breaches of this Agreement.  It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties (on behalf of themselves and the third-party beneficiaries of this Agreement) shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.11(a), without proof of actual damages this being in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach.  Each party further acknowledges and agrees that the agreements contained in this Section 9.10 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement.  Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

                 9.11        Jurisdiction.  Each of the parties hereto hereby (a) agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement, its negotiation or the transactions contemplated by this Agreement, will be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement will be brought by it or any of its affiliates except in such court), subject to any appeal, provided that if jurisdiction is not then available in the Chancery Court of the State of Delaware, then any such claim, suit, action or other proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware and (b) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waives the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding.  Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.2 will be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence.  The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  In connection with any such proceeding that results in a judgment, the non-prevailing party will pay the prevailing party its reasonable costs and expenses (including attorney’s fees and expenses) incurred in connection with such proceeding.

                 9.12        Waiver of Jury Trial.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT, ITS NEGOTIATION OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

 9.13        Publicity.  Except (a) with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.13 or any communications plan or strategy previously agreed on by the parties, United and Continental shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.  The parties agree that all formal employee communication programs or announcements with respect to the transactions contemplated by this Agreement shall be in forms mutually agreed to by the parties (such agreement not to be unreasonably withheld, conditioned or delayed); provided, however, that no further mutual agreement shall be required with respect to any such programs or announcements that are consistent with prior programs or announcements made in compliance with this Section 9.13.  The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, United, Continental and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

UAL CORPORATION

By:	/s/ Glenn F. Tilton

Name:	Glenn F. Tilton
Title:	Chairman, President and Chief Executive Officer

CONTINENTAL AIRLINES, INC.

By:	/s/ Jeffery A. Smisek

Name:	Jeffery A. Smisek
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

JT MERGER SUB INC.

By:	/s/ Kathryn A. Mikells

Name:	Kathryn A. Mikells
Title:	President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT B-1

Restated Charter of United

RESTATED CERTIFICATE OF INCORPORATION
OF UNITED CONTINENTAL HOLDINGS, INC.

ARTICLE FIRST. The name of the Corporation is UNITED CONTINENTAL HOLDINGS, INC.

        ARTICLE SECOND. The registered office of the Corporation in the State of Delaware is located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware 19808. The name and address of its registered agent at such address is The Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Suite 400, in the City of Wilmington, County of Newcastle, Delaware 19808.

                ARTICLE THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

                 ARTICLE FOURTH. The total number of shares of capital stock of all classes of which the Corporation shall have authority to issue is 1,250,000,002, divided into four classes, as follows: 250,000,000 shares of Preferred Stock, without par value (hereinafter referred to as “Serial Preferred Stock”), one (1) share of Class Pilot MEC Junior Preferred Stock, par value $0.01 per share (the “Class Pilot MEC Preferred Stock”), one (1) share of Class IAM Junior Preferred Stock, par value $0.01 per share (the “Class IAM Preferred Stock” and, together with the Serial Preferred Stock and the Class Pilot MEC Preferred Stock, the “Preferred Stock”), and 1,000,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”).

PART I

Serial Preferred Stock

The board of directors of the Corporation (the “Board of Directors”) is expressly authorized, without any vote or other action by the stockholders and subject to limitations prescribed by law, to adopt, from time to time, a resolution or resolutions providing for the issue of Serial Preferred Stock in one or more series, to fix the number of shares in each such series and to fix the designations and the powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of each such series. The authority of the Board of Directors with respect to each such series shall include a determination of the following (which may vary as between the different series of Serial Preferred Stock):

(a)           The number of shares constituting the series and the distinctive designation of the series;

Exhibit B-1 - 1

(b)           The dividend rate on the shares of the series, the conditions and dates upon which dividends thereon shall be payable, the extent, if any, to which dividends thereon shall be cumulative, and the relative rights of preference, if any, of payment of dividends thereon;

(c)           Whether or not the shares of the series are redeemable and, if redeemable, the time or times during which they shall be redeemable and the amount per share payable on redemption thereof, which amount may, but need not, vary according to the time and circumstances of such redemption;

(d)           The amount payable in respect of the shares of the series, in the event of any liquidation, dissolution or winding up of the Corporation, which amount may, but need not, vary according to the time or circumstances of such action, and the relative rights of preference, if any, of payment of such amount;

(e)           Any requirement as to a sinking fund for the shares of the series, or any requirement as to the redemption, purchase or other retirement by the Corporation of the shares of the series;

(f)           The right, if any, to exchange or convert shares of the series into other securities or property, and the rate or basis, time, manner and condition of exchange or conversion;

(g)           The voting rights, if any, to which the holders of shares of the series shall be entitled in addition to the voting rights provided by law; and

(h)           Any other term, condition or provision with respect to the series not inconsistent with the provisions of this Article Fourth, Part I or any resolution adopted by the Board of Directors pursuant thereto.

PART II

Class Pilot MEC Junior Preferred Stock

 Unless otherwise indicated, any reference in this Article Fourth, Part II to “Section,” “subsection,” “paragraph,” “subparagraph,” or “clause” shall refer to a Section, subsection, paragraph, subparagraph or clause in this Article Fourth, Part II.

 Section 1.         Issuance; Restrictions on Transfer.  The share of Class Pilot MEC Preferred Stock shall be issued only to, and shall be held only by, (i) the United Airlines Pilots Master Executive Council (the “MEC”) of the Air Line Pilots Association, International (“ALPA”) pursuant to ALPA’s authority as the collective bargaining representative for the crafts or class of pilots employed by United Air Lines, Inc. (“United OpCo”) or (ii) a duly authorized agent acting for the benefit of the MEC. Any purported sale, transfer, pledge or other disposition (a “transfer”) of the share of Class Pilot MEC Preferred Stock to any person, other than a successor to the MEC by merger or reorganization of ALPA (in any such case, an “ALPA Successor”), or a duly authorized agent acting for the benefit of ALPA or an ALPA Successor, shall be null and void and of no force and effect. Upon any purported transfer of the share of Class Pilot MEC Preferred Stock by the holder thereof other than as expressly permitted above, and without any further action by the Corporation, such holder or any other person or entity, such share shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed by the Corporation in accordance with Subsection 9.2 hereof, and thereupon such share shall no longer be deemed outstanding, and neither such holder nor any purported transferee thereof shall have in respect thereof any of the voting powers, preferences or relative, participating, optional or special rights ascribed to the share of Class Pilot MEC Preferred Stock hereunder, but rather such holder thereafter shall only be entitled to receive the amount payable upon redemption in accordance with Section 9. The certificate representing the share of Class Pilot MEC Preferred Stock shall be legended to reflect the restrictions on transfer and automatic redemption provided for herein.

Exhibit B-1 - 2

 Section 2.         Definitions.  For purposes of this Article Fourth, Part II, the following terms shall have the meanings indicated:

2.1          “Affiliate” shall have the meaning defined in Rule 12b-2 under the Exchange Act.

2.2          “Board of Directors” shall mean the board of directors of the Corporation or any committee thereof authorized by such board of directors to perform any of its responsibilities with respect to the Class Pilot MEC Preferred Stock.

2.3          “Business Day” shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

2.4          “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor act thereto.

2.5          “set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Corporation; provided, however, that if any funds for any class or series of stock of the Corporation ranking on a parity with or junior to the Class Pilot MEC Preferred Stock as to distributions upon liquidation, dissolution or winding up of the Corporation are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Class Pilot MEC Preferred Stock shall mean, with respect to such distributions, placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

2.6          “Transfer Agent” means the Corporation or such agent or agents of the Corporation as may be designated from time to time by the Board of Directors as the transfer agent for the Class Pilot MEC Preferred Stock.

 Section 3.         Dividends. The holder of the share of Class Pilot MEC Preferred Stock as such shall not be entitled to receive any dividends or other distributions (except as provided in Section 4).

Exhibit B-1 - 3

 Section 4.         Payments upon Liquidation.

4.1          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for payment to the holders of any class or series of stock of the Corporation that ranks junior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, the holder of the share of Class Pilot MEC Preferred Stock shall be entitled to receive $0.01 for the share of Class Pilot MEC Preferred Stock (the “MEC Liquidation Preference”), but such holder shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable to the holder of the share of Class Pilot MEC Preferred Stock shall be insufficient to pay in full the MEC Liquidation Preference and the liquidation preference on all other shares of any class or series of stock of the Corporation that ranks on a parity with the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holder of the share of Class Pilot MEC Preferred Stock and any such other parity stock ratably in accordance with the respective amounts that would be payable on such share of Class Pilot MEC Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with or into one or more corporations, or (ii) a sale, lease, exchange or transfer of all or substantially all of the Corporation’s assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

4.2          Subject to the rights of the holders of shares of any series or class of stock ranking prior to or on a parity with the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, after payment shall have been made to the holder of the share of Class Pilot MEC Preferred Stock, as and to the fullest extent provided in this Section 4, any series or class of stock of the Corporation that ranks junior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holder of the share of Class Pilot MEC Preferred Stock shall not be entitled to share therein.

 Section 5.         Shares to be Retired.  The share of Class Pilot MEC Preferred Stock which shall have been issued and reacquired in any manner (other than redemption pursuant to Section 9.1) by the Corporation shall be retired and restored to the status of an authorized but unissued share of Class Pilot MEC Preferred Stock and, in the event of the redemption of such share pursuant to Section 9.1 hereof, shall not be reissued.

Section 6.          Ranking.

6.1          Any class or series of stock of the Corporation shall be deemed to rank:

(a)       prior to the Class Pilot MEC Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holder of Class Pilot MEC Preferred Stock;

Exhibit B-1 - 4

(b)      on a parity with the Class Pilot MEC Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, whether or not the liquidation prices per share thereof be different from those of the Class Pilot MEC Preferred Stock, if the holders of such class or series and the Class Pilot MEC Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective liquidation preferences, without preference or priority one over the other; and

(c)       junior to the Class Pilot MEC Preferred Stock, as to the distribution of assets upon liquidation, dissolution or winding up, if the holder of Class Pilot MEC Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series.

6.2         The Class IAM Preferred Stock shall be deemed to rank on a parity with the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The Common Stock shall each be deemed to rank junior to the Class Pilot MEC Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up.

Section 7.    Consolidation, Merger, etc.

7.1          In case the Corporation enters into any consolidation, merger, share exchange or similar transaction, however named, involving the Corporation or its subsidiary, United OpCo (or any successor to all or substantially all the assets or business of United OpCo), pursuant to which the outstanding shares of Common Stock are to be exchanged for or changed, reclassified or converted into securities of any successor or resulting or other company (including the Corporation), or cash or other property (each of the foregoing transactions is referred to herein as a “Merger Transaction”), proper provision shall be made so that, upon consummation of such transaction, the share of Class Pilot MEC Preferred Stock shall be converted, reclassified or changed into or exchanged for preferred stock of such successor or resulting or other company having, in respect of such company, the same powers, preferences and relative, participating, optional or other special rights (including the rights provided by this Section 7), and the qualifications, limitations or restrictions thereof, that the Class Pilot MEC Preferred Stock had, in respect of the Corporation, immediately prior to such transaction; specifically including, without limitation, the right, until the ALPA Termination Date (as defined in Section 8.1 below), to elect one member of the board of directors (or similar governing body) of such company.

7.2          In case the Corporation shall enter into any agreement providing for any Merger Transaction, then the Corporation shall as soon as practicable thereafter (and in any event at least fifteen (15) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to the holder of the share of Class Pilot MEC Preferred Stock. The Corporation shall not consummate any such Merger Transaction unless all of the terms of this Section 7 and Section 8 have been complied with.

Section 8.    Voting.  The holder of the share of Class Pilot MEC Preferred Stock shall have the following voting rights:

8.1          Until such time (the “ALPA Termination Date”) as (i) there are no longer any persons represented by ALPA (or any ALPA Successor) employed by the Corporation or any of its Affiliates or (ii) the collective bargaining agreement between the Corporation or any of its Affiliates and ALPA has been amended by the parties thereto so that such agreement no longer provides that ALPA has the right to appoint a director of the Corporation, the holder of the share of Class Pilot MEC Preferred Stock shall have the right (a) voting as a separate class, to (1) elect one director to the Board of Directors at each annual meeting of stockholders for a term of office to expire at the succeeding annual meeting of stockholders, (2) remove such director with or without cause and (3) fill any vacancies in such directorship resulting from death, resignation, disqualification, removal or other cause, and (b) voting together as a single class with the holders of Common Stock and the holders of such other classes or series of stock that vote together with the Common Stock as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation (other than the election of Directors), except as otherwise required by law.

Exhibit B-1 - 5

8.2          The affirmative vote of the holder of the share of Class Pilot MEC Preferred Stock, voting as a separate class, shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of this Restated Certificate or of any certificate amendatory thereof or supplemental thereto (including any Certificate of Designation, Preferences and Rights or any similar document relating to any series of Serial Preferred Stock) which would adversely affect the powers, preferences or special rights of the Class Pilot MEC Preferred Stock.

8.3          For purposes of the foregoing provisions of Sections 8.1 and 8.2, the share of Class Pilot MEC Preferred Stock shall have one (1) vote.

Section 9.          Redemption.

9.1          The share of Class Pilot MEC Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed on the ALPA Termination Date, at a price of $0.01 per share, as provided herein below. As promptly as reasonably possible following the occurrence of the ALPA Termination Date, the Corporation shall give notice thereof and of the redemption under this Section 9 to the record holder of the Class Pilot MEC Preferred Stock. From and after the redemption provided for in this Section 9.1, all rights of the holder of the Class Pilot MEC Preferred Stock as such, except the right to receive the redemption price of such share upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.2          The share of Class Pilot MEC Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed upon any purported transfer thereof other than as expressly permitted under Section 1.2. The redemption price to be paid in connection with any redemption shall be $0.01 per share of Class Pilot MEC Preferred Stock. Upon any such redemption, all rights of the holder of Class Pilot MEC Preferred Stock as such, except the right to receive the redemption price of such share upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

Exhibit B-1 - 6

9.3          The holder of the share of Class Pilot MEC Preferred Stock so redeemed pursuant to Section 9.1 or 9.2 shall present and surrender the certificate formerly representing such share to the Corporation and thereupon the redemption price of such share shall be paid to or on the order of the person whose name appears on such certificate as the owner thereof and the surrendered certificate shall be cancelled.

 Section 10.       Record Holders.The Corporation and the Transfer Agent (if other than the Corporation) may deem and treat the record holder of the share of Class Pilot MEC Preferred Stock as the true and lawful owner thereof for all purposes, and, except as otherwise provided by law, neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

PART III

Class IAM Junior Preferred Stock

Unless otherwise indicated, any reference in this Article Fourth, Part III to “Section,” “subsection,” “paragraph,” “subparagraph,” or “clause” shall refer to a Section, subsection, paragraph, subparagraph or clause in this Article Fourth, Part III.

Section 1.          Issuance; Restrictions on Transfer.  The share of Class IAM Preferred Stock shall be issued only to, and shall be held only by, (i) the International Association of Machinists and Aerospace Workers (the “IAM”) pursuant to the IAM’s authority as the collective bargaining representative for certain crafts or classes of public contact employees, ramp and stores employees, food service and security officer employees, Mileage Plus public contact employees, fleet technical instructors and related and maintenance instructor employees employed by United OpCo or (ii) a duly authorized agent acting for the benefit of the IAM. Any purported sale, transfer, pledge or other disposition (hereinafter a “transfer”) of the share of Class IAM Preferred Stock to any person, other than a successor to the IAM by merger or reorganization of the IAM (in any such case, an “IAM Successor”), or a duly authorized agent acting for the benefit of the IAM or an IAM Successor, shall be null and void and of no force and effect. Upon any purported transfer of the share of Class IAM Preferred Stock by the holder thereof other than as expressly permitted above, and without any further action by the Corporation, such holder or any other person or entity, such share shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed by the Corporation in accordance with Subsection 9.2 hereof, and thereupon such share shall no longer be deemed outstanding, and neither such holder nor any purported transferee thereof shall have in respect thereof any of the voting powers, preferences or relative, participating, optional or special rights ascribed to the share of Class IAM Preferred Stock hereunder, but rather such holder thereafter shall only be entitled to receive the amount payable upon redemption in accordance with Section 9. The certificate representing the share of Class IAM Preferred Stock shall be legended to reflect the restrictions on transfer and automatic redemption provided for herein.

Exhibit B-1 - 7

 Section 2.         Definitions.  For purposes of this Article Fourth, Part III, the following terms shall have the meanings indicated:

2.1          “Affiliate” shall have the meaning defined in Rule 12b-2 under the Exchange Act.

2.2          “Board of Directors” shall mean the board of directors of the Corporation or any committee thereof authorized by such board of directors to perform any of its responsibilities with respect to the Class IAM Preferred Stock.

2.3          “Business Day” shall mean any day other than a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York are not required to be open.

2.4          “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor act thereto.

2.5          “set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board of Directors, the allocation of funds to be so paid on any series or class of capital stock of the Corporation; provided, however, that if any funds for any class or series of stock of the Corporation ranking on a parity with or junior to the Class IAM Preferred Stock as to distributions upon liquidation, dissolution or winding up of the Corporation are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Class IAM Preferred Stock shall mean, with respect to such distributions, placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

2.6          “Transfer Agent” means the Corporation or such agent or agents of the Corporation as may be designated from time to time by the Board of Directors as the transfer agent for the Class IAM Preferred Stock.

 Section 3.         Dividends.  The holder of the share of Class IAM Preferred Stock as such shall not be entitled to receive any dividends or other distributions (except as provided in Section 4).

 Section 4.         Payments upon Liquidation.

4.1          In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for payment to the holders of any class or series of stock of the Corporation that ranks junior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, the holder of the share of Class IAM Preferred Stock shall be entitled to receive $0.01 for the share of Class IAM Preferred Stock (the “IAM Liquidation Preference”), but such holder shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable to the holder of the share of Class IAM Preferred Stock shall be insufficient to pay in full the IAM Liquidation Preference and the liquidation preference on all other shares of any class or series of stock of the Corporation that ranks on a parity with the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holder of the share of Class IAM Preferred Stock and any such other parity stock ratably in accordance with the respective amounts that would be payable on such share of Class IAM Preferred Stock and any such other parity stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation or merger of the Corporation with or into one or more corporations, or (ii) a sale, lease, exchange or transfer of all or substantially all of the Corporation’s assets, shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

Exhibit B-1 - 8

4.2          Subject to the rights of the holders of shares of any series or class of stock ranking prior to or on a parity with the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, after payment shall have been made to the holder of the share of Class IAM Preferred Stock, as and to the fullest extent provided in this Section 4, any series or class of stock of the Corporation that ranks junior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up of the Corporation, shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holder of the share of Class IAM Preferred Stock shall not be entitled to share therein.

 Section 5.         Shares to be Retired.  The share of Class IAM Preferred Stock which shall have been issued and reacquired in any manner (other than redemption pursuant to Section 9.1) by the Corporation shall be retired and restored to the status of an authorized but unissued share of Class IAM Preferred Stock and, in the event of the redemption of such share pursuant to Section 9.1 hereof, shall not be reissued.

 Section 6.         Ranking.

6.1          Any class or series of stock of the Corporation shall be deemed to rank:

(a)       prior to the Class IAM Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holder of Class IAM Preferred Stock;

(b)      on a parity with the Class IAM Preferred Stock as to the distribution of assets upon liquidation, dissolution or winding up, whether or not the liquidation prices per share thereof be different from those of the Class IAM Preferred Stock, if the holders of such class or series and the Class IAM Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective liquidation preferences, without preference or priority one over the other; and

(c)       junior to the Class IAM Preferred Stock, as to the distribution of assets upon liquidation, dissolution or winding up, if the holder of Class IAM Preferred Stock shall be entitled to the receipt of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series.

Exhibit B-1 - 9

6.2          The Class Pilot MEC Preferred Stock shall be deemed to rank on a parity with the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up. The Common Stock shall be deemed to rank junior to the Class IAM Preferred Stock as to amounts distributable upon liquidation, dissolution or winding up.

 Section 7.         Consolidation, Merger, etc.

7.1          In case the Corporation enters into any consolidation, merger, share exchange or similar transaction, however named, involving the Corporation or its subsidiary, United OpCo (or any successor to all or substantially all the assets or business of United OpCo), pursuant to which the outstanding shares of Common Stock are to be exchanged for or changed, reclassified or converted into securities of any successor or resulting or other company (including the Corporation), or cash or other property (each of the foregoing transactions is referred to herein as a “Merger Transaction”), proper provision shall be made so that, upon consummation of such transaction, the share of Class IAM Preferred Stock shall be converted, reclassified or changed into or exchanged for preferred stock of such successor or resulting or other company having, in respect of such company, the same powers, preferences and relative, participating, optional or other special rights (including the rights provided by this Section 7), and the qualifications, limitations or restrictions thereof, that the Class IAM Preferred Stock had, in respect of the Corporation, immediately prior to such transaction; specifically including, without limitation, the right, until the IAM Termination Date (as defined in Section 8.1 below), to elect one member of the board of directors (or similar governing body) of such company.

7.2            In case the Corporation shall enter into any agreement providing for any Merger Transaction, then the Corporation shall as soon as practicable thereafter (and in any event at least fifteen (15) Business Days before consummation of such transaction) give notice of such agreement and the material terms thereof to the holder of the share of Class IAM Preferred Stock. The Corporation shall not consummate any such Merger Transaction unless all of the terms of this Section 7 and Section 8 have been complied with.

 Section 8.         Voting.  The holder of the share of Class IAM Preferred Stock shall have the following voting rights:

8.1          Until such time (the “IAM Termination Date”) as (i) there are no longer any persons represented by the IAM (or any IAM Successor) employed by the Corporation or any of its Affiliates or (ii) the letter agreement between the Corporation and the IAM, dated as of May 1, 2003, no longer provides that the IAM has the right to appoint a director of the Corporation, the holder of the share of Class IAM Preferred Stock shall have the right (a) voting as a separate class, to (1) elect one director to the Board of Directors at each annual meeting of stockholders for a term of office to expire at the succeeding annual meeting of stockholders, (2) remove such director with or without cause and (3) fill any vacancies in such directorship resulting from death, resignation, disqualification, removal or other cause, and (b) voting together as a single class with the holders of Common Stock and the holders of such other classes or series of stock that vote together with the Common Stock as a single class, to vote on all matters submitted to a vote of the holders of Common Stock of the Corporation (other than the election of Directors), except as otherwise required by law.

Exhibit B-1 - 10

8.2          The affirmative vote of the holder of the share of Class IAM Preferred Stock, voting as a separate class, shall be necessary for authorizing, effecting or validating the amendment, alteration or repeal (including any amendment, alteration or repeal by operation of merger or consolidation) of any of the provisions of this Restated Certificate or of any certificate amendatory thereof or supplemental thereto (including any Certificate of Designation, Preferences and Rights or any similar document relating to any series of Serial Preferred Stock) which would adversely affect the powers, preferences or special rights of the Class IAM Preferred Stock.

8.3          For purposes of the foregoing provisions of Sections 8.1 and 8.2, the share of Class IAM Preferred Stock shall have one (1) vote.

 Section 9.         Redemption.

9.1          The share of Class IAM Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed on the IAM Termination Date, at a price of $0.01 per share, as provided herein below. As promptly as reasonably possible following the occurrence of the IAM Termination Date, the Corporation shall give notice thereof and of the redemption under this Section 9 to the record holder of the Class IAM Preferred Stock. From and after the redemption provided for in this Section 9.1, all rights of the holder of the Class IAM Preferred Stock as such, except the right to receive the redemption price of such share upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.2          The share of Class IAM Preferred Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Restated Certificate, be automatically redeemed upon any purported transfer thereof other than as expressly permitted under Section 1.2. The redemption price to be paid in connection with any redemption shall be $0.01 per share of Class IAM Preferred Stock. Upon any such redemption, all rights of the holder of Class IAM Preferred Stock as such, except the right to receive the redemption price of such share upon the surrender of the certificate formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever.

9.3          The holder of the share of Class IAM Preferred Stock so redeemed pursuant to Sections 9.1 or 9.2 shall present and surrender the certificate formerly representing such share to the Corporation and thereupon the redemption price of such share shall be paid to or on the order of the person whose name appears on such certificate as the owner thereof and the surrendered certificate shall be cancelled.

 Section 10.       Record Holders.  The Corporation and the Transfer Agent (if other than the Corporation) may deem and treat the record holder of the share of Class IAM Preferred Stock as the true and lawful owner thereof for all purposes, and, except as otherwise provided by law, neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Exhibit B-1 - 11

PART IV

Common Stock

 Unless otherwise indicated, any reference in this Article Fourth, Part IV to “Section,” “subsection,” “paragraph,” “subparagraph,” or “clause” shall refer to a Section, subsection, paragraph, subparagraph or clause in this Article Fourth, Part IV.

 Section 1.         Dividends.  Subject to any rights to receive dividends to which the holders of the shares of any other class or series of stock may be entitled, the holders of shares of Common Stock shall be entitled to receive dividends, if and when declared payable from time to time by the Board of Directors, from any funds legally available therefor.

 Section 2.          Liquidation.  In the event of any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, after there shall have been paid to the holders of shares of any other class or series of stock ranking prior to the Common Stock in respect thereof the full amounts to which they shall be entitled, and subject to any rights of the holders of any other class or series of stock to participate therein, the holders of the then outstanding shares of Common Stock shall be entitled to receive, pro rata, any remaining assets of the Corporation available for distribution to its stockholders. Subject to the foregoing, the Board of Directors may distribute in kind to the holders of the shares of Common Stock such remaining assets of the Corporation, or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or other entity and receive payment therefor in cash, stock or obligations of such other corporation, trust or entity or any combination thereof, and may sell all or any part of the consideration so received, and may distribute the consideration so received or any balance thereof in kind to holders of the shares of Common Stock. The voluntary sale, conveyance, lease, exchange or transfer of all or substantially all the property or assets of the Corporation (unless in connection therewith the dissolution, liquidation or winding up of the Corporation is specifically approved), or the merger or consolidation of the Corporation into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of stock of the Corporation of any class, shall not be deemed to be a dissolution, liquidation or winding up of the corporation for the purpose of this Section 2.

 Section 3.         Voting.  Except as provided by law or this Restated Certificate, each outstanding share of Common Stock of the Corporation shall entitle the holder thereof to one vote on each matter submitted to a vote at a meeting of stockholders.

PART V

 Section 1.         No Preemptive Rights.  Except as otherwise provided herein, no holder of stock of the Corporation of any class shall have any preemptive, preferential or other right to purchase or subscribe for any shares of stock, whether now or hereafter authorized, of the Corporation of any class, or any obligations convertible into, or any options or warrants to purchase, any shares of stock, whether now or hereafter authorized, of the Corporation of any class, other than such, if any, as the Board of Directors may from time to time determine, and at such price as the Board of Directors may from time to time fix; and any shares of stock or any obligations, options or warrants which the Board of Directors may determine to offer for subscription to holders of any shares of stock of the Corporation may, as the Board of Directors shall determine, be offered to holders of shares of stock of the Corporation of any class or classes or series, and if offered to holders of shares of stock of more than one class or series, in such proportions as between such classes and series as the Board of Directors may determine.

Exhibit B-1 - 12

Section 2.          Non-Citizen Voting Limitation.  All (x) capital stock of, or other equity interests in, the Corporation, (y) securities convertible into or exchangeable for shares of capital stock, voting securities or other equity interests in the Corporation, and (z) options, warrants or other rights to acquire the securities described in clauses (x) and (y), whether fixed or contingent, matured or unmatured, contractual, legal, equitable or otherwise (collectively, “Equity Securities”) shall be subject to the following limitations:

(a)       Non-Citizen Voting Limitation. In no event shall the total number of shares of Equity Securities held by all persons who fail to qualify as a “citizen of the United States,” as the term is used in Section 40102(a)(15) of Title 49 of the United States Code, in any similar legislation of the United States enacted in substitution or replacement therefor, and as interpreted by the Department of Transportation, be entitled to be more than 24.9% (or such other maximum percentage as such Section or substitute or replacement legislation shall hereafter provide) of the aggregate votes of all outstanding Equity Securities of the Corporation (the “Cap Amount”).

(b)      Allocation of Cap Amounts. The restrictions imposed by the Cap Amount shall be applied pro rata among the holders of Equity Securities who fail to qualify as “citizens of the United States” based on the number of votes the underlying securities are entitled to.

(c)       Each certificate or other representative document for Equity Securities (including each such certificate or representative document for Equity Securities issued upon any permitted transfer of Equity Securities) shall contain a legend in substantially the following form:

“The [type of Equity Securities] represented by this [certificate/representative document] are subject to voting restrictions with respect to [shares/warrants, etc.] held by persons or entities that fail to qualify as “citizens of the United States” as the term is defined used in Section 40102(a)(15) of Title 49 of the United States Code. Such voting restrictions are contained in the Restated Certificate of United Continental Holdings, Inc., as the same may be amended or restated from time to time. A complete and correct copy of the Restated Certificate shall be furnished free of charge to the holder of such shares of [type of Equity Securities] upon written request to the Secretary of United Continental Holdings, Inc.”

 Section 3.         Restrictions on Issuance of Securities.  (a)  The Corporation shall not issue nonvoting equity securities to the extent prohibited by Section 1123(a)(6) of the United States Bankruptcy Code for so long as such Section is in effect and applicable to the Corporation.

(b)           Except as required by law or as approved by the stockholders, the Corporation shall not issue Serial Preferred Stock pursuant to Article Fourth, Part I with voting rights (unless such Serial Preferred Stock is convertible into Common Stock, in which case such Serial Preferred Stock may vote with the Common Stock on an as-converted basis).

Exhibit B-1 - 13

 Section 4.         Stockholder Action.  Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders.

 Section 5.         5% Ownership Limit.

5.1          For purposes of Sections 5, 6 and 7, the following terms shall have the meanings indicated (and any references to any portions of Treasury Regulation § 1.382-2T shall include any successor provisions):

 “5% Transaction” means any Transfer of Corporation Securities described in clause (y) or (z) of paragraph 5.2, subject to the provision of such paragraph 5.2.

An “Affiliate” of any Person means any other Person, that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person; and, for the purposes of this definition only, “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a Person whether through the ownership of securities, by contract or agency or otherwise.

 “Associate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act.

A Person will be deemed the “Beneficial Owner” of, and will be deemed to “Beneficially Own,” and will be deemed to have “Beneficial Ownership” of:

 (a)           any securities that such Person or any of such Person’s Affiliates or Associates is deemed to “Beneficially Own” within the meaning of Rule 13d-3 under the Exchange Act, and any securities deposited into a trust established by or on behalf of the Person or any of its Affiliates or Associates, the sole beneficiaries of which are the shareholders of the Person;

 (b)           any securities (the “Underlying Securities”) that such Person or any of such Person’s Affiliates or Associates has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (written or oral), or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise (it being understood that such Person will also be deemed to be the Beneficial Owner of the securities convertible into or exchangeable for the Underlying Securities); and

 (c)           any securities Beneficially Owned by persons that are part of a “group” (within the meaning of Rule 13d-5(b) under the Exchange Act) with such Person.  For purposes of calculating the percentage of Voting Securities that are Beneficially Owned by any Person, such calculation will be made based on the aggregate number of issued and outstanding securities at the time of such calculation, but will not include in the denominator any such securities issuable upon any options, warrants or other securities that are exercisable for such securities.

 “Code” means the Internal Revenue Code of 1986, as amended.

Exhibit B-1 - 14

 “Corporation Securities” means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase stock of the Corporation, and (iv) any other interest that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

 “Effective Date” means February 1, 2006.

 “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor act thereto.

 “Five-Percent Shareholder” means a Person or group of Persons that is identified as a “5-percent shareholder” of the Corporation pursuant to Treasury Regulation § 1.382-2T(g).

 “Percentage Stock Ownership” means the percentage Stock Ownership interest as determined in accordance with Treasury Regulation § 1.382-2T(g), (h), (j) and (k).

 “Person” means any individual, firm, corporation or other legal entity, and includes any successor (by merger or otherwise) of such entity.

 “Prohibited Transfer” means any purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Section 5.

 “Tax Benefit” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382, of the Corporation or any direct or indirect subsidiary thereof.

 “Transfer” means, with respect to any person other than the Corporation, any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition, other than a sale, transfer, assignment, conveyance, pledge or other disposition to a wholly owned subsidiary of the transferor, or, if the transferor is wholly owned by a Person, to a wholly owned subsidiary of such Person.  A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)).

 “Voting Securities” means all securities that by their terms are entitled to vote generally in the election of directors of the Corporation (without giving effect to any contractual limitations on voting).

5.2          Any attempted Transfer of Corporation Securities prior to the earliest of (A) February 1, 2014, or such later date as may be approved by the Board of Directors, (B) the repeal, amendment or modification of Section 382 of the Code (and any comparable successor provision) (“Section 382”) in such a way as to render the restrictions imposed by Section 382 no longer applicable to the Corporation, (C) the beginning of a taxable year of the Corporation (or any successor thereof) in which no Tax Benefits are available, and (D) the date on which the limitation amount imposed by Section 382 in the event of an ownership change of the Corporation, as defined in Section 382, would not be materially less than the net operating loss carryforward or net unrealized built-in loss of the Corporation (the “Restriction Release Date”), or any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Restriction Release Date, shall be prohibited and void ab initio so far as it purports to transfer ownership or rights in respect of such stock to the Purported Transferee (y) if the transferor is a Five-Percent Shareholder or (z) to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (1) any Person or group of Persons shall become a Five-Percent Shareholder other than by reason of Treasury Regulation Section 1.382-2T(j)(3) or any successor to such regulation or (2) the Percentage Stock Ownership interest in the Corporation of any Five-Percent Shareholder shall be increased; provided, that this paragraph 5.2 shall not apply to, nor shall any other provision in this Restated Certificate prohibit, restrict or limit in any way, (i) the issuance of Corporation Securities by the Corporation in accordance with the Second Amended Joint Plan of Reorganization of the Corporation dated January 20, 2006 (the “Chapter 11 Plan”) or (ii) the issuance of Corporation Securities by the Corporation pursuant to the Agreement and Plan of Merger among UAL Corporation, Continental Airlines, Inc. and JT Merger Sub Inc. dated as of May 2, 2010, but not any subsequent transfer of such Corporation Securities.

Exhibit B-1 - 15

5.3          The restrictions set forth in paragraph 5.2 shall not apply to an attempted Transfer that is a 5% Transaction if the transferor or the transferee obtains the prior written approval of the Board of Directors or a duly authorized committee thereof.

 As a condition to granting its approval pursuant to this paragraph 5.3, the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer shall not result in the application of any Section 382 limitation on the use of the Tax Benefits.  The Board of Directors may exercise the authority granted by this Section 5 through duly authorized officers or agents of the Corporation.

5.4          Each certificate representing shares of Corporation Securities issued prior to the Restriction Release Date shall contain the legend set forth on Exhibit A hereto, evidencing the restrictions set forth in this Section 5 and Sections 6 and 7.

 Section 6.        Treatment of Excess Securities.

6.1          No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the “Excess Securities”).  Until the Excess Securities are acquired by another Person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any; provided, however, that the Transferor of such Excess Securities shall not be required to disgorge, and shall be permitted to retain for its own account, any proceeds of such Transfer, and shall have no further rights, responsibilities, obligations or liabilities with respect to such Excess Securities, if such Transfer was a Prohibited Transfer pursuant to Section 5.2(z).  Once the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities.  For this purpose, any transfer of Excess Securities not in accordance with the provisions of this Section 6 shall also be a Prohibited Transfer.

Exhibit B-1 - 16

6.2          If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (“Prohibited Distributions”), to an agent designated by the Board of Directors (the “Agent”).  The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm’s-length transactions (over the New York Stock Exchange or other national securities exchange on which the Corporation Securities may be traded, if possible, or otherwise privately); provided, however, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities.  If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 6.3 if the Agent rather than the Purported Transferee had resold the Excess Securities.

6.3          The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee had previously resold the Excess Securities, any amounts received by it from a Purported Transferee as follows:  (x) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (y) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value, (1) calculated on the basis of the closing market price for the Corporation Securities on the day before the Prohibited Transfer, (2) if the Corporation Securities are not listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, calculated based upon the difference between the highest bid and lowest asked prices, as such prices are reported by the National Association of Securities Dealers through its NASDAQ system or any successor system on the day before the Prohibited Transfer or, if none, on the last preceding day for which such quotations exist, or (3) if the Corporation Securities are neither listed nor admitted to trading on any stock exchange nor traded in the over-the-counter market, then as determined in good faith by the Board of Directors, of the Excess Securities at the time of the Prohibited Transfer to the Purported Transferee by gift, inheritance, or similar Transfer), which amount (or fair market value) shall be determined at the discretion of the Board of Directors; and (z) third, any remaining amounts, subject to the limitations imposed by the following proviso, shall be paid to one or more organizations qualifying under Section 501(c)(3) of the Code (or any comparable successor provision) (“Section 501(c)(3)”) selected by the Board of Directors; provided, however, that if the Excess Securities (including any Excess Securities arising from a previous Prohibited Transfer not sold by the Agent in a prior sale or sales), represent a 5% or greater Percentage Stock Ownership in any class of Corporation Securities, then any such remaining amounts to the extent attributable to the disposition of the portion of such Excess Securities exceeding a 4.99% Percentage Stock Ownership interest in such class shall be paid to two or more organizations qualifying under Section 501(c)(3) selected by the Board of Directors.  The recourse of any Purported Transferee in respect of any Prohibited Transfer shall be limited to the amount payable to the Purported Transferee pursuant to clause (y) of the preceding sentence.  In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 6 inure to the benefit of the Corporation.

Exhibit B-1 - 17

6.4          If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty days from the date on which the Corporation makes a written demand pursuant to Section 6.2, then the Corporation shall use its best efforts to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender.

6.5          The Corporation shall make the written demand described in Section 6.2 within thirty days of the date on which the Board of Directors determines that the attempted Transfer would result in Excess Securities; provided, however, that if the Corporation makes such demand at a later date, the provisions of Sections 5 and 6 shall apply nonetheless.

Section 7.          Board Authority.

The Board of Directors shall have the power to determine all matters necessary for assessing compliance with Sections 5 and 6, including, without limitation, (A) the identification of Five-Percent Shareholders, (B) whether a Transfer is a 5% Transaction or a Prohibited Transfer, (C) the Percentage Stock Ownership in the Corporation of any Five-Percent Shareholder, (D) whether an instrument constitutes a Corporation Security, (E) the amount (or fair market value) due to a Purported Transferee pursuant to clause (y) of Section 6.3, and (F) any other matters which the Board of Directors determines to be relevant; and the good faith determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of Sections 5 and 6.

ARTICLE FIFTH.

 Unless otherwise indicated, any reference in this Article Fifth to “Section,” “subsection,” “paragraph,” “subparagraph,” or “clause” shall refer to a Section, subsection, paragraph, subparagraph or clause in this Article Fifth.

 Section 1.         Definitions.  As used in this Restated Certificate, the following terms shall have the following meanings:

1.1          “Chief Executive Officer” means the Chief Executive Officer of the Corporation.

1.2          “Director” means a director of the Corporation.

1.3          “Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor act thereto.

Exhibit B-1 - 18

1.4          “GCL” means the General Corporation Law of the State of Delaware, as amended from time to time.

1.5          “Person” means any individual, corporation, limited liability company, association, partnership, joint venture, trust or unincorporated organization, or a governmental entity or any department, agency or political subdivision thereof.

1.6          “Restated Bylaws” means the Amended and Restated Bylaws of the Corporation, as amended from time to time.

1.7          “Stockholders” means the stockholders of the Corporation.

 Section 2.         Directors.

2.1          General Powers. Except as otherwise provided in this Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and regulations, not inconsistent with this Restated Certificate, the Restated Bylaws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation. In addition to the powers conferred expressly by this Restated Certificate and the Restated Bylaws, the Board of Directors may exercise all powers and perform all acts that are not required, by this Restated Certificate, the Restated Bylaws or applicable law, to be exercised or performed by the Stockholders.

2.2          Number.  Except as otherwise provided for or fixed by or pursuant to the provisions of Article Fourth hereof relating to the rights of the holders of any class or series of stock to elect Directors and take certain actions with respect to such elected Directors, the number of Directors shall be fixed from time to time exclusively pursuant to a resolution of the Board of Directors (but shall not be fewer than five).

2.3          Term of Office.  Except as otherwise provided in this Restated Certificate, each Director shall hold office until the next annual meeting of Stockholders and until his or her successor is elected and qualified, subject to such Director’s earlier death, resignation or removal.

2.4          Resignation of Directors.  Any Director may resign at any time upon written notice to the Corporation.

2.5          Voting by Directors.  Subject to any greater or additional vote of the Board or of any class of Directors required by law, by this Restated Certificate or the Restated Bylaws, an act of the Board shall require the affirmative vote of at least a majority of the votes entitled to be cast by the Directors present at a meeting of the Board at which a quorum is present. Each Director shall have one vote.

Section 3.          Special Voting Provisions.

3.1          Election of Directors.  Notwithstanding any other provision of this Restated Certificate, and except as otherwise required by law, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more Directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of this Restated Certificate or the resolution or resolutions of the Board of Directors establishing such series of Preferred Stock. During any period when the holders of any series of Preferred Stock (other than the Class Pilot MEC Preferred Stock and the Class IAM Preferred Stock) have the right to elect additional Directors as provided for or fixed by or pursuant to the provisions of Article Fourth hereof, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors of the Corporation shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed by or pursuant to said provisions, and (ii) each such additional Director shall serve until such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing a series of Preferred Stock, whenever the holders of any series of Preferred Stock having a right to elect additional Directors are divested of such right pursuant to the provisions of such series of Preferred Stock, the terms of office of all such additional Directors elected by the holders of such series of Preferred Stock, or selected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate and the total authorized number of Directors of the Corporation shall be reduced accordingly.

Exhibit B-1 - 19

3.2          Amendment to the Restated Bylaws.  The Board of Directors is expressly authorized to make, alter, amend or repeal the Restated Bylaws, and to adopt new bylaws; provided, however, that (i) prior to the Chairman Succession Date (as defined in the Restated Bylaws), the Board of Directors shall not be permitted to alter, amend or repeal Section 5.5(c), Section 5.14, the last sentence of Section 5.6 or the proviso to Section 8.1 and (ii) no bylaws hereafter adopted shall invalidate any prior act of the Board of Directors that would have been valid if such bylaws had not been adopted.

ARTICLE SIXTH.

(a)      A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper personal benefit.

(b)      Each person who was or is made a party or is threatened to be made a party or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director, officer or employee shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person in connection therewith. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (c) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors. Notwithstanding anything to the contrary herein, the Corporation shall not be obligated to indemnify a director or officer for costs and expenses relating to proceedings (or any part thereof) instituted against the Corporation by such director or officer (other than proceedings pursuant to which such director or officer is seeking to enforce such director’s or officer’s indemnification rights hereunder). The right to indemnification conferred in this Article Sixth with respect to directors and officers shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the GCL requires, the payment of such expense incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article Sixth or otherwise.  The Corporation may provide indemnification to employees (other than officers) and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers to the extent (i) permitted by the laws of the State of Delaware as from time to time in effect, and (ii) authorized in the sole discretion any of the Chief Executive Officer, the President, the Chief Financial Officer or the General Counsel of the Corporation; provided, however, that any such indemnification shall not constitute a contract right for any such employee or agent.

Exhibit B-1 - 20

(c)       If a claim under paragraph (b) of this Article Sixth is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the GCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Exhibit B-1 - 21

(d)      The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article Sixth shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Restated Certificate, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

(e)      The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

ARTICLE SEVENTH.

Except as expressly provided in this Restated Certificate, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate, in the manner now or hereafter prescribed by the laws of Delaware and this Restated Certificate, and all rights and powers conferred herein upon stockholders and directors are granted subject to this reservation.

Exhibit B-1 - 22

Exhibit A to
EXHIBIT B-1

Form of Stock Legend

The transfer of the shares of [•] Common Stock represented by this Certificate is subject to restrictions pursuant to Article Fourth, Part V, Sections 5, 6 and 7 of the Restated Certificate of Incorporation of [•]. [•] will furnish a copy of its Restated Certificate of Incorporation to the holder of record of this Certificate without charge upon written request addressed to [•] at its principal place of business.

Exhibit B-1 - 23

EXHIBIT B-2

Restated Bylaws of United

AMENDED AND RESTATED BYLAWS
OF UNITED CONTINENTAL HOLDINGS, INC.

ARTICLE 1

DEFINITIONS

As used in these Restated Bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

1.1           “Assistant Secretary” means an Assistant Secretary of the Corporation.

1.2           “Assistant Treasurer” means an Assistant Treasurer of the Corporation.

1.3           “Board” means the Board of Directors of the Corporation.

1.4           “Chairman” means the Chairman of the Board of Directors.

1.5           “Change in Ownership” means any sale, disposition, transfer or issuance or series of sales, dispositions, transfers and/or issuances of shares of the capital stock by the Corporation or any holders thereof which results in any person or group of persons (as the term “group” is used under the Securities Exchange Act of 1934, as amended), other than the holders of Common Stock, owning capital stock of the Corporation possessing the voting power (under ordinary circumstances and without regard to cumulative voting rights) to elect a majority of the Board.

1.6           “Chief Executive Officer” means the Chief Executive Officer of the Corporation.

1.7           “Common Stock” means the Common Stock, par value $0.01 per share, of the Corporation.

1.8           “Corporation” means United Continental Holdings, Inc.

1.9           “DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time.

1.10         “Director” means a member of the Board.

1.11         “Effective Time” means the date and time of the filing with the Secretary of State of the State of Delaware of the Certificate of Merger (as defined in the Merger Agreement) consummating the Merger (or such later time as may be agreed by the parties to the Merger Agreement and specified in the Certificate of Merger).

Exhibit B-2 - 1

1.12         “Entire Board” means all Directors who would be in office if there were no vacancies.

1.13         “Entire Committee” means, with respect to any committee, all members of such committee who would serve on such committee if there were no vacancies.

1.14         “Fundamental Change” means the occurrence of any of the following:  (a) any sale, transfer or disposition of more than 50% of the property or assets of the Corporation and its subsidiaries on a consolidated basis (measured either by book value in accordance with generally accepted accounting principles consistently applied or by fair market value determined in the reasonable good faith judgment of the Board) in any transaction or series of transactions (other than sales in the ordinary course of business) and (b) any merger or consolidation to which the Corporation is a party, except for (x) a merger which is effected solely to change the state of incorporation of the Corporation or (y) a merger in which the Corporation is the surviving person and, after giving effect to such merger, the holders of the capital stock of the Corporation as of the date immediately prior to the merger or consolidation shall continue to own the outstanding capital stock of the Corporation possessing the voting power (under ordinary circumstances) to elect a majority of the Board.

1.15         “General Counsel” means the General Counsel of the Corporation.

1.16         “Merger” means the merger of JT Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Corporation, with and into Continental Airlines, Inc., a Delaware corporation, pursuant to the Merger Agreement.

1.17         “Merger Agreement” means that certain Agreement and Plan of Merger dated as of May 2, 2010, by and among the Corporation, Continental Airlines, Inc. and JT Merger Sub Inc., as amended from time to time.

1.18         “Preferred Stock” means the Preferred Stock, without par value, of the Corporation.

1.19         “President” means the President of the Corporation.

1.20         “Restated Certificate” means the Restated Certificate of Incorporation of the Corporation, as amended from time to time.

1.21         “Restated Bylaws” means the Amended and Restated Bylaws of the Corporation, as amended from time to time.

1.22         “Secretary” means the Secretary of the Corporation.

1.23         “Stockholders” means the stockholders of the Corporation.

1.24         “Treasurer” means the Treasurer of the Corporation.

Exhibit B-2 - 2

1.25         “Union Directors” means those directors of the Corporation elected by the holders of Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock pursuant to Article Fourth, Parts II and III of the Restated Certificate.

1.26         “Vice President” means a Vice President of the Corporation.

ARTICLE 2

Stockholders’ Meetings

 2.1          Annual Meeting.  A meeting of Stockholders shall be held annually for the election of Directors and the transaction of other business at an hour and date as shall be determined by the Board and designated in the notice of meeting.

 2.2          Special Meetings.  Subject to the Restated Certificate, a special meeting of the Stockholders may be called only by (a) both the Chief Executive Officer and the Chairman or (b) the Board, and at an hour and date as shall be determined by them.  At any special meeting of Stockholders, no business other than that set forth in the notice thereof given pursuant to Section 2.4 may be transacted.

 2.3          Place of Meetings.  All meetings of Stockholders shall be held at such places, within or without the State of Delaware, as may from time to time be fixed by the Board or as specified or fixed in the respective notices.  The Board may, in its sole discretion, determine that a meeting of the Stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL (or any successor provision thereto).  Any previously-scheduled meeting of the Stockholders may be postponed by action of the Board taken prior to the time previously scheduled for such annual meeting of Stockholders.

 2.4          Notices of Stockholders’ Meetings.  Except as otherwise provided in Section 2.5 or otherwise required by the Restated Certificate or applicable law, written notice of each meeting of Stockholders, whether annual or special, shall be given to each Stockholder required or permitted to take any action at, or entitled to notice of, such meeting not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, by delivering such notice to him or her, personally, by mail or by electronic transmission in the manner provided by law.  If mailed, such notice shall be deemed to be given when deposited in the United States mail, with postage prepaid, directed to the Stockholder at his or her address as it appears on the stock ledger of the Corporation.  Every notice of a meeting of Stockholders shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called.

 2.5          Waivers of Notice.  Notwithstanding any other provision in these Restated Bylaws, notice of any meeting of Stockholders shall not be required as to any Stockholder who shall attend such meeting in person or be represented by proxy, except when such Stockholder attends such meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business at such meeting because the meeting is not lawfully called or convened.  If any Stockholder shall, in person or represented by proxy, waive notice of any meeting, whether before or after such meeting, notice thereof shall not be required as to such Stockholder.

Exhibit B-2 - 3

 2.6          Quorum Requirements and Required Vote at Stockholder Meetings.

 (a)          Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, at all meetings of Stockholders the presence, in person or represented by proxy, of the holders of outstanding shares representing at least a majority of the total voting power entitled to vote at a meeting of Stockholders shall constitute a quorum for the transaction of business; provided, however, that where a separate vote of a class or classes or series of stock is required, the presence in person or represented by proxy of the holders of outstanding shares representing at least a majority of the total voting power of all outstanding shares of such class or classes or series shall constitute a quorum thereof entitled to take action with respect to such separate vote.

 (b)          Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, each holder of stock of the Corporation entitled to vote on any matter at any meeting of the Stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the Stockholders entitled to vote at the meeting.  Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, including, without limitation, Section 3.3 hereof, the affirmative vote of a majority in voting power of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting of Stockholders at which a quorum is present shall be the act of the Stockholders.  Except as required by applicable law, the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

 (c)          The holders of a majority in voting power of the shares entitled to vote and present in person or represented by proxy at any meeting of Stockholders, whether or not a quorum is present, may adjourn such meeting to another time and place.  At any such adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the meeting as originally called.  Unless otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, no notice of an adjourned meeting need be given.

 2.7          Proxies.  Each Stockholder entitled to vote at a meeting of Stockholders may authorize another person or persons to act for him or her by proxy executed in writing by the Stockholder or as otherwise permitted by law, or by his or her duly authorized attorney-in-fact, but such proxy shall no longer be valid eleven months after the date of such proxy.  Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

 2.8          Inspectors.  The Board by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof.  One or more persons may be designated as alternate inspectors to replace any inspector who fails to act.  If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at the meeting of Stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting.  Each inspector, before discharging his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability.  The inspectors shall have the duties prescribed by the DGCL.  The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting.

Exhibit B-2 - 4

 2.9          Conduct of Stockholders’ Meetings.  The Chief Executive Officer or the Chairman of the Board, as designated by the Board, or, in their absence or the absence of any such designation, the appointee of the presiding officer of the meeting, shall preside at all meetings of Stockholders and may establish such rules of procedure for conducting the meetings as he or she deems fair and reasonable. The Secretary, or in his or her absence an Assistant Secretary, or if none be present, the appointee of the presiding officer of the meeting, shall act as secretary of the meeting.

 2.10         Notice of Stockholder Business and Nominations.

 (a)           Annual Meetings of Stockholders.

(1)            Nominations of persons for election to the Board and the proposal of other business to be considered by the Stockholders may be made at an annual meeting of Stockholders only (A) if brought before the meeting by the Corporation and specified in the Corporation’s notice of meeting delivered pursuant to Section 2.4, (B) if brought before the meeting by or at the direction of the Board or (C) if brought before the meeting by a Stockholder who (i) was a Stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf any nomination or proposal is made, only if such beneficial owner was the beneficial owner of shares of capital stock of the Corporation) both at the time of giving of notice provided for in this Section 2.10, and at the time of the meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with this Section 2.10 as to such nominations or other business.  Except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”), and included in the notice of meeting given by or at the direction of the Board, the foregoing clause (C) shall be the exclusive means for a Stockholder to propose business to be considered or to propose any nominations of persons for election to the Board at an annual meeting of the Stockholders.

(2)           Without qualification, for any nominations of persons for election to the Board or other business to be properly brought before an annual meeting by a Stockholder, in each case, pursuant to clause (C) of paragraph (a)(1) of this Section 2.10, the Stockholder must (x) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation and (y) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.10.  To be timely, a Stockholder’s notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not more than 120 days and not less than 90 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, notice by the Stockholder to be timely must be so delivered, or mailed and received, not later than the close of business on the tenth day following the day on which public announcement of the date of such annual meeting is first made by the Corporation.  In no event shall any adjournment of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Stockholder’s notice.  For purposes of this Section 2.10, the term “Proposing Person” means (i) the Stockholder providing the notice of a proposed nomination or other business proposed to be brought before a meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the proposed nomination or other business proposed to be brought before a meeting is made, and (iii) any affiliate or associate (for purposes of these Bylaws, each within the meaning of Rule 12b-2 under the Exchange Act) of such Stockholder or beneficial owner.

Exhibit B-2 - 5

(3)           To be in proper form, a Stockholder’s notice (whether given pursuant to paragraph (a)(2) or paragraph (b) of this Section 2.10) shall set forth:

(A)	As to each Proposing Person:

(i)	the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s stock ledger); and

(ii)
the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the capital stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (i) and (ii) are referred to as “Stockholder Information”);

(B)	As to each Proposing Person:

(i)
any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the capital stock of the Corporation, including due to the fact that the value of such derivative, swap or other transaction is determined by reference to the price, value or volatility of any shares of any class or series of the capital stock of the Corporation, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the capital stock of the Corporation (“Synthetic Equity Interests”), which such Synthetic Equity Interests shall be disclosed without regard to whether (x) such derivative, swap or other transactions convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transaction;

Exhibit B-2 - 6

(ii)
any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the capital stock of the Corporation;

(iii)
any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the capital stock of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the capital stock of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the capital stock of the Corporation (“Short Interests”);

(iv)
any rights to dividends on the shares of any class or series of the capital stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation;

(v)
any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of the capital stock of the Corporation, or any Synthetic Equity Interests or Short Interests, if any; and

Exhibit B-2 - 7

(vi)
any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the nomination for election of Directors or the other business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (i) through (vi) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder of record directed to prepare and submit the information required by this Section 2.10 on behalf of a beneficial owner.

(C)	As to each person, if any, whom a Proposing Person proposes to nominate for election or reelection as a Director:

(i)	all information with respect to such proposed nominee that would be required to be set forth in a Stockholder’s notice pursuant to this Section 2.10 if such proposed nominee were a Proposing Person;

(ii)
all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); and

(iii)
a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Proposing Person, on the one hand, and each proposed nominee and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Proposing Person were the “registrant” for purposes of such rule and the proposed nominee were a Director or executive officer of such registrant; and

Exhibit B-2 - 8

(D)	As to any business other than nominations for election of Directors that a Proposing Person proposes to bring before an annual meeting:

(i)
a reasonably brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of any Proposing Person;

(ii)	the text of the proposal or business (including the text of any resolutions proposed for consideration); and

(iii)
a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons and (y) between or among any Proposing Person and any other record or beneficial owner of capital stock of the Corporation (including their names) in connection with the proposal of such business by such Stockholder.

(4)           A Stockholder providing notice of a proposed nomination for election to the Board or other business proposed to be brought before a meeting (whether given pursuant to paragraph (a)(2) or paragraph (b) of this Section 2.10) shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment of postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).  The Corporation may also require any proposed nominee for election to the Board to furnish such other information (i) as may be reasonably required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent Director of the Corporation in accordance with the Corporation’s corporate governance guidelines as then in effect or (ii) that could be material to a reasonable Stockholder’s understanding of the independence, or lack thereof, of such proposed nominee.

Exhibit B-2 - 9

(5)           Notwithstanding anything in paragraph (a)(2) of this Section 2.10 to the contrary, in the event that the number of Directors to be elected to the Board at the annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for Director or specifying the size of the increased Board made by the Corporation at least ten days before the last day a Stockholder could otherwise deliver a notice of nomination in accordance with such paragraph (a)(2) of this Section 2.10, a Stockholder’s notice required by this Section 2.10 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(b)           Special Meeting of Stockholders.

Only such business shall be conducted at a special meeting of Stockholders as shall have been properly brought before the meeting in accordance with Section 2.2.  Nominations of persons for election to the Board may be made at a special meeting of Stockholders at which Directors are properly to be elected only (1) by or at the direction of the Board or (2) by any Stockholder who (A) was a Stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf any nomination is made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time of giving of notice provided for in this Section 2.10 and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complied with this paragraph (b) and paragraph (a)(3) of this Section 2.10 as to such nominations.  Without qualification, in order for a Stockholder to present any nominations of persons for election to the Board at such a special meeting, pursuant to clause (2) of this paragraph (b), the Stockholder must (x) have given timely notice thereof in writing and in proper form to the Secretary of the Corporation (which notice shall include disclosure of the information that is required by the applicable provisions of paragraph (a)(3) of this Section 2.10) and (y) provide any updates or supplements to such notice at the times and in the forms required by paragraph (a)(4) of this Section 2.10.  To be timely, a Stockholder’s notice shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth day prior to the date of such special meeting and not later than the close of business on the later of (x) the ninetieth day prior to the date of such special meeting and (y) the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board to be elected at such special meeting.  In no event shall any adjournment of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Stockholder’s notice as described above.

(c)           General.

(1)           Subject to the rights, if any, of the holders of any series of Preferred Stock to elect additional Directors as may be provided in a designation of rights relating to such series of Preferred Stock, including the holders of the Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock pursuant to Article Fourth, Parts II and III of the Restated Certificate, only persons who are nominated in accordance with this Section 2.10 shall be eligible to serve as Directors and only such business as shall have been brought before the meeting in accordance with this Section 2.10 shall be conducted at a meeting of Stockholders.  Nominations for Union Directors shall be made only by the holders of the Class Pilot MEC Junior Preferred Stock and the Class IAM Junior Preferred Stock, and then only in accordance with the procedures and qualification requirements of the Restated Certificate and any stockholder agreements applicable to such nomination process.  Except as otherwise provided by law, the Restated Certificate or these Restated Bylaws, the chairman of the meeting shall have the power and duty to determine whether such nomination or business was made in compliance with this Section 2.10 and, if such proposed nomination or business is deemed not to have been properly made, to declare that such nomination or proposal has not been properly brought before the meeting and shall be disregarded and declared to be out of order.

Exhibit B-2 - 10

(2)           For purposes of this Section 2.10, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3)           Notwithstanding the foregoing provisions of this Section 2.10, a Stockholder shall also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in this Section 2.10.  This Section 2.10 is expressly intended to apply to any business proposed to be brought before a meeting of Stockholders other than any proposal made pursuant to Rule 14a-8 under the Exchange Act.  Nothing in this Section 2.10 shall be deemed to affect any rights of Stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

 2.11        List of Stockholders.  It shall be the duty of the Secretary or other officer who has charge of the stock ledger to prepare and make, at least ten (10) days before each annual or special meeting of the Stockholders, a complete list of the Stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each Stockholder and the number of shares registered in such Stockholder’s name.  Such list shall be produced and kept available at the times and places required by law. The stock ledger shall be the only evidence as to which Stockholders are the Stockholders entitled to examine the stock ledger or the list required by this Section 2.11, or to vote in person or by proxy at such meeting of the Stockholders.

 2.12        Remote Communication.  For the purposes of these Restated Bylaws, if authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, Stockholders and proxyholders may, by means of remote communication:

 (a)           participate in a meeting of Stockholders; and

 (b)          be deemed present in person and vote at a meeting of Stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a Stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such Stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any Stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Exhibit B-2 - 11

ARTICLE 3

Board Of Directors

 3.1           Number and Term of Office.  The number and term of office of Directors on the Board shall be determined as provided in the Restated Certificate.

 3.2          Powers.  The Board may, except as otherwise provided in the Restated Certificate or the DGCL, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

 3.3          Election.  Except as otherwise required by applicable law or the Restated Certificate, and notwithstanding Section 2.6(b) hereof, Directors shall be elected by a plurality of the votes cast at a meeting of Stockholders by the holders of shares entitled to vote on their election.

3.4           Place of Meetings.  Meetings of the Board may be held either within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof.  It is intended that a majority of the in-person Board meetings in each calendar year shall be held in the Greater Chicago Metropolitan Area.

3.5           Organization Meeting.  The Board shall meet as soon as practicable after each annual meeting of Stockholders at the place of such annual meeting for the purpose of organization and the transaction of other business.  No notice of such meeting of the Board shall be required.  Such organization meeting may be held at any other time or place specified in a notice given as hereinafter provided for special meetings of the Board, or in a consent and waiver of notice thereof, signed by all of the Directors.

3.6           Stated Meetings.  The Board shall from time to time, by resolution adopted by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, appoint the time and place for holding stated meetings of the Board; and such meetings shall thereupon be held at the time and place so appointed, without the giving of any special notice with regard thereto.  Any and all business may be transacted at any stated meeting.

3.7           Special Meetings.  Special meetings of the Board shall be held whenever called by the Secretary of the Board, at the direction of any three Directors, or by the Chairman, or, in the event that the office of the Chairman is vacant, by the Chief Executive Officer, or in the event that the office of the Chairman and Chief Executive Officer are vacant, by the President.  Notice of a special meeting shall set forth a description of such meeting and be sent to the Directors as provided in Section 3.8.

Exhibit B-2 - 12

3.8           Notices of Board Meetings.  Notice of any meeting shall be sent to each Director at his or her residence or usual place of business either (a) by reputable overnight delivery service in circumstances to which such service guarantees next day delivery, not later than on the day that is the second business day immediately preceding the day of such meeting, or (b) by facsimile, telex, telegram or electronic mail, not later than twenty-four (24) hours before the time of such meeting.  If sent by overnight delivery service, such notice shall be deemed to be given when delivered to such service; if sent by facsimile, telex, telegram or electronic mail, such notice shall be deemed to be given when transmitted.  Notice of any meeting of the Board need not however be given to any Director, if waived by him or her in writing or if, subject to applicable law, he or she shall be present at the meeting.  Any meeting of the Board shall be a legal meeting without any notice thereof having been given if all of the Directors shall be present thereat, except when a Director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

3.9           Quorum and Manner of Acting.  Except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, the presence at any organization, stated or special meeting of Directors having at least a majority of the votes entitled to be cast by the Entire Board shall constitute a quorum for the transaction of business; and, except as otherwise required by applicable law, the Restated Certificate or these Restated Bylaws, the affirmative vote of a majority of the votes entitled to be cast by the Directors present at any meeting at which a quorum is present shall be the act of the Board.  In the absence of a quorum, the affirmative vote of a majority of the votes entitled to be cast by the Directors present may adjourn any meeting, from time to time, until a quorum is present.

3.10         Telephone Meetings.  Directors or members of any committee of the Board may participate in a meeting of the Board or of such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 3.10 shall constitute presence in person at such meeting.

3.11         Chairman of the Board Pro Tempore.  In the absence of both the Chairman and the Chief Executive Officer at any meeting of the Board, the Board may appoint from among its members a Chairman of the Board pro tempore, who shall preside at such meeting, except where otherwise provided by law.

3.12         Resignation.  Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation.  Any such resignation shall take effect at the time received by the Corporation, unless the resignation specifies a later effective date or an effective date determined upon the happening of one or more events.

3.13         Removal of Directors.  Any Director or the entire Board may be removed with or without cause as provided under the DGCL.

3.14         Vacancies and Newly Created Directorships.  Except as otherwise provided in the Restated Certificate, vacancies and newly created directorships resulting from any increase in the authorized number of Directors may be filled by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director, and the Directors so chosen shall hold office until the next election of Directors and until their successors are duly elected and qualified or until earlier resignation or removal.  If there are no Directors in office, then an election of Directors may be held in the manner provided by statute.

Exhibit B-2 - 13

3.15         Directors’ Fees.  The Board shall have authority to determine, from time to time, the amount of compensation that shall be paid to its members for attendance at meetings of the Board or of any committee of the Board, which compensation may be payable currently or deferred.

3.16         Action Without Meeting.  Any action required or permitted to be taken at any meeting of the Board or any committee of the Board may be taken without a meeting if all of the members of the Board or of any such committee, as the case may be, consent thereto in writing, by electronic transmission or transmissions, or as otherwise permitted by law and, if required by law, the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or of such committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE 4

Board Committees

4.1           Designation.

 (a)          Except as otherwise provided in the Restated Certificate, the Board may, by resolution adopted by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, designate one or more committees of the Board, each such committee to consist of one or more Directors, and at the Effective Time there shall be the following six committees: an Audit Committee, an Executive Committee, a Finance Committee, a Compensation Committee, a Nominating/Governance Committee and a Public Responsibility Committee.  Except as otherwise provided in the Restated Certificate, unless sooner discharged by the affirmative vote of a majority of the votes entitled to be cast by the Entire Board, members of each committee of the Board shall hold office until the organization meeting of the Board in the next subsequent year and until their respective successors are appointed.

 (b)           So far as practicable, members of each committee of the Board shall be appointed annually at the organization meeting of the Board.  The Board may designate one or more Directors as alternate members of any committee of the Board, who may replace any absent or disqualified member at any meeting of such committee.  The Nominating/Governance Committee of the Board shall have the power to recommend to the Board a chairman of each committee of the Board by the affirmative vote of a majority of the votes entitled to be cast by all of the members of the Nominating/Governance Committee.  The Board shall have the power to appoint one of its members to act as chairman of each committee of the Board.

 (c)           Notwithstanding the foregoing, except as required by law or otherwise provided in these Restated Bylaws, no committee of the Board will have the authority to (i) issue dividends, distributions or securities, except for issuances of cash or securities pursuant to employee benefit plans; (ii) to approve a Fundamental Change or Change in Ownership, except as may be required in the exercise of fiduciary duties; (iii) to take any action that would require the approval of the Stockholders pursuant to the DGCL; (iv) elect any officer designated as such in Section 5.1 or to fill any vacancy in any such office; (v) designate the Chief Executive Officer or the Chairman of the Board; (vi) fill any vacancy in the Board or any newly created Directorship; (vii) amend these Restated Bylaws; (viii) take any action that under these Restated Bylaws is required to be taken by vote of a specified proportion of the Entire Board or of the Directors at the time in office; or (ix) take any action, the power or authority for which is reserved for the Entire Board pursuant to Section 141(c)(2) of the DGCL, except as otherwise set forth in such Section 141(c)(2).

Exhibit B-2 - 14

4.2           Meetings.

(a)           Stated meetings of any committee of the Board shall be held at such times and at such places as shall be fixed, from time to time, by resolution adopted by the Board or by the affirmative vote of a majority of the votes entitled to be cast by the members of such committee of the Board and upon notification pursuant to Section 4.3 to all the members of such committee.  Any and all business may be transacted at any stated meeting of any committee of the Board.

(b)           Special meetings of any committee of the Board may be called at any time by the chairman of such committee or by any two members of such committee.  Notice of a special meeting of any committee of the Board shall set forth a description of the business to be transacted at such meeting and be sent to the members of such committee of the Board as provided in Section 4.3.

4.3           Notice of Board Committee Meetings.  Notice of any meeting of any committee of the Board shall be sent to each member of such committee at his or her residence or usual place of business either (a) by reputable overnight delivery service in circumstances to which such service guarantees next day delivery, not later than on the day that is the second business day immediately preceding the day of such meeting, or (b) by facsimile, telex, telegram or electronic mail, not later than twenty-four (24) hours before the time of such meeting.  If sent by overnight delivery service, such notice shall be deemed to be given when delivered to such service; if sent by facsimile, telex, telegram or electronic mail, such notice shall be deemed to be given when transmitted.  Notice of any meeting of a committee of the Board need not however be given to any member of such committee, if waived by him or her in writing or if, subject to applicable law, he or she shall be present at the meeting.  Any meeting of a committee of the Board shall be a legal meeting without any notice thereof having been given if all of the members shall be present thereat except when a Director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

4.4           Place of Meetings.  Meetings of any committee of the Board may be held either within or without the State of Delaware.

Exhibit B-2 - 15

4.5           Quorum and Voting Requirements of Board Committees.

(a)           The presence of Directors entitled to cast at least a majority of the aggregate number of votes entitled to be cast by all Directors on a committee of the Board shall constitute a quorum for the transaction of business, and any act of a committee of the Board shall require the affirmative vote of at least a majority of the votes entitled to be cast by the Directors present at a meeting of such committee at which a quorum is present.

(b)           The members of any committee of the Board shall act only as a committee of the Board, and the individual members of the Board shall have no power as such.

4.6           Records.  Each committee of the Board shall keep a record of its acts and proceedings and shall report the same, from time to time, to the Board.  The Secretary, or, in his or her absence, an Assistant Secretary, shall act as secretary to each committee of the Board, or a committee of the Board may, in its discretion, appoint its own secretary.

4.7           Vacancies.  Except as otherwise provided in the Restated Certificate, any vacancy in any committee of the Board shall be filled by a majority of the Directors then in office.

4.8           Committee Procedure.  The Board by resolution or resolutions shall establish the rules of procedure to be followed by each committee, which shall include a requirement that such committee keep regular minutes of its proceedings and deliver to the Secretary the same.

4.9           Executive Committee.

(a)           In addition to any requirements set forth in the Restated Certificate or these Restated Bylaws, an Executive Committee shall be appointed, to consist of the Chairman, the Chief Executive Officer and three or more other Directors; provided, however, that at least a majority of the Executive Committee shall consist of Directors who are neither officers nor employees of the Corporation or of any of its affiliated corporations.

(b)           Subject to the provisions of the DGCL and these Restated Bylaws, the Executive Committee shall have and may exercise all the powers of the Board in the management of the business and affairs of the Corporation, including, without limitation, the power to authorize the seal of the Corporation to be affixed to all papers that may require it, but excluding any powers granted by the Board to any other committee of the Board.

(c)           Subject to any provision in the Restated Certificate or the DGCL, any action herein authorized to be taken by the Executive Committee and which is duly taken by it in accordance herewith shall have the same effect as if such action were taken by the Board.

ARTICLE 5

Officers, Employees and Agents:
Powers And Duties

5.1           Officers. The officers of the Corporation, who shall be elected by the Board, may be a Chairman of the Board (who shall be a Director), a Treasurer and one or more Assistant Treasurers, and shall be a Chief Executive Officer, a President, one or more Vice Presidents (who may be further classified by such descriptions as “executive,” “senior,” “assistant,” “staff” or otherwise, as the Board shall determine), a General Counsel, a Secretary and one or more Assistant Secretaries.  The Board may also elect, and may delegate power to appoint, such other officers and select such other employees or agents as, from time to time, may appear to be necessary or advisable in the conduct of the affairs of the Corporation.  Any officer may also be elected to another office or offices.

Exhibit B-2 - 16

5.2           Term of Office.  Subject to the provisions of the Restated Certificate or these Restated Bylaws, so far as practicable, each officer shall be elected at the organization meeting of the Board in each year, and shall hold office until the organization meeting of the Board in the next subsequent year and until his or her successor is chosen or until his or her earlier death, resignation or removal in the manner hereinafter provided.

5.3           Resignation and Removal of Officers.  Any officer may resign at any time upon written notice to the Corporation.  Subject to the provisions of Section 5.14, any officer may be removed at any time, either for or without cause, by the affirmative vote of at least a majority of the votes entitled to be cast by the Entire Board, at any meeting called for that purpose.  The Board may delegate such power of removal as to officers, agents and employees not appointed by the Board.  Such removal shall be without prejudice to a person’s contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

5.4           Vacancies.  If any vacancy occurs in any office, the Board may elect a successor to fill such vacancy for the remainder of the term.

5.5           Chairman of the Board.

(a)           The Board may elect a Director as Chairman of the Board.

(b)           The Chairman shall preside at all meetings of the Board at which he or she may be present.  The Chairman shall have such other powers and duties as he or she may be called upon by the Board to perform.

(c)           Notwithstanding the foregoing, Glenn F. Tilton shall serve as the Chairman of the Board until the earlier of (i) December 31, 2012, or the date that is two years after the Effective Time, whichever is later, and (ii) that date on which Mr. Tilton resigns, is removed pursuant to these Restated Bylaws or dies (the earlier of (i) and (ii), the “Chairman Succession Date”), at which time the Board shall take all actions necessary to cause Jeffery A. Smisek to become, and Mr. Smisek shall become, the Chairman of the Board, unless (x) the Nominating/Governance Committee, acting by a vote of a majority of the Entire Committee, recommends to the Board that such actions not be taken by the Board and (y) the Board, acting by a vote of a majority of the Entire Board, accepts such recommendation.

5.6           Chief Executive Officer.  The Chief Executive Officer shall have general and active control of the business and affairs of the Corporation and, in the absence of the Chairman (or if there be none), he or she shall preside at all meetings of the Board.  He or she shall have general power (a) to execute bonds, deeds and contracts in the name of the Corporation, (b) to affix the corporate seal, (c) to sign stock certificates, (d) subject to the provisions of the Restated Certificate, these Restated Bylaws and the approval of the Board, to select all employees and agents of the Corporation whose selection is not otherwise provided for and to fix the compensation thereof, (e) to remove or suspend any employee or agent who shall not have been selected by the Board, (f) to suspend for cause, pending final action by the Board any employee or agent who shall have been selected by the Board and (g) to exercise all the powers usually and customarily performed by the chief executive officer of a corporation.  Notwithstanding the foregoing, Mr. Smisek shall be the Chief Executive Officer of the Corporation as of the Effective Time.

Exhibit B-2 - 17

5.7           President.  The President, if not designated as Chief Executive Officer of the Corporation, shall perform such duties as are delegated by the Board, the Chairman or the Chief Executive Officer.  In the event of an absence, disability or vacancy in the office of the Chief Executive Officer, the President shall act in the place of the Chief Executive Officer with authority to exercise all his or her powers and perform his or her duties.

5.8           Vice Presidents and Other Officers.  The several Vice Presidents and other elected officers, including, without limitation, the General Counsel, shall perform all such duties and services as shall be assigned to or required of them, from time to time, by the Board, or the Chief Executive Officer, respectively.  In the event of the absence or disability of both the Chairman and the Chief Executive Officer, the President may designate one of the several Vice Presidents to act in his or her place with authority to exercise all of his or her powers and perform his or her duties, provided that the Board may change such designation, or if the President fails or is unable to make such designation, the Board may make such designation at a regular or special meeting called for that purpose.

5.9           Secretary.  The Secretary shall attend to the giving of notice of all meetings of Stockholders and the Board and shall keep and attest true records of all proceedings thereat.  He or she shall have charge of the corporate seal and have authority to attest any and all instruments or writings to which the same may be affixed.  He or she shall keep and account for all books, documents, papers and records of the Corporation, except those which are directed to be in charge of the Treasurer, and he or she may delegate responsibility for maintaining the stock ledger to any transfer agent or registrar appointed by the Board.  He or she shall have authority to sign stock certificates and shall generally perform all the duties usually appertaining to the office of secretary of a corporation.  In the absence of the Secretary, an Assistant Secretary or Secretary pro tempore shall perform his or her duties.

5.10         Treasurer.  The Treasurer, if any, shall be responsible for the collection, receipt, care, custody and disbursement of the funds of the Corporation and shall deposit or cause to be deposited all funds of the Corporation in and with such depositories as the Board shall, from time to time, direct.  He or she shall have the care and custody of all securities owned by the Corporation, and shall deposit such securities with such banks or in such safe deposit vaults, and under such controls, as the Board shall, from time to time, direct.  He or she shall disburse funds of the Corporation on the basis of vouchers properly approved for payment by the controller of the Corporation or his or her duly authorized representative.  He or she shall be responsible for the maintenance of detailed records of cash and security transactions and shall prepare such reports thereof as may be required.  He or she shall have the power to sign stock certificates and to endorse for deposit or collection or otherwise all checks, drafts, notes, bills of exchange or other commercial paper payable to the Corporation and to give proper receipts or discharges therefor.  He or she shall have such other duties as are commonly incidental to the office of treasurer of a corporation.  In the absence of the Treasurer, an Assistant Treasurer shall perform his or her duties.

Exhibit B-2 - 18

5.11         Additional Powers and Duties.  In addition to the foregoing especially enumerated duties and powers, the officers of the Corporation shall perform such other duties and exercise such further powers as may be provided in these Restated Bylaws or as the Board may, from time to time, determine or as may be assigned to them by any competent superior officer.

5.12         Compensation.  Except as otherwise provided in the Restated Certificate, the compensation of all officers of the Corporation shall be fixed, from time to time, by the Board or the Compensation Committee, but this power may be delegated to any officer by the Board or the Compensation Committee in accordance with applicable law.

5.13         Prohibition on Loans to Directors and Executive Officers.  The Corporation shall not directly or indirectly extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of the Board or executive officer of the Corporation, as such terms are used in Section 13(k) of the Exchange Act and the rules and regulations promulgated thereunder.

5.14         Required Board Vote for Removal or Diminution of Duties of Chairman or Chief Executive Officer.  Notwithstanding any provision in these Restated Bylaws to the contrary, at any time prior to the Chairman Succession Date, the Board may not take any of the following actions, unless (x) the Nominating/Governance Committee, acting by a vote of a majority of the Entire Committee, recommends to the Board that such actions be taken by the Board and (y) the Board, acting by a vote of a majority of the Entire Board, accepts such recommendation:  (a) the removal of Mr. Tilton from the position of Chairman, (b) the removal of Mr. Smisek from the position of Chief Executive Officer or (c) any material modification of the powers, duties or responsibilities of the Chairman or the Chief Executive Officer under these Restated Bylaws as of the Effective Time.

5.15         Headquarters.  The Corporation shall maintain its corporate headquarters and related corporate functions in the United Building Chicago, Illinois and maintain its airline operations headquarters in the Willis Tower in Chicago, Illinois.  In addition, the Corporation shall maintain a significant presence in Houston, Texas.

ARTICLE 6
Stock And Transfers Of Stock

6.1           Stock Certificates.  The Common Stock shall be uncertificated.  The shares of the Corporation other than the Common Stock shall be represented by certificates or shall be uncertificated.  The Board shall have the power and authority to make such rules and regulations as it may deem expedient concerning the issue, transfer and registration of uncertificated shares or certificates for shares of stock of the Corporation.  Each certificate shall be signed by the Chairman or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, certifying the number of certificated shares owned by such Stockholder in the Corporation.  Any or all of the signatures on the certificate may be a facsimile.  In case any officer, Transfer Agent or Registrar who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer, Transfer Agent or Registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, Transfer Agent or Registrar at the date of issuance.

Exhibit B-2 - 19

6.2           Transfer Agents and Registrars.  The Board may, in its discretion, appoint responsible banks or trust companies as the Board may deem advisable, from time to time, to act as Transfer Agents and Registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such Transfer Agents and registered by one of such Registrars.

6.3           Transfers of Stock.  Transfers of shares of stock of the Corporation shall be made on the stock ledger of the Corporation only upon authorization by the record holder thereof or by such holder’s attorney, successor or assignee thereunto authorized by power of attorney (or other proper evidence of succession, assignment or authority to transfer) duly executed and filed with the Corporation’s Transfer Agent or Registrar.  Except as otherwise provided in the Restated Certificate, and subject to any other transfer restriction applicable thereto, shares of certificated stock may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by written power of attorney to sell, assign and transfer the same with reasonable assurances given that such endorsement is genuine and that all applicable taxes thereon have been paid, signed by the record holder thereof; but no transfer shall affect the right of the Corporation to pay any dividend upon the stock to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation.  No transfer of stock in violation of the provisions of Article Fourth, Part III, Section 1 or Article Fourth, Part IV, Section 1 of the Restated Certificate shall be valid as against the Corporation for any purpose.

6.4           Lost Certificates.  In case any certificate of stock shall be lost, stolen or destroyed, the Board, in its discretion, may authorize the issuance of a substitute certificate in place of the certificate lost, stolen or destroyed and may cause such substitute certificate to be countersigned by the appropriate Transfer Agent (if any) and registered by the appropriate Registrar (if any), provided that, in each such case, the applicant for a substitute certificate shall furnish to the Corporation and to such of its Transfer Agents and Registrars as may require the same, evidence to their satisfaction, in their discretion, of the loss, theft or destruction of such certificate and of the ownership thereof, and also such security or indemnity as may be required by them.

6.5           Record Date.

(a)           In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or, subject to applicable law, to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board is authorized, from time to time, to fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such Stockholder meeting, nor more than sixty (60) days prior to any other action.

Exhibit B-2 - 20

(b)           A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(c)           Only Stockholders that are Stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, a meeting of Stockholders and any adjournment thereof or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for any other purpose, as applicable, notwithstanding any transfer of any stock on the stock ledger of the Corporation after any record date so fixed.

ARTICLE 7

Miscellaneous

7.1           Fiscal Year.  The fiscal year of the Corporation shall be the calendar year.

7.2           Surety Bonds.  The Treasurer, each Assistant Treasurer and such other officers or agents of the Corporation as the Board may direct, from time to time, shall be bonded for the faithful performance of their duties in such amounts and by such surety companies as the Board may determine.  The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Chief Executive Officer or the chief financial officer.

7.3           Signature of Negotiable Instruments.  All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned by such officer or officers and in such manner as, from time to time, may be prescribed by resolution (whether general or special) of the Board.

7.4           Subject to Law and Restated Certificate.  All powers, duties and responsibilities provided for in these Restated Bylaws, whether or not explicitly so qualified, are qualified by the provisions of the Restated Certificate and all applicable laws.

7.5           Voting of Stocks.  Unless otherwise ordered by the Board of Directors, the Chairman of the Board, President and General Counsel shall each have full power and authority, in the name of and on behalf of the Corporation, to attend, act and vote at any meeting of stockholders of a corporation in which the Corporation may hold stock, and, in connection with any such meeting, shall possess and may exercise any and all rights and powers incident to the ownership of such stock which, as the owner thereof, the Corporation might possess and exercise.  The Board of Directors from time to time may confer like powers upon any other person or persons.

7.6           Dividends.  Dividends upon the capital stock may be declared by the Board at any regular or special meeting and may be paid in cash or in property or in shares of the capital stock.  Before paying any dividend or making any distribution of profits, the Directors may set apart out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may later or abolish any such reserve or reserves.

Exhibit B-2 - 21

7.7           Corporate Seal.  The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board, the name of the Corporation and the words “Corporate Seal” and “Delaware.”  The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE 8

Amendments

8.1           Amendment of these Restated Bylaws.  Except as herein otherwise expressly provided, these Restated Bylaws may be altered or repealed and new bylaws, not inconsistent with any provision of the Restated Certificate or applicable law, may be adopted, either (a) by the affirmative vote of at least a majority of the Directors voting at a meeting of the Board at which a quorum is present or (b) by the affirmative vote of the holders of at least a majority in voting power of the stock entitled to vote thereon, at an annual meeting of Stockholders, or at a special meeting thereof, the notice of which meeting shall include the form of the proposed amendment or supplement to or modification of these Restated Bylaws or of the proposed new bylaws, or a summary thereof; provided, however, that the Board may not take any of the following actions, unless (x) the Nominating/Governance Committee, acting by a vote of a majority of the Entire Committee, recommends to the Board that such actions be taken by the Board and (y) the Board, acting by a vote of a majority of the Entire Board, accepts such recommendation: any repeal of, amendment to, or adoption of any provision inconsistent with Section 5.5(c), Section 5.14, the last sentence of Section 5.6 or this proviso.

ARTICLE 9

Restated Certificate to Govern

9.1           Restated Certificate to Govern.  Notwithstanding anything to the contrary herein, if any provision contained herein is inconsistent with or conflicts with a provision of the Restated Certificate, such provision herein shall be superseded by the inconsistent provision in the Restated Certificate, to the extent necessary to give effect to such provision in the Restated Certificate.

Exhibit B-2 - 22